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07022019

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: White Energy Company Limited

*CURRENT ADDRESS: Level 5 Grafton Bond Building
201 Kent Street
Sydney NSW 2000

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 0 6 2007
THOMSON FINANCIAL

FILE NO. 82- 35073

FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/22/07

082-35073

White Energy Company Limited

ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

26 October 2006

AR/S
6-30-06

Dear Shareholder

ANNUAL GENERAL MEETING PACKAGE

On behalf of the Board, I am pleased to invite you to attend White Energy Company Limited's Annual General Meeting. This will be held at 10.00am on Monday, 27th November 2006 at:

PricewaterhouseCoopers
Level 10
201 Sussex Street
Sydney NSW 2000

When attending the Annual General Meeting, please report first to the PricewaterhouseCoopers' Concierge Desk in the Lobby of Tower II to obtain a security pass and instructions.

Enclosed in the Annual General Meeting package are the following documents:

- Annual Report for the year ended 30 June 2006
- Notice of Meeting and Explanatory Notes
- Proxy form for the Annual General Meeting.

We look forward to seeing you at the Annual General Meeting.

Yours faithfully

D J Franks

David Franks
Company Secretary

Annual General Meeting package printed on 100% Recycled Paper

014912 - V1

ANNUAL REPORT 2006

100% RECYCLED

WHITE ENERGY COMPANY LIMITED

WHITE ENERGY COMPANY LIMITED
ABN: 62 071 527 083

Principal Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
www.whiteenergyco.com.au

ANNUAL REPORT
AS AT 30 JUNE 2006

CONTENTS	PAGE

White Energy Company Limited
(Formerly Amerod Resources Limited)
ABN 62 071 527 083

White Energy Company Limited

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

Dear Shareholder

It has been an extremely busy year for our Company. Significant corporate milestones have been achieved, the most critical being the acquisition of White Energy Technology Limited and its exclusive licence to patented technology developed by the CSIRO which processes relatively poor quality coal into a higher quality product with significant cost and environmental benefits.

There is significant demand for White Energy's technology globally. The process is extremely effective when applied to sub-bituminous coal. These coals represent the most abundant form of coal resources. Historically however there has been minimal demand for this type of coal because its high moisture content makes it a relatively inefficient fuel source. Applying White Energy's process to sub-bituminous coal redresses these inefficiencies and creates a higher quality fuel with all the characteristics of expensive bituminous coals.

During the year the Company also took the first critical step in commercialising its coal technology. In this regard, the Company signed formal documentation subsequent to year end with PT Bayan Resources (a member of the Bayan Resources Group) to build, own and operate on a joint venture basis binderless coal briquetting plants with an annual capacity of 5 million tonnes at Bayan's Tabang Mine in the Indonesian region of East Kalimantan. Importantly, Bayan Resources have agreed to acquire up to 1.5 million tonnes per annum of upgraded coal from the joint venture over the first five years of the plants operation representing approximately US$200 million of guaranteed revenue for the joint venture. Feasibility work regarding the Bayan plant has been completed and agreed and the joint venture is now in the process of finalising tender documentation to enable construction of the plant to be commenced.

Also during the year the Company entered into various Heads of Agreements with a number of large global corporations to investigate the potential to commercially exploit the technology in the key markets of China, Indonesia and Japan. Negotiations are ongoing with a number of these parties and final documentation is likely to be signed soon.

On the back of its focus on coal technology, the Company has undertaken the following capital raising programs during the year to 30th June 2006:

- raised AU$500,000 at a price of AU$0.25 during July 2005;
- raised AU$5,032,800 at AU0.90 a share during May 2006;
- participation by shareholders in a Share Purchase Plan at AU0.95 per share, with a one for one free attaching option at AU$1.40 during June 2006.

Subsequent to year end, and as approved at the Extraordinary General Meeting held on 28 June 2006, the Company raised a further AU$23,024,000 at AU$0.96 per share through a share placement to various financial institutions located in Australia, Singapore, the United Kingdom, the United States and Hong Kong.

The Company continues to evaluate the future for its mineral assets, with further investigations and work to be undertaken in the coming months.

The Board would like to thank the shareholders, both old and new, for supporting the Company in this very interesting phase of the Company's history.

Yours faithfully

John McGuigan
Chairman

28 September 2006

The directors present their report on the consolidated entity, consisting of White Energy Company Limited ("**the Company**" or "**White Energy**", formerly Amerod Resources Limited) and the entities it controlled at the end of, or during, the year ended 30 June 2006.

DIRECTORS

The following persons were directors of the Company during the whole of the financial year and up to the date of this report:

> JV McGuigan

> JC Atkinson

> IT Khan

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of evaluation of the mining exploration assets and continued due diligence of the coal processing technology over which the Company held an option to acquire. The Board proposed to shareholders to acquire the coal technology company, White Energy Technology Limited and its subsidiaries, with shareholders approving the acquisition at the Extraordinary General Meeting held on 28 June 2006. The acquisition was subsequently completed on 30 June 2006.

DIVIDENDS

No amounts have been paid or declared by way of dividend during the current financial year (2005 : Nil).

REVIEW OF OPERATIONS

The consolidated entity's loss from ordinary activities was $985,168 (2005 : $758,799). Comments on the operations and the results of those operations are set out below:

(a) Revenue comprises $186,730 interest earned on the consolidated entity's cash deposits

(b) At an Extraordinary General Meeting held on 28 June 2006, the shareholders approved the acquisition of White Energy Technology Limited and its subsidiaries. The acquisition took place on 30 June 2006. The total consideration payable for the acquisition amounted to $55,278,571 and included:

> the issue of 51,428,571 shares at $1.00 per share for a total of $51,428,571;

> Cash payment of $1,000,000;

> Cash payable within 6 months of settlement of $2,600,000;

> Option paid on agreement of purchase contract of $250,000.

The acquisition provides a new area of operations, in addition to the mining exploration assets, being the Coal Technology license that was acquired as part of the transaction.

Earnings per share	**2006** Cents	**2005** Cents
Basic and diluted earnings per share	(2.5)	(3.0)

Diluted earnings per share represents the impact on shareholder earnings if all options that had been on issue were instead converted into ordinary shares.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

During the year, the Company acquired White Energy Technology Limited and its subsidiaries and furthered the change in the nature of its activities initiated in the prior financial year, to a company involved in the resource sector in two main areas being:

(i) a broad based resource house with initial projects in nickel exploration; and

(ii) owner and developer of Coal Processing Technology.

Subsequent to the acquisition of White Energy Technology and its subsidiaries, the Company changed its name from Amerod Resources Limited to White Energy Company Limited in acknowledgement of the change in direction the company had taken.

Changes to the contributed equity of the Company from $59,665,559 to $116,472,971 have resulted from:

Details	Notes	Number of shares	$
Issue of shares at $0.25 per share		2,000,000	500,000
Issue of shares on exercise of options at $0.25 per option		685,000	171,250
Issue of shares under share purchase plan at $0.95 per share		242,003	229,903
Issue of shares under placement at $0.90 per share		5,592,000	5,032,800
Issue of shares for acquisition of White Energy Technology Ltd and its subsidiaries at $1.00 per share (share price at date of completion on 30 June 2006)		51,428,571	51,428,571
Less: transaction costs		–	(555,112)
Balance		59,947,574	56,807,412

Except for the matters discussed above, there were no other significant changes in the state of affairs of the consolidated entity during the financial year.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Except for the matters discussed below, no matters or circumstances have arisen since 30 June 2006 that significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

On 7 July 2006, 419,400 unlisted options, exercisable at $0.01 with an expiry date of 7 July 2011 were issued to the broker for the placement in May 2006 which raised $5,032,800.

During August 2006, the company finalised the placement approved at the Extraordinary General Meeting on 28 June 2006. A total of $23,024,000 was raised through the issue of 23,983,333 fully paid shares at $0.96 per share. In addition placement fees for the capital raising were paid through the issue of unlisted options, being 2,066,896 unlisted options, exercisable at $0.01 with an expiry date of 30 August 2011.

The Company signed formal documentation subsequent to year end with PT Bayan Resources (a member of the Bayan Resources Group) to build, own and operate on a joint venture basis binderless coal briquetting plants with an annual capacity of 5 million tonnes at Bayan's Tabang Mine in the Indonesian region of East Kalimantan. Importantly, Bayan Resources have agreed to acquire up to 1.5 million tonnes per annum of upgraded coal from the joint venture over the first five years of the plants operation representing approximately US$200 million of guaranteed revenue for the joint venture. Feasibility work regarding the Bayan plant has been completed and agreed and the joint venture is now in the process of finalising tender documentation to enable construction of the plant to be commenced.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

White Energy Company Limited will continue to undertake work on its exploration projects as well as develop the coal technology which was acquired during the year through the acquisition of White Energy Technology Limited.

INFORMATION ON DIRECTORS

JV McGuigan LL.B, B.Ec., FCPA – Non-Executive Chairman

Mr McGuigan was appointed as a director on 11 September 1998 and as Executive Chairman on 7 March 2000. Mr McGuigan stood down as executive chairman on 30 June 2001. Mr McGuigan has both an accounting and legal background. He has been on the boards of a number of public and private companies and has maintained an active involvement in charitable and civic organisations. Mr McGuigan retired as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr Atkinson. Mr McGuigan is a member of the audit committee and the remuneration/nomination committee.

Other current directorships : Nil

Former directorships in last 3 years : Nil

JC Atkinson B.Juris., LL.B – Executive Director

Prior to joining the Company Mr Atkinson was a solicitor and partner with Baker & McKenzie in Hong Kong, where he practised principally as a mergers and acquisitions lawyer. He resigned as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr McGuigan. Mr Atkinson became a director of the Company on 15 February 1999 and is a member of the audit committee and the remuneration/nomination committee. On 1 January 2003, Mr Atkinson was appointed an executive director.

Other current directorships : Nil

Former directorships in last 3 years : Nil

IT Khan B.A. (Hons) – Non-Executive Director

Co-founder of Techpacific. Former managing director of Nomura, based in Hong Kong, and responsible for regional (non-Japan Asian) investment banking and fixed income business. Mr Khan has over 17 years' corporate finance and investment banking experience with financial institutions such as Citicorp, UBS and Schroders. In addition to techpacific, Mr. Khan is also managing director of Crosby Asia Holdings, a regional Asian investment banking firm, and a board member of Entone, a Hong Kong and US-based broadband services company.

Other current directorships : Nil

Former directorships in last 3 years : Nil

INFORMATION ON COMPANY SECRETARY

The Company Secretary is David Franks BEc, CA, CFP, JP. Mr Franks was appointed on 3 February 2005 and is principal of Franks and Associates Pty Ltd (Chartered Accountants). He is currently company secretary of the following public companies: Microview Limited, White Energy Company Limited, Solar Sailor Holdings Limited, Van Eyk.Com Limited and Van Eyk Research Limited.

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS

Details of the directors' interests in shares and options of the Company as at the date of this report are as follows:

Director	Ordinary shares	Options (1)	Options (2)
JV McGuigan	3,730,280	90,500	–
JC Atkinson	3,695,144	70,500	–
IT Khan (3)	–	–	–
Hunter Bay Partners Pty Ltd (4)	–	–	6,000,000

(1) Standard options: $0.25 exercise price, expiring 30 November 2008.

(2) 6,000,000 performance options: $0.25 exercise price, expiring 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals.

(3) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 623,528 Shares and in Crosby Investment Holdings Limited which holds 419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 and 1,616,896 unlisted options exercisable at $0.01, expiring 30 August 2011.

(4) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited.

MEETINGS OF DIRECTORS

The numbers of meetings of the Company's Board of directors and of each Board committee held during the year ended 30 June 2006 and the number of meetings attended by each director were:

	Meetings of Directors		Meetings of Audit & Finance Committee	
Non-executive directors	**Held ***	**Attended**	**Held ***	**Attended**
JV McGuigan	15	15	N/A	N/A
IT Khan	15	14	#	#
Executive director				
JC Atkinson	15	15	N/A	N/A

* reflects the numbers of meetings held while a director held office or was a member of the committee.

not a member of the Audit & Finance committee.

N/A Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the Board.

RETIREMENT, ELECTION AND CONTINUATION IN OFFICE OF DIRECTORS

It is the Board's policy to consider the appointment and retirement of non-executive directors on a case-by-case basis. In doing so, the Board must take into account the requirements of the Australian Stock Exchange Listing Rules and the *Corporations Act 2001*.

In accordance with the Company's constitution, Mr J C Atkinson will retire at the Company's forthcoming annual general meeting and offers himself for re-election.

Currently, all directors are required to be re-elected at least every three years, at least one-third of the directors must retire at each annual general meeting.

REMUNERATION REPORT (AUDITED)

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration

B. Details of remuneration

C. Service agreements

D. Share based compensation – options

E. Additional information (not audited)

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited.

A. Principles used to determine the nature and amount of remuneration (audited)

Remuneration of executive directors and other senior executives and the remuneration policies of the Company generally are determined by the Board. Executive remuneration is reviewed annually by the Board, having regard to individual performance and comparative market rates. In addition to base salary, remuneration packages include superannuation and fringe benefits. Executives are also eligible to participate in the Company's Employee Option Plan (details are set out in Note 17). Remuneration and other terms of employment are formalised in service agreements. In relation to Mr Atkinson, executive director for the year ended 30 June 2006, the remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Remuneration of non-executive directors is determined by the Board within the maximum approved by the shareholders from time to time. Non-executive directors are also eligible to participate in the Company's Employee Option Plan. Effective 1 April, 2002 the directors resolved to suspend payment of all directors' fees.

For the year to 30 June 2006, the nature and amount of remuneration for the Directors has been determined such that no director fees were agreed to be paid for non-executive directors and a base package for executive directors as set as outlined in 2005. Due to the significant changes in the company over the last 5 years, including shareholder approval in 2005 for the change in activities of the company and subsequent relisting and capital restructuring, it is not appropriate to comment upon the policy of remuneration of directors and the company's performance over this time period.

B. Details of remuneration (audited)

Details of the nature and amount of each element of the emoluments of each director of the Company and each of key management personnel of the Company and the consolidated entity receiving the highest emoluments are set out in the following table:

Non-executive directors of White Energy Company Limited

	Short Term Benefits		Post Employment	Share Based	Total
Name	Cash Salary	Non Monetary	Superannuation	Options	Total
2006	$	$	$	$	$
JV McGuigan	–	–	–	–	–
IT Khan	–	–	–	–	–
	Directors' fees		Superannuation	Options	Total
2005	$		$	$	$
JV McGuigan	–		–	–	–
IT Khan	–		–	–	–

Executive director of White Energy Company Limited

	Short Term Benefits		Post Employment	Share Based	Total
Name	Cash Salary	Non Monetary	Superannuation	Options	Total
2006	$	$	$	$	$
JC Atkinson	127,528	–	11,100	–	138,628
2005					
JC Atkinson	139,240	–	10,800	–	150,040
Hunter Bay Partners Pty Ltd (i)	–	–	–	270,000	270,000

As it was the case in the prior year, John Atkinson continued to assume certain executive responsibilities, particularly in relation to the investigation and review of alternative business opportunities and the capital restructuring of the Company.

(i) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options during the year ended 30 June 2005 which vested on 2 November 2005. There are no unvested options at 30 June 2006. These were valued at $270,000 in the Explanatory Memorandum attached to the Notice.

During the year ended 30 June 2006, $12,126 (2005: $17,640) was paid to Hunter Bay Partners for secretarial services and $82,066 (2005: $44,045) was paid to Hunter Bay Services for rent, communication and administrative costs relating to the company's office costs.

The key management personnel of the White Energy Company Limited Consolidated Group (the Group) are the directors of White Energy Company Limited (see page 4 and 5 above). Except for the Executive Director discussed on page 6 above, there are no other executives to the Group.

Company Secretary of White Energy Company Limited

	Short Term Benefits		Post Employment	Share Based	Total
Name	Cash Salary	Non Monetary	Superannuation	Options	Total
2006	$	$	$	$	$
D Franks	85,370	–	–	–	85,370
2005					
D Franks	18,895	–	18,895	–	18,895

David Franks' chartered accounting firm, Franks & Associates Pty Ltd, is paid for performing these services. The fees above are excluding GST.

C. Service agreements (audited)

Remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however they have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Arrangements relating to remuneration currently in place are set out below:

JC Atkinson, Executive Director

> Term of agreement – commencing 1 November 2005, on a rolling contract with base salary to be reviewed each financial year. Mr Atkinson, although an executive director retires and seeks re-election under the rotation of directors policy.

> Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $10,900 per month, to be reviewed annually by the remuneration committee, plus motor vehicle allowance.

DJ Franks, Company Secretary

> Term of agreement – 12 months from February 2005.

> Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.

> Term of agreement – 12 months from 1 June 2006.

> Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.

D. Share based compensation – options (audited)

No options have been provided in the year ended 30 June 2006 as compensation to any directors or key management personnel.

During the year ended 30 June 2005, pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 performance options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson. The performance criteria have been satisfied, with 3,000,000 of the options vested upon the weighted average share price exceeding $0.30 for a period of 1 month (fair value of $0.05 per option) and 3,000,000 of the options vested upon the weighted average share price exceeding $0.35 for a period of 1 month (fair value of $0.04 per option).

Any other options granted during, since the end of or in the prior financial year have been in relation to capital raising or payments to suppliers.

E. Additional information (unaudited)

The overall level of executive reward for companies would normally take into account the performance of the Group over a number of years, with greater emphasis given to the current and prior year. Due to the significant changes that have occurred over the last 5 years, with shareholders approving in March 2005 the restructuring, recapitalisation, significant change in activities of the company and subsequent relisting on the Australian Stock Exchange, a commentary on share price movements over the last 5 years compared to executive reward over this period is not appropriate. Since the shareholder approval mentioned, the share price has risen approximately 400% with minimal changes to director remuneration.

Shares Under Option

Shares under option at 30 June 2006 are as follows:

Date options granted	Expiry date	Issue price of Shares	Number under option
8 March 2005 (1)	30 November 2008	$0.25	8,477,000
8 March 2005 (2)	30 November 2008	$0.25	7,000,000
8 March 2005 (3)	30 November 2008	$0.25	6,000,000
8 March 2005 (4)	30 November 2008	$0.40	6,000,000
30 June 2006 (5)	30 August 2009	$1.40	392,003
			27,869,003

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 16 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

(1) Issued under Prospectus dated 4 February 2006, 1 for 2 attached free option and Listing Rule 7.1 on 15 March 2006.

(2) Issued under Prospectus dated 4 February 2006, part consideration for acquisition of Amerod Exploration Limited.

(3) Issued under Prospectus, performance options to Hunter Bay Partners Pty Ltd, an entity which is associated with Mr JV McGuigan and Mr JC Atkinson.

(4) Issued under Prospectus dated 4 February 2006, part consideration for acquisition of Amerod Exploration Limited.

(5) Issued under Share Purchase Plan dated 24 May 2006 and to brokers for services.

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

All options that had previously been issued to employees lapsed upon cessation of their employment pursuant to the Rules of the Employee Option Plan.

SHARES ISSUED ON EXERCISE OF OPTIONS

A total of 685,000 options were exercised during the year ended 30 June 2006.

There are a total of 27,869,003 options over ordinary shares on issue at 30 June 2006, with the terms and conditions outlined above.

Subsequent to year end, 419,400 options were issued on 7 July 2006 and 2,066,896 options were issued on 30 August 2006 and during the period 24 July 2006 to 29 August 2006, 120,000 options were exercised at an exercise price of $0.25.

INSURANCE OF OFFICERS

During the financial year, the consolidated entity paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any subsidiary bodies corporate as defined in the insurance policy.

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

ENVIRONMENTAL REGULATION

The consolidated entity is committed to environmental care and aims to carry out its activities in an environmentally responsible and scientifically-sound way. In performing exploration activities, some disturbances of the land in the creation of tracks, drill rig pads, sumps and the clearing of vegetation occur. These activities have been managed in a way that reduced environmental impact to a practical minimum. Rehabilitation of any land disturbances would occur as soon as practicable after exploration activity in an area has been completed.

The consolidated entity has, as far as the Directors are aware, complied with all statutory requirements relating to its exploration activities.

<< DIRECTORS' REPORT (continued)

NON-AUDIT SERVICES

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company are important.

Details of amounts paid or payable to the auditor for additional non-audit services provided during the year are set out in Note 18 to the Financial Statements.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out in Note 18 to the Financial Statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

> All non audit services have been reviewed by the board to ensure they do not impact the impartiality and objectivity of the auditor;

> None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditors own work, acting in a management or decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under Section 307C of the *Corporations Act 2001* is set out on Page 11.

AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney

28 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

AUDITOR'S INDEPENDENCE DECLARATION

As lead auditor for the audit of White Energy Company Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of White Energy Company Limited (and the entities it controlled) during the period.

BK Hunter
PricewaterhouseCoopers

Sydney
28 September 2006

Liability limited by a scheme approved under Professional Standards Legislation

<< CORPORATE GOVERNANCE STATEMENT

The Board of Directors of White Energy Company Limited is responsible for the corporate governance of the Company. The Board monitors the business affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board of Directors acknowledge the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council. However in view of the Company's current size and extent of nature of operations, full adoption of the recommendations is currently not practical. The Board will continue to work towards full adoption of the recommendations in line with growth and development of the Company in the years ahead. Where the Company's framework was different to the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council, it has been noted.

A summary of the current corporate governance practices as adopted by the Board is as follows:

THE BOARD OF DIRECTORS

The board carries out its responsibilities according to the following mandate:

> The Board should comprise at least three directors, with at least two-thirds being non-executive directors;

> The Chairman of the board should be a non-executive director;

> The directors should possess a broad range of skills, qualifications and experience;

> The board should at least meet on a quarterly basis; and

> All available information in connection with items to be discussed at a meeting of the board shall be provided to each director prior to that meeting.

The primary responsibilities of the Board include:

> The approval of the annual and half-yearly financial report;

> The establishment of the long term goals of the consolidated entity and strategic plans to achieve those goals;

> The review and adoption of annual budgets for the financial performance of the consolidated entity and monitoring the results on a quarterly basis;

> Ensuring that the consolidated entity has implemented adequate internal controls together with appropriate monitoring of compliance activities; and

> Ensuring that the consolidated entity is able to pay its debts as and when they fall due.

The Company discloses the curriculum vitae of each director in its Annual Report.

The function of Chairperson (John McGuigan) and Executive Director (John Atkinson) are separate.

Due to the size of the Company, the members of the Remuneration Committee and Nomination Committee are the same.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

> The majority of the Board should be independent. Presently the Board consists of one part time executive director (John Atkinson) and two non-executive directors (John McGuigan and Ilyas Khan). However as each of their shareholding in the Company is considered substantial, they are not considered independent.

> The Chairperson should be independent. Presently the Chairperson is John McGuigan who is a non-executive director. However as his shareholding in the Company is considered substantial, he is not considered independent.

INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the consolidated entity's expense concerning any aspect of the consolidated entity's operations or undertaking in order to fulfill their duties and responsibilities as directors.

ETHICAL STANDARDS

The Board endeavours to ensure that the Directors, officers and employees of the Company act with integrity and observe the highest standards of behaviour and business ethics in relation to their corporate activities.

Specifically, that Directors, officers and employees must:

> Comply with the law;

> Act in the best interests of the Company;

> Be responsible and accountable for their actions; and

> Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

TRADING POLICY

The company's policy regarding Directors and employees trading in its securities, is set by the finance committee. The policy restricts Directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

AUDIT & FINANCE COMMITTEE

The board has established an audit and finance committee consisting of the following directors:

> Mr John McGuigan (Chairperson)

> Mr John Atkinson

The names and qualifications of the directors in the Audit & Finance Committee and the number of meetings held are disclosed in the Annual Report.

The audit and finance committee provides a forum for the effective communication between the Board and external auditors. The committee reviews:

> The annual and half-yearly financial report prior to their approval by the Board;

> The effectiveness of management information systems and systems of internal control; and

> The efficiency and effectiveness of the external audit function.

The audit and finance committee invites the Chief Financial Officer, other directors and the external auditors to attend committee meetings on occasion. The audit and finance committee also meets with external auditors, as necessary, concerning any matters that arise in connection with the performance of their role, including the adequacy of internal controls. Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the board.

The Audit & Finance Committee requests the Company's external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditors report.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

> The Audit & Finance Committee should consist of three members, the majority being independent and the Chairperson being independent and not the Chairperson of the Board. The committee only consists of two members, with the Chairperson being the Chairperson of the Board and as outlined in *The Board of Directors* Section, the directors are not considered independent.

CONTINUOUS DISCLOSURE

The company secretary has been appointed as the person responsible for communications with the Australian Stock Exchange (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX.

The Board and the Company Secretary are responsible for the communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings. The Company adheres to best practice in its preparation of Notices of Meetings to ensure all shareholders are fully informed.

REMUNERATION COMMITTEE / NOMINATION COMMITTEE

The Board has established a remuneration committee / nomination committee consisting of the following directors:

> Mr John McGuigan (Chairperson)

> Mr John Atkinson

The remuneration committee reviews the remuneration policies applicable to all Directors and executive officers on an as needed basis and makes recommendations on remuneration packages and terms of employment to the board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the consolidated entity's operations, the remuneration committee occasionally seeks the advice of external advisers in connection with the structure of remuneration packages.

Full remuneration disclosure, including superannuation entitlements, and the number of meetings of the Remuneration Committee is provided by the Company in its Annual Report. The Remuneration Committee ensures that all equity based executive remuneration is made within the guidelines set by plans approved by shareholders.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

> The Remuneration Committee should consist of three members, the majority being independent and chaired by an independent person. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent

The nomination committee considers the appointment and retirement of non-executive directors on a case by case basis. In doing so, the Board must take into account the requirements of Listing Rules and the *Corporations Act 2001*. Currently all Directors are required to be re-elected at least every three years and at least one-third of directors must retire at each annual general meeting. This process also includes ongoing evaluation of the performance of the Board and its individuals according to the goals, objectives and primary responsibilities of each director as outlined in *The Board of Directors* Section.

During the year ended 30 June 2006, the have been no changes to executive or non-executive remuneration, with the only form of remuneration during the year being the base employment package for the executive director. No bonus or short and long term incentive payments were considered. Therefore no performance evaluation for the board and its current members has taken place in the reporting period.

The remuneration of directors has been included in the Directors' report.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

> The Nomination Committee should consist of three members, the majority being independent. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent.

RISK MANAGEMENT

The Board is responsible for the consolidated entity's system of internal controls. The Board constantly monitors the operation and financial aspects of the consolidated entity's activities and considers the recommendations and advice of external auditors and other external advisers on the operations and financial risks that face the consolidated entity.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the consolidated entity has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

> The Company does not have a full time chief executive officer or chief financial officer and therefore statements are not obtained from such persons in relation to Best Practice Recommendation 4.1.

CODE OF CONDUCT

As part of the Board's commitment to the highest standard of conduct, the consolidated entity adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

> Responsibilities to shareholders;

> Compliance with laws and regulations;

> Relations with customers and suppliers;

> Ethical responsibilities;

> Employment practices; and

> Responsibilities to the environment and the community.

FINANCIAL REPORT
AS AT 30 JUNE 2006

CONTENTS	PAGE

This financial report covers both White Energy Company Limited as an individual entity and the consolidated entity consisting of White Energy Company Limited and its controlled entities.

White Energy Company Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered Office
White Energy Company Limited
Suite 206, The Bentleigh
1 Katherine Street
Chatswood NSW 2067

Principal Place of Business
White Energy Company Limited
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 3 to 11 which is not part of this financial report.

The financial report was authorised for issue by the directors on 28 September 2006. The company has the power to amend and reissue the financial report.

<< INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

		Consolidated		Parent	
	Notes	2006	2005	2006	2005
		$	$	$	$
Revenue from continuing operations	5	**186,730**	59,334	**186,694**	45,530
Accounting and audit fees		**(89,755)**	(113,216)	**(83,755)**	(113,216)
Employee benefits expense		**(289,394)**	(545,811)	**(289,393)**	(545,811)
Depreciation		**(7,846)**	(8,578)	**(5,947)**	(8,531)
Finance costs	6	**(3,147)**	(23)	**(3,128)**	(23)
External advisory fees		**(550,991)**	(237,912)	**(550,991)**	(237,912)
Travel		**(66,001)**	(10,919)	**(66,001)**	(10,919)
Occupancy expenses		**(93,409)**	(69,249)	**(76,909)**	(69,249)
Reversal of expense provision		**-**	200,000	**-**	200,000
Other expenses		**(71,355)**	(32,425)	**(67,402)**	(30,109)
(Loss) before income tax expense		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Income tax expense	7	**-**	-	**-**	-
Net (loss)		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Loss attributable to members of White Energy Company Limited		**(985,168)**	(758,799)	**(956,832)**	(770,240)
		Cents	Cents		
Basic and diluted earnings per share	26	**(2.5)**	(3.0)		

The above income statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS >>
AS AT 30 JUNE 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Current assets					
Cash and cash equivalents	8	**6,564,354**	2,948,989	**6,450,072**	2,946,090
Trade and other receivables	9	**136,106**	23,235	**1,257,832**	135,652
Total current assets		**6,700,460**	2,972,224	**7,707,904**	3,081,742
Non-current assets					
Other financial assets	10	**-**	250,000	**57,660,388**	2,631,817
Property, plant and equipment	11	**867,613**	10,233	**26,496**	5,803
Exploration assets	12	**2,274,779**	2,048,702	**-**	-
Intangible assets	13	**55,983,130**	-	**-**	-
Total non-current assets		**59,125,522**	2,308,935	**57,686,884**	2,637,620
Total assets		**65,825,982**	5,281,159	**65,394,788**	5,719,362
Current liabilities					
Trade and other payables	14	**4,411,391**	105,472	**3,982,317**	574,131
Total current liabilities		**4,411, 391**	105,472	**3,982,317**	574,131
Total liabilities		**4,411,391**	105,472	**3,982,317**	574,131
Net assets		**61,414,591**	5,175,687	**61,412,471**	5,145,231
Equity					
Contributed equity	15	**116,472,971**	59,665,559	**116,472,971**	59,665,559
Reserves	16	**686,660**	270,000	**686,660**	270,000
Accumulated losses	16	**(55,745,040)**	(54,759,872)	**(55,747,160)**	(54,790,328)
Total equity		**61,414,591**	5,175,687	**61,412,471**	5,145,231

The above income statements should be read in conjunction with the accompanying notes.

<< STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

	Notes	Consolidated		Parent	
		2006	2005	**2006**	2005
		$	$	**$**	$
Total equity at the beginning of the financial year		**5,175,687**	572,257	**5,145,231**	553,242
No movement		**-**	-	**-**	-
Net income/(loss) recognised directly in equity		**-**	-	**-**	-
Loss for the year		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Total recognised income and expense for the year		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Transactions with equity holders in their capacity as equity holders:					
Issue shares		**57,362,524**	5,596,617	**57,362,524**	5,596,617
Share based payment (management performance options)		**-**	270,000	**-**	270,000
Share based payment (capital raising costs)		**416,660**	-	**416,660**	-
Less: transaction costs		**(555,112)**	(504,388)	**(555,112)**	(504,388)
		57,224,072	5,362,229	**57,224,072**	5,362,229
Total equity at the end of the financial year		**61,414,591**	5,175,687	**61,412,471**	5,145,231

The above statements of changes in equity should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS >>
FOR THE YEAR ENDED 30 JUNE 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Cash flow from operating activities					
Receipts from customers (inclusive of goods & services tax)		-	3,049	-	3,049
Payments to suppliers and employees (inclusive of goods & services tax)		**(962,473)**	(808,507)	**(975,339)**	(707,748)
		(962,473)	(805,458)	**(975,339)**	(704,699)
Interest received		**196,957**	50,481	**192,805**	36,677
Borrowing costs		**(3,147)**	(23)	**(3,128)**	(23)
Net cash (outflows) from operating activities	25	**(768,663)**	(755,000)	**(785,662)**	(668,045)
Cash flows from investing activities					
Loans made to controlled entities		**(368,825)**	–	**(587,616)**	(125,344)
Loans received from controlled entities		-	–	**4,116**	478,170
Payments for purchase of subsidiaries (net of cash acquired)		**(887,374)**	3,150	**(1,000,000)**	-
Payments for investment in other entity		-	(250,000)	-	(250,000)
Payments for exploration assets		**(232,646)**	(20,892)	-	-
Payments for property, plant and equipment		**(29,602)**	(4,477)	**(29,331)**	-
Net cash (outflows) from investing activities		**(1,518,447)**	(272,219)	**(1,612,831)**	102,826
Cash flows from financing activities					
Proceeds from shares and options issued		**5,933,925**	3,664,800	**5,933,925**	3,664,800
Costs of share issue		**(31,450)**	(504,388)	**(31,450)**	(504,388)
Net cash inflows from financing activities		**5,902,475**	3,160,412	**5,902,475**	3,160,412
Net increase (decrease) in cash and cash equivalents		**3,615,365**	2,133,193	**3,503,982**	2,595,193
Cash and cash equivalents at the beginning of the financial year		**2,948,989**	815,796	**2,946,090**	350,897
Cash and cash equivalents at the end of the financial year	8	**6,564,354**	2,948,989	**6,450,072**	2,946,090
Non cash investing and financing activities	25				

The above cash flow statements should be read in conjunction with the accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for White Energy Company Limited as an individual entity and the consolidated entity consisting of White Energy Company Limited and its subsidiaries.

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AFIRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of White Energy Company Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation.*

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

The financial report is the first White Energy Company Limited full year financial report to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of White Energy Company Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects to AIFRS. When preparing the White Energy Company Limited financial report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments and exploration assets, the comparative figures were restated to reflect these adjustments. White Energy has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation,* AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 6 *Exploration for and Evaluation of Mineral Resources* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the company's equity and net income are provided in Note 28.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by White Energy Company Limited ("**White Energy**", "**Company**" or "**parent entity**") as at 30 June 2006 and the results of all controlled entities for the year then ended. White Energy Company Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(d)).

Investments in subsidiaries are accounted for at cost in the individual financial statements of White Energy Company Limited.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

(a) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(b) Revenue recognition

Interest income is recognised on a time proportion basis using the effective interest method.

(c) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

White Energy and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. White Energy is responsible for recognising the current and deferred tax assets and liabilities for the tax consolidated group. The group notified the Australian Taxation Office on 7 October 2005 that it had formed an income tax consolidated group to apply from 1 July 2003.

With the acquisition of White Energy Technology Limited and subsidiary companies on 30 June 2006, it is anticipated that these entities will join the tax consolidated group on 30 June 2006. The Australian Taxation Office has not been notified of this event as yet.

The head entity, White Energy Company Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

(d) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

(d) Business combinations (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(t)). If the cost of acquisition is less than the Group's share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(e) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units) which are aligned with each area of interest in the case of exploration assets.

The licence as disclosed in Note 13 was originally valued based on the cash and value of consideration provided for acquiring the entities which owned the licence, adjusted for all other assets and liabilities acquired through these entities. In reviewing for impairment, the Directors commissioned an independent valuation of the licenses as provided to shareholders in the Explanatory Memorandum for their consideration at the Extraordinary General Meeting held on 28 June 2006.

(f) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(g) Trade Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

(h) Exploration and Evaluation Costs

Exploration and evaluation expenditure on exploration tenements and rights to farm-in are accumulated separately for each area of interest. Such expenditure is comprised of net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Exploration expenditure for each area of interest is carried forward as an asset provided one of the following conditions is met:

> such costs are expected to be recouped through successful development and exploitation of the area of interest; or

> alternatively, by its sale; or

> exploration activities in the area of interest have not yet reached a stage which permit a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure that fails to meet at least one of the conditions outlined above is written off or a provision made. Provisions are made where farm-in partners are sought and there is a possibility that carried-forward expenditures may have to be written off in the future. In the event that farm-in agreements are reached or the Company undertakes further exploration in its own right on those properties, the provisions would be reviewed and if appropriate, written back.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

(h) Exploration and Evaluation Costs (continued)

Evaluation of each area of interest/mineral resource is carried forward, but only to the extent its recoupment out of revenue to be derived from the relevant area of interest/mineral resource, or from sale of that area of interest, is reasonably assured.

When an area of interest is abandoned, any expenditure carried forward in respect of that area is written off. Expenditure is not carried forward in respect of any area of interest unless the Company's right of tenure to that area of interest is current.

No amortisation has been, or will be, charged until the asset is available for use, that is, when the asset has been sufficiently developed so that production is in progress.

(i) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, interests in listed and unlisted securities, other than subsidiaries and associates, were brought to account at cost and dividend income was recognised in the income statement when receivable. For zero coupon bonds, the difference between the amount paid and the redemption amount was amortised to the income statement over the period to maturity using the effective yield. The discount rate was that implicit in the transaction. Transaction costs were excluded from the carrying amounts.

Adjustments on transition date: 1 July 2005

At the date of transition (1 July 2005) no changes to carrying amounts were required.

From 1 July 2005

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. At the reporting date the only financial assets held were as follows:

(i) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

(j) Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment	2 –3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

(k) Intangible assets

(i) Licences

Licences have a finite useful life and are carried at cost less accumulated amortisation and impairment losses.

Amortisation is calculated using the straight-line method to allocate the cost of licences over their estimated useful lives, which at present are estimated to be 17 to 20 years.

(l) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(m) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include interest on bank overdrafts, bank fees and charges.

(n) Provisions

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(o) Employee entitlements

(i) Retirement benefit obligation

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(iii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the employee option plan and an employee share scheme.

Shares and options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under the employee option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

(o) Employee entitlements (continued)

Shares options granted after 7 November 2002 and vested after 1 January 2005 (continued)

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital. There were no share based payments vested before 1 January 2005.

(p) Contributed equity

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(q) Earning per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the profit/(loss) after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(s) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

(i) UIG 4 Determining whether an Asset Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

(ii) UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The Group does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group's financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

(s) New accounting standards and UIG interpretations (continued)

(iii) AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Group has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. It is not believed these amendments will affect the group's financial statements.

(iv) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed in relation to the Group's financial instruments.

(v) UIG 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The Group has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the Group's financial statements.

(vi) AASB 2005-6 Amendments to Australian Accounting Standards [AASB 121]

AASB 2005-6 is applicable to annual reporting periods ending on or after 31 December 2006. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation. White Energy Company Limited does not have any monetary items forming part of a net investment in a foreign operation. The amendment to AASB 121 will therefore have no impact on the Group's financial statements.

NOTE 2. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on liquidity and cash flow management. Risk management is carried out by the Executive Director, under policies approved by the Board of Directors, who evaluates financial risks in close co-operation with the Group's key management personnel.

(a) Credit risk

The group has no significant concentrations of credit risk.

(b) Market risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

For the year ended 30 June 2006, the Group was not exposed to foreign exchange risk.

(c) Liquidity risk

In order to meet the needs of the business, the Group ensures there are sufficient cash funds available to meet expenses incurred. Primarily, this has been achieved through equity raising.

(d) Cash flow risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are not materially exposed to changes in market interest rates.

(e) Interest rate risk exposures

The Group is not currently exposed to interest rate risk as it has no interest rate bearing borrowings.

NOTE. 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of intangible assets

The Group tests annually whether intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 1. As intangible assets in the balance sheet were acquired as part of the acquisition disclosed in Note 21 on 30 June 2006, the first annual impairment test will not be until 30 June 2007. The fair value assigned to the assets acquired, as disclosed in Note 21, was found to be fair by independent valuation report.

Exploration activities in the area of interest have not yet reached a stage which permit a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

NOTE 4. SEGMENT INFORMATION

The Company previously operated in a single business segment, being an exploration mining company in one geographical area, being Australia. At 30 June 2006, the company acquired White Energy Technology Limited and its subsidiaries which operate in the coal technology sector, therefore as at the balance sheet date, it has assets and liabilities in three sectors.

Coal Technology

Exclusive licence to patented technology developed by the CSIRO which processes relatively poor quality coal into a higher quality product.

Mining

Mining exploration assets.

Unallocated

Corporate and listed holding company activities.

2006	Coal Technology $	Mining $	Unallocated $	Inter-segment eliminations $	Total $
Other revenue	–	–	186,730	–	186,730
Expenses	–	(28,372)	(1,143,526)	–	(1,171,898)
Loss before tax	–	(28,372)	(956,796)	–	(985,168)
Depreciation	–	(1,900)	(5,946)	–	(7,846)
Segment assets	56,204,969	2,282,599	7,960,000	(621,586)	65,825,982
Segment liabilities	1,176,198	380,945	3,982,317	(1,128,069)	4,411,391
Acquisitions of plant and equipment and intangible assets	56,821,716	226,077	26,640	–	57,074,433

NOTE 4. SEGMENT INFORMATION (continued)

2005	Coal Technology $	Mining $	Unallocated $	Inter-segment eliminations $	Total $
Other revenue	–	–	59,334	–	59,334
Expenses	–	(6,796)	(816,303)	4,966	(818,133)
Loss before tax	–	(6,796)	(756,969)	4,966	(758,799)
Depreciation	–	317	8,531	(270)	8,578
Segment assets	–	2,064,844	4,267,708	(1,051,393)	5,281,159
Segment liabilities	–	134,855	574,130	(603,513)	105,472
Acquisitions of plant and equipment and intangible assets	–	2,048,702	4,477	–	2,053,179

NOTE 5. REVENUE

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Revenue from continuing operations	–	–	–	–
Other revenue				
Interest	**186,694**	56,285	**186,694**	42,481
Other	**36**	3,049	–	3,049
	186,730	59,334	**186,694**	45,530

NOTE 6. EXPENSES

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Loss before income tax includes the following significant expenses:				
Reversal of provision – closure costs	–	(200,000)	–	(200,000)
Interest and finance charges paid/payable	**3,147**	23	**3,128**	23
Rental expense	**63,950**	36,817	**47,450**	36,817
Defined contribution superannuation expense	**21,001**	21,286	**21,001**	21,286

NOTE 7. INCOME TAX

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
(a) Income tax expense				
Current tax	–	–	–	–
Deferred tax	–	–	–	–
Under (over) provided in prior years	–	–	–	–
	–	–	–	–
Income tax expense is attributable to:				
Profit/(loss) from continuing operations	–	–	–	–
Profit/(loss) from discontinuing operations	–	–	–	–
Aggregate income tax expense	–	–	–	–
Deferred income tax (revenue) expense included in income tax expense comprises:				
Decrease (increase) in deferred tax assets	–	–	–	–
(Decrease) increase in deferred tax liabilities	–	–		–
	–	–	–	–
(b) Numerical reconciliation of income tax expense to prima facie tax payable				
Loss from continuing operations before income tax expense	**(985,168)**	(758,799)	**(956,832)**	(770,240)
Tax at the Australian tax rate of 30% (2005 – 30%)	**(295,550)**	(227,640)	**(287,050)**	(231,072)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Restructuring costs (reversal of provision)	–	60,000	–	60,000
Share based payments reserve	–	81,000	–	81,000
Other non deductible items	**59,757**	–	**59,188**	–
	59,757	141,000	**59,188**	141,000
Deferred tax liabilities	**(86,717)**	–	**(18,894)**	–
Deferred tax assets subject to set off provisions	**20,100**	–	**18,300**	–
Unused tax losses for which no deferred tax asset has been recognised	**302,410**	86,640	**228,456**	–
	235,793	86,640	**227,862**	90,072
Income tax expense	–	–	–	–
(c) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	**2,397,969**	1,389,935	–	–
Potential tax benefit at 30%	**719,391**	416,981	–	–

Due to a change in ownership in the year ended 2002/03, the Group must rely on the same business test for the ability to utilise unused tax losses. The Group is presently seeking advice in relation to this matter.

(d) Offset of deferred tax liabilities with deferred tax assets and tax losses

At 30 June 2006 a total of $228,069 in deferred tax liabilities, arising from exploration expenditure, is offset by $37,200 in deferred tax assets and $190,869 in carried forward tax losses.

At 30 June 2005 a total of $141,352 in deferred tax liabilities, arising from exploration expenditure, is offset by $17,100 in deferred tax assets and $124,252 in carried forward tax losses.

NOTE 7. INCOME TAX (continued)

Tax consolidation legislation

White Energy Company Limited and its wholly-owned Australian subsidiary have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation was notified of this decision on 7 October 2005. With the acquisition of White Energy Technology Limited and subsidiary companies on 30 June 2006, it is anticipated that these entities will join the tax consolidated group on 30 June 2006. The Australian Taxation Office has not been notified of this event as yet.

The wholly-owned entities have fully compensated White Energy for deferred tax liabilities assumed by White Energy on the date of the implementation of the legislation and have been fully compensated for any deferred tax assets transferred to White Energy. The entities have entered into a tax sharing and funding agreement. Under the terms of this proposed agreement, the wholly-owned entities will reimburse White Energy for any current income tax payable by White Energy arising in respect of their activities. The reimbursements will be payable at the same time as the associated income tax liability falls due and will therefore be recognised as a current tax-related receivable by White Energy. In the opinion of the Directors, the proposed tax sharing agreement will also be a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by White Energy.

NOTE 8. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Cash at bank and on hand	**6,564,354**	2,948,989	**6,450,072**	2,946,090
	6,564,354	2,948,989	**6,450,072**	2,946,090

Reconciliation to cash at end of year

The above figures are reconciled to cash at the end of the financial year as shows in the statement of cash flows as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Balances as above	**6,564,354**	2,948,989	**6,450,072**	2,946,090
Balances as per statement of cash flows	**6,564,354**	2,948,989	**6,450,072**	2,946,090

Deposits at call

In 2006, the deposits bear interest at rate of 0% to 5.20% (2005: 4.6%) and $0 (2005: $17,500) is secured pursuant to a Bank Guarantee.

Cash acquired through purchase of subsidiaries

Through the purchase of White Energy Technology Limited and its subsidiaries, $112,626 of cash and cash equivalents was acquired (Note 21).

Interest rate risk

The Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table:

Trade and other receivables	Floating interest rate $	1 year or less $	Over 1 to 2 years $	Over 2 to 3 years $	Over 3 to 4 years $	Over 4 to 5 years $	Over 5 years $	Non-interest bearing $	Total $
2006	–	–	–	–	–	–	–	136,106	136,106
2005	–	–	–	–	–	–	–	23,235	23,235
Weighted average interest rate	–	–	–	–	–	–	–	–	

NOTE 9. CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Loans to related parties	–	–	**1,221,786**	125,344
Prepayments	**30,045**	–	**30,046**	–
Other	**106,061**	23,235	**6,000**	10,308
	136,106	23,235	**1,257,832**	135,652

NOTE 10. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Other (non-traded) investments				
Convertible Note in private company	–	250,000	–	250,000
Shares in controlled entities (Note 22)	–	–	**57,660,388**	2,381,817
Shares in other related parties	–	–	–	–
	–	250,000	**57,660,388**	2,631,817

NOTE 11. NON-CURRENT ASSETS – PROPERTY, PLANT & EQUIPMENT

	Plant & equipment	PT Bayan Plant	Total
	$	$	$
Consolidated			
At 1 July 2004			
Cost	22,857	–	22,857
Accumulated depreciation	(8,523)	–	(8,523)
Net book amount	14,334	–	14,334
Year ended 30 June 2005			
Additions through acquisition	4,747	–	4,747
Depreciation	(8,848)	–	(8,848)
Closing net book amounts	10,233	–	10,233
At 30 June 2005			
Cost	27,604	–	27,604
Accumulated depreciation	(17,371)	–	(17,371)
Net book amount	10,233	–	10,233
Year ended 30 June 2006			
Additions	**26,640**	–	**26,640**
Additions through acquisition	–	**838,586**	**838,586**
Depreciation	**(7,846)**	–	**(7,846)**
Closing net book amounts	**29,027**	**838,586**	**867,613**
At 30 June 2006			
Cost	**54,244**	**838,586**	**892,830**
Accumulated depreciation	**(25,217)**	–	**(25,217)**
Net book amount	**29,027**	**838,586**	**867,613**

NOTE 11. NON-CURRENT ASSETS – PROPERTY, PLANT & EQUIPMENT (continued)

	Plant & equipment $	Total $
Parent		
At 1 July 2004		
Cost	22,857	22,857
Accumulated depreciation	(8,523)	(8,523)
Net book amount	14,334	14,334
Year ended 30 June 2005		
Additions	–	–
Depreciation	(8,531)	(8,531)
Closing net book amounts	5,803	5,803
At 30 June 2005		
Cost	22,857	22,857
Accumulated depreciation	(17,054)	(17,054)
Net book amount	5,803	5,803
Year ended 30 June 2006		
Additions	**26,640**	**26,640**
Additions through acquisition	–	–
Depreciation	**(5,947)**	**(5,947)**
Closing net book amounts	**26,496**	**26,496**
At 30 June 2006		
Cost	**49,497**	**49,4967**
Accumulated depreciation	**(23,001)**	**(23,001)**
Net book amount	**26,496**	**26,496**

NOTE 12. NON-CURRENT ASSETS – EXPLORATION ASSETS

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Exploration Tenements				
Glen Ayle : E69/1962				
Cost at beginning of reporting period	**11,714**	–	–	–
Net book amount	**11,714**	–	–	–
Additions	**7,379**	–	–	–
Additions through acquisition	**–**	11,714	–	–
Cost at end of reporting period	**19,093**	11,714	–	–
Net book amount	**19,093**	11,714	–	–
Glen Ayle : E69/1963				
Cost at beginning of reporting period	**9,061**	–	–	–
Net book amount	**9,061**	–	–	–
Additions	**37,130**	–	–	–
Additions through acquisition	**–**	9,061	–	–
Cost at end of reporting period	**46,191**	9,061	–	–
Net book amount	**46,191**	9,061	–	–
Glen Ayle : E69/1964				
Cost at beginning of reporting period	**8,051**	–	–	–
Net book amount	**8,051**	–	–	–
Additions	**14,223**	–	–	–
Additions through acquisition	**–**	8,051	–	–
Cost at end of reporting period	**22,274**	8,051	–	–
Net book amount	**22,274**	8,051	–	–
Bridgetown : E70/2723				
Cost at beginning of reporting period	**13,112**	–	–	–
Net book amount	**13,112**	–	–	–
Additions	**12,748**	–	–	–
Additions through acquisition	**–**	13,112	–	–
Cost at end of reporting period	**25,860**	13,112	–	–
Net book amount	**25,860**	13,112	–	–

NOTE 12. NON-CURRENT ASSETS – EXPLORATION ASSETS (continued)

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Bridgetown : E70/2724				
Cost at beginning of reporting period	14,179	–	–	–
Net book amount	14,179	–	–	–
Additions	13,085	–	–	–
Additions through acquisition	–	14,179	–	–
Cost at end of reporting period	27,264	14,179	–	–
Net book amount	27,264	14,179	–	–
Nanutarra : E08/1162				
Cost at beginning of reporting period	32,650	–	–	–
Net book amount	32,650	–	–	–
Additions	65,505	–	–	–
Additions through acquisition	–	32,650	–	–
Cost at end of reporting period	98,155	32,650	–	–
Net book amount	98,155	32,650	–	–
Mt Mundy : E37/771				
Cost at beginning of reporting period	25,997	–	–	–
Net book amount	25,997	–	–	–
Additions	47,064	–	–	–
Additions through acquisition	–	25,997	–	–
Cost at end of reporting period	73,061	25,997	–	–
Net book amount	73,061	25,997	–	–
Bridgetown : E70/2855				
Cost at beginning of reporting period	–	–	–	–
Net book amount	–	–	–	–
Additions	9,149	–	–	–
Additions through acquisition	–	–	–	–
Cost at end of reporting period	9,149	–	–	–
Net book amount	9,149	–	–	–

NOTE 12. NON-CURRENT ASSETS – EXPLORATION ASSETS (continued)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Bridgetown : E70/2856				
Cost at beginning of reporting period	–	–	–	–
Net book amount	–	–	–	–
Additions	**9,794**		–	–
Additions through acquisition	–		–	–
Cost at end of reporting period	**9,794**		–	–
Net book amount	**9,794**		–	–
McMahons Reef EL Application: 2647				
Cost at beginning of reporting period	–	–	–	–
Net book amount	–	–	–	–
Additions	**10,000**	–	–	–
Additions through acquisition	–	–	–	–
Cost at end of reporting period	**10,000**	–	–	–
Net book amount	**10,000**	–	–	–
Exploration rights				
Cost at beginning of reporting period	**1,933,938**	–	–	–
Net book amount	**1,933,938**	–	–	–
Additions	–	–	–	–
Additions through acquisition	–	1,933,938	–	–
Cost at end of reporting period	**1,933,938**	1,933,938	–	–
Net book amount	**1,933,938**	1,933,938	–	–
Total exploration assets	**2,274,779**	2,048,702	–	–

The exploration rights of $1,933,938 represents the amount paid by the Group in excess of carrying book values in acquiring the portfolio of mining assets from the vendors of Amerod Exploration Limited.

NOTE 13. NON CURRENT ASSETS – INTANGIBLE ASSETS

	License $	Total $
Consolidated		
At 1 July 2004		
Cost	–	–
Accumulated depreciation	–	–
Net book amount	–	–
Year ended 30 June 2005		
Additions through acquisition	–	–
Depreciation	–	–
Closing net book amounts	–	–
At 30 June 2005		
Cost	–	–
Accumulated depreciation	–	–
Net book amount	–	–
Year ended 30 June 2006		
Additions	–	–
Additions through acquisition	55,983,130	55,983,130
Depreciation	–	–
Closing net book amounts	55,983,130	55,983,130
At 30 June 2006		
Cost	55,983,130	55,983,130
Accumulated depreciation	–	–
Net book amount	55,983,130	55,983,130

The coal technology license was acquired as part of the acquisition disclosed in Note 21 on 30 June 2006.

NOTE 13. NON CURRENT ASSETS – INTANGIBLE ASSETS (continued)

	License $	Total $
Parent		
At 1 July 2004		
Cost	–	–
Accumulated depreciation	–	–
Net book amount	–	–
Year ended 30 June 2005		
Additions through acquisition	–	–
Depreciation	–	–
Closing net book amounts	–	–
At 30 June 2005		
Cost	–	–
Accumulated depreciation	–	–
Net book amount	–	–
Year ended 30 June 2006		
Additions	–	–
Additions through acquisition	–	–
Depreciation	–	–
Closing net book amounts	–	–
At 30 June 2006		
Cost	–	–
Accumulated depreciation	–	–
Net book amount	–	–

NOTE 14. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Trade creditors	**848,585**	46,441	**839,031**	36,930
Loans from controlled entities [a]	–	–	**482,286**	478,170
Amounts payable to vendors on purchase of White Energy Technology Ltd and its subsidiaries [b]	**2,600,000**	–	**2,600,000**	–
Other creditors	**225,001**	–	–	–
Other creditors – accruals	**737,805**	59,031	**61,000**	59,031
	4,411,391	105,472	**3,982,317**	574,131

(a) There are no fixed repayment terms attached to the loan and no interest is payable.

(b) Amounts payable for the acquisition of White Energy Technology Ltd and its subsidiaries are in accordance with the share sale agreement. Amounts are due to be paid within 6 months of the date of acquisition, 30 June 2006. Payable amounts do not attract interest.

NOTE 15. CONTRIBUTED EQUITY

	Consolidated		Parent	
	2006	2005	**2006**	2005
	Shares	Shares	**$**	$
(a) Share capital				
Paid up capital ordinary shares each fully paid	**95,961,051**	36,013,477	**116,472,971**	59,665,559

(b) Movements in ordinary share capital

Date	Details	Notes	Number of shares	Number of options	$
30 June 2004	Balance		137,186,243		54,573,330
18 Feb 2005	Consolidation of shares 1 for 20	(g)	(130,326,766)		–
8 Mar 2005	Issue of shares at $0.20 per share	(e)	17,500,000		3,500,000
8 Mar 2005	Issue of shares at nil consideration	(e)	3,830,000		–
8 Mar 2005	Issue of shares at $0.20 per share	(e)	7,000,000		1,400,000
8 Mar 2005	Issue of $0.25 options expiring 30 Nov 2008	(d)		7,000,000	269,167
8 Mar 2005	Issue of $0.40 options expiring 30 Nov 2008	(d)		6,000,000	262,650
8 Mar 2005	Issue of shares at $0.20 per share	(e)	824,000		164,800
					60,169,947
	Less: Transaction costs arising on share issues				(504,388)
30 June 2005	Balance		36,013,477		59,665,559
29 July 2005	Issue of shares at $0.25 per share	(e)	2,000,000		500,000
4 Aug 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	10,000		2,500
27 Sept 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	15,000		3,750
11 Oct 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	125,000		31,250
13 Oct 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	15,000		3,750
24 Oct 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	20,000		5,000
26 Oct 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	50,000		12,500
2 Nov 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	5,000		1,250
9 Nov 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	7,500		1,875
11 Nov 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	55,000		13,750
14 Dec 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	12,500		3,125
22 Dec 2005	Exercise of $0.25 options expiring 30 Nov 2008	(d)	5,000		1,250
10 Jan 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	5,000		1,250
24 Jan 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	25,000		6,250
27 Jan 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	5,000		1,250
6 Feb 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	75,000		18,750

NOTE 15. CONTRIBUTED EQUITY (continued)

(b) Movements in ordinary share capital (continued)

Date	Details	Notes	Number of shares	Number of options	$
8 Mar 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	5,000		1,250
17 Mar 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	10,000		2,500
22 Mar 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	30,000		7,500
10 Apr 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	65,000		16,250
27 Apr 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	75,000		18,750
12 May 2006	Issue of shares at $0.90 per share	(e)	5,592,000		5,032,800
23 May 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	30,000		7,500
8 June 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	35,000		8,750
26 June 2006	Share purchase plan	(f)	242,003		229,903
30 June 2006	Issue of shares at $1.00 per share	(e)	51,428,571		51,428,571
30 June 2006	Exercise of $0.25 options expiring 30 Nov 2008	(d)	5,000		1,250
30 June 2006	Issue options for nil consideration	(d)	–	392,003	–
	Less: Transaction costs arising on share issues				(555,112)
30 June 2006	Balance		95,961,051		116,472,971

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 18 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder is entitled to vote, may vote in person, or by proxy or attorney or, being a corporation, be representative duly authorised under the *Corporations Act 2001*, and has one vote on a show of hands and one vote per fully paid share on a poll.

(d) Options

Pursuant to the approval of shareholders at the Annual General Meeting in December 2005, 8,000,000 options were issued to Arthur Phillip Pty Ltd in consideration for investment banking services rendered at an issue price of $0.037 cents a share and an expiry date of 30 September 2007. Pursuant to the Prospectus dated 4 February 2005, these options were cancelled.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 15,750,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued as follows:

(i) 7,000,000 options to the vendors of Amerod Explorations Limited (formerly Amerod Resources Limited) which are included in the cost of acquiring the business;

(ii) 8,750,000 options to the subscribers under the Prospectus where 1 free attaching option was issued for every 2 shares allotted and issued.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.40 and an expiring date of 30 November 2008 were issued to the vendors of Amerod Explorations Limited which are included in the cost of acquiring the business.

NOTE 15. CONTRIBUTED EQUITY (continued)

(d) Options (continued)

Pursuant to Listing Rule 7.1, 412,000 options with an exercise price of $0.25 and an expiry date of 30 November 2008 were issued to the subscribers where 1 free attaching option was issued for every 2 shares allotted and issued.

Pursuant to shareholder approval at the Extraordinary General Meeting on 28 June 2006, 242,003 options were allotted under the Share Purchase Plan and 150,000 options were allotted to external advisors for provision of services. Options have a $1.40 exercise price and expire 30 August 2009.

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 27 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

(e) Issue of shares

On 8 March 2005 the company raised $3,500,000 of funds through a placement of 17,500,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company purchased Amerod Explorations Limited through a placement of 7,000,000 ordinary shares at an issue price of $0.20 as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company allotted Taurus Advisory Group PPL for nil consideration 3,830,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005, the company pursuant to Listing Rule 7.1, raised $164,800 of funds through a placement of 824,000 ordinary shares.

On 29 July 2005 the company raised $500,000 of funds through the placement of 2,000,000 shares via prospectus.

On 12 May 2006 the company raised $5,032,800 of funds through the placement of 5,592,000 shares under Listing Rule 7.1.

On 30 June 2006, The Company issued 51,428,571 ordinary shares at $1.00 as part of consideration for the acquisition of White Energy Technology Limited ($51,428,571).

(f) Share Purchase Plan

Under the company's shareholder approved Share Purchase plan, on 26 June 2006 $229,903 was raised via the issue of 242,003 shares.

(g) Share consolidation

As approved by shareholders on 18 February 2005 the company consolidated its shares on a 1 for 20 basis, resulting in a reduction in the number shares from 137,186,243 to 6,859,477.

NOTE 16. RESERVES AND RETAINED LOSSES

(a) Reserves

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Share based payments reserve				
Balance 1 July	**270,000**	–	**270,000**	–
Options expense	**42,345**	270,000	**42,345**	270,000
Options expense	**374,315**	–	**374,315**	–
Balance 30 June	**686,660**	270,000	**686,660**	270,000

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 18 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

NOTE 16. RESERVES AND RETAINED LOSSES (continued)

Share based payment reserve

The share based payment reserve is used to recognise the fair value of options issued but not exercised.

(b) Accumulated losses

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Accumulated losses at the beginning of the financial year	**(54,759,872)**	(54,001,073)	**(54,790,328)**	(54,020,088)
Loss attributable to members of White Energy Company Limited	**(985,168)**	(758,799)	**(956,832)**	(770,240)
Accumulated losses at the end of the financial year	**(55,745,040)**	(54,759,872)	**(55,747,160)**	(54,790,328)

NOTE 17. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of White Energy Company Limited during the financial year:

Chairman – non-executive

JV McGuigan

Executive directors

JC Atkinson, *Managing Director*

Non-executive directors

IT Khan

(b) Other key management personnel

Except for the executive director discussed above, there are no other executives.

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Short-term employee benefits	**127,528**	139,240	**127,528**	139,240
Post-employment benefits	**11,100**	10,800	**11,100**	10,800
Share-based payments	**374,315**	270,000	**374,315**	270,000
Total	**512,943**	420,040	**512,943**	420,040

The company has taken advantage of the relief provided by Corporations Regulations CR2M.6.04 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-D of the remuneration report on pages 6 to 8.

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 8.

Option holdings

The numbers of options over shares in the company held during the financial year by each director of White Energy Company Limited and other key management personnel of the consolidated entity, including their personally-related entities, are set out on the next page.

NOTE 17. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(d) Equity instrument disclosures relating to key management personnel (continued)

On 28 June 2006, shareholders approved an Incentive Options Plan for directors, management, employees and consultants. Under the Plan, up to 5% of the issue capital of the company can be allotted, with the terms and conditions attaching to the options to be determined by the Board of Directors. At 30 June 2006, no allocations had been made.

2006 Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year	Vested and Exercisable at the end of the year
Non-executive directors of White Energy Company Limited				
JV McGuigan	90,500	–	90,500	90,500
IT Khan	–	–	–	–
Executive director of the consolidated entity				
JC Atkinson	70,500	–	70,500	70,500
Hunter Bay Partners Pty Ltd	6,000,000	–	6,000,000	6,000,000

2005 Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year	Vested and Exercisable at the end of the year
Non-executive directors of White Energy Company Limited				
JV McGuigan	–	–	90,500	90,500
IT Khan	–	–	–	–
Executive director of the consolidated entity				
JC Atkinson	–	–	70,500	70,500
Hunter Bay Partners Pty Ltd	–	6,000,000	6,000,000	–

No options are vested and unexercisable at the end of the year. * granted in March 2006 capital raising.

Share holdings

The numbers of shares in the company held during the financial year by each director of White Energy Company Limited and other key management personnel of the consolidated entity, including their personally-related entities, are set out below. There were no shares granted during the reporting period as compensation.

2006 Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year	Vested and Exercisable at the end of the year
Non-executive directors of White Energy Company Limited				
JV McGuigan	1,330,623	–	2,399,657	3,730,280
IT Khan (1)	–	–	–	–
Executive director of the consolidated entity				
JC Atkinson	1,294,973	–	2,400,171	3,695,144

2005 Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year	Vested and Exercisable at the end of the year
Non-executive directors of White Energy Company Limited				
JV McGuigan	11,475,473	–	(10,144,850)	1,330,623
IT Khan (1)	–	–	–	–
Executive director of the consolidated entity				
JC Atkinson	12,100,793	–	(10,805,820)	1,294,973

(1) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 623,528 Shares and in Crosby Investment Holdings Limited which holds 419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011. Although these options were issued on 7 July 2006, they have been accounted for in Note 27 of the Share Based Payments Reserve at 30 June 2006 as the service was completed.

NOTE 17. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(e) Loans to key management personnel

No loans were made to any key management personnel during the year.

(f) Other transactions with key management personnel

Hunter Bay Partners Pty Ltd, a director related entity, and Hunter Bay Services Pty Limited, a director-related entity, were paid $82,066 (2005: $44,045) for the provision of office accommodation, parking and the use of certain office-related facilities and services and were paid $12,126 (2005: $17,640) for the provision of secretarial services during the 12 months ended 30 June 2006.

Ventnor Capital, a director related entity of Richard Monti (a director of Amerod Exploration Limited), was paid $47,131 (2005: $11,875) for the provision of mining exploration consultancy services.

Arthur Phillip, a director related entity of Richard Poole (a director of Amerod Explorations Limited) was paid $164,860 (2005: $280,000) for the provision of corporate advisory services.

NOTE 18. REMUNERATION OF AUDITORS

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
During the year the following services were paid to the auditor of the parent entity and its related practices:				
Fees paid to PricewaterhouseCoopers – Australia				
Audit and review of financial reports	**40,254**	26,237	**34,254**	26,237
Accounting services	**-**	3,520	**-**	3,520
Tax compliance services	**-**	-	**-**	-
Tax advice on acquisitions and group reorganisation	**19,500**	-	**19,500**	-
Valuation and due diligence advice	**-**	-	**-**	-

The parent entity bears the cost of the audit for all companies within the group. It is the consolidated entity's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the consolidated entity are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. It is the consolidated entity's policy to seek competitive tenders for all major consulting projects.

NOTE 19. COMMITMENTS FOR EXPENDITURE

In order to maintain an interest in the mining and exploration tenements in which the consolidated entity is involved, the consolidated entity is committed to meet the conditions under which the tenements were granted and the obligations of any joint venture agreements. The timing and amount of exploration expenditure commitments and obligations of the consolidated entity are subject to the minimum expenditure commitments required by the relevant state department of Minerals and Energy, and may vary significantly from the forecast based upon the results of the work performed which will determine the prospectivity of the relevant area of interest.

(a) Exploration Work

The company has certain obligations to perform minimum exploration work and expend minimum amounts of money on its mining tenements. Obligations for the next 12 months are expected to amount to $288,485 (2005: $61,130). No estimate has been given of expenditure commitments beyond 12 months as this is dependent on the directors' ongoing assessment of operations and, in certain instances, Native Title negotiations.

In June 1992 the High Court of Australia held in the Mabo case that the common law of Australia recognises a form of native title. The full impact that the Mabo decision may have on tenements held by the Company is not yet known. The Company is aware of native title claims that have been lodged with the National Native Title Tribunal ("the Tribunal") over several areas in Western Australia in which the Company holds interests. The native title claims have been accepted by the Tribunal for determination under section 63(1) of the Native Title Act 1993 (Commonwealth).

NOTE 20. RELATED PARTY TRANSACTIONS

Directors and key management personnel

(a) **Disclosures relating to directors and key management personnel** are set out in Note 17.

(b) **Related parties of directors** include related party entities and individuals who are considered related parties under the *Corporations Act 2001*.

(c) Loans to/from related parties

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Loans to:				
Subsidiaries				
Beginning of the year	**–**	–	**125,344**	–
Advances	**–**	–	**1,096,442**	125,344
End of the year	**–**	–	**1,221,786**	125,344
Loans from:				
Subsidiaries				
Beginning of the year	**–**	–	**478,170**	–
Advances	**–**	–	**4,116**	478,170
End of the year	**–**	–	**482,286**	478,170

(d) Terms and conditions

Loans to and from subsidiaries are interest free and at call.

(e) Ownership interests in related parties

Interests held in controlled entities is set out in Note 22.

NOTE 21. BUSINESS COMBINATIONS

(a) Summary of acquisition

2006

On 30 June 2006 the parent entity acquired 100% of the issued share capital of White Energy Technology Limited and its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd.

The acquired business contributed nil revenue to net profit of the Group as the acquisition took place on the last day of the reporting period. If the acquisition had occurred on 1 July 2005, consolidated revenue and consolidated loss for the year ended 30 June 2006 would have been $226,435 and $1,781,002 respectively. These amounts have been calculated using the Group's accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2005, together with the consequential tax effects.

2005

On 18 February 2005 the parent entity acquired 100% of the issued share capital of Amerod Exploration Limited (formerly Amerod Resources Limited) for $1,931,817. The Company acquired the company Amerod Exploration Limited (formerly Amerod Resources Limited) for the issue of 7,000,000 ordinary shares at $0.20, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 options exercisable at $0.40 expiring 30 November 2008.

NOTE 21. BUSINESS COMBINATIONS (continued)

(b) Summary of acquisition continued

2006	**$**
Purchase consideration (refer to (c) below):	
Cash paid	**1,000,000**
Deferred cash consideration (e)	**2,600,000**
Fair value of shares issued as consideration (51,428,571 shares at $1.00 per share)	**51,428,571**
Option paid on agreement of purchase contract	**250,000**
Total purchase consideration	**55,278,571**
Fair value of net identifiable assets acquired (refer to (d) below)	**55,278,571**

2005	**$**
Purchase consideration (refer to (c) below):	
Cash paid	–
Deferred cash consideration	–
Fair value of shares and options issued as consideration (7,000,000 shares at $0.20 each, 7,000,000 options exercisable at $0.25 and 6,000,000 performance options exercisable at $0.40 *)	**1,931,817**
Total purchase consideration	**1,931,817**
Fair value of net identifiable assets acquired (refer to (d) below)	**1,931,817**

* the fair value of the options was independently assessed under the Black-Scholes methodology.

(c) Purchase consideration

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Outflow of cash to acquire subsidiary, net of cash acquired				
Cash consideration	**1,000,000**	–	**1,000,000**	–
Less: Balances acquired				
Cash	**(112,626)**	(3,150)	**–**	(3,150)
Outflow/ (inflow) of cash	**887,374**	(3,150)	**1,000,000**	(3,150)

(d) Assets and liabilities acquired

The assets and liabilities arising from the acquisition are as follows:

2006	**Acquiree's carrying amount**	**Fair value**
	$	**$**
Cash	**112,626**	**112,626**
Trade receivables	**45,563**	**45,563**
Plant and equipment	**838,586**	**838,586**
Intangible assets: license (refer to note f below)	**–**	**55,983,130**
Trade payables	**(613,262)**	**(613,262)**
Borrowings	**(1,338,072)**	**(1,088,072)**
Net identifiable assets acquired	**(954,559)**	**55,278,571**

2005	Acquiree's carrying amount	Fair value
	$	$
Cash	3,150	3,150
Exploration assets	93,872	93,872
Exploration rights	–	1,933,938
Trade payables	(99,143)	(99,143)
Net identifiable assets acquired	(2,121)	1,931,817

NOTE 21. BUSINESS COMBINATIONS (continued)

(e) In accordance with the purchase contract, $2.825 million of the total cash consideration outstanding at 30 June 2006 is payable within 6 months of the date of acquisition, 30 June 2006.

(f) The initial accounting for the business combination in respect of White Energy Technology Limited has been only provisionally determined by reporting date. The Company is in the process of allocating the cost of the business combination to each of the separately identifiable intangible assets acquired. In accordance with AASB 3 Business Combinations this will be completed within twelve months of the acquisition date.

NOTE 22. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

Name of entity	Country of incorporation	Class of share	Equity Holding		Cost of parent entity's investment	
			2006	2005	**2006**	2005
			%	%	**$**	$
Spike Services Pty Ltd	Australia	Ordinary	**100**	100	**450,000**	450,000
Spike Licenses, Inc.	United States	Ordinary	**100**	100	**155**	155
Amerod Exploration Ltd	Australia	Ordinary	**100**	100	**1,931,817**	1,931,817
Amerod Holdings PL	Australia	Ordinary	**100**	100	**–**	–
White Energy Technology Limited	Australia	Ordinary	**100**	–	**55,278,571**	–
Binderless Coal Briquette Company Pty Ltd	Australia	Ordinary	**100**	–	**–**	–
Coking BCB Pty Ltd	Australia	Ordinary	**100**	–	**–**	–
Shares in controlled entities – at cost					**57,660,543**	2,381,972
Less: provision for write down to recoverable amount					**(155)**	(155)
Shares in controlled entities – at recoverable amount					**57,660,388**	2,381,817

NOTE 23. DEED OF CROSS GUARANTEE

White Energy Company Limited and White Energy Technology Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Consolidated income statement

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by White Energy Company Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group consisting of White Energy Company Limited and White Energy Technology Limited.

NOTE 23. DEED OF CROSS GUARANTEE (continued)

	2006 $'000
Income statement	
Revenue from continuing operations	
Other income	186,694
Employee benefits expense	(237,816)
Depreciation and amortisation expense	(5,948)
Finance costs	(3,128)
External advisory fees	(477,983)
Other expenses	(418,651)
Loss before income tax	(956,832)
Income tax expense	-
Loss for the year	(956,832)

(b) Summary of movements in consolidated accumulated losses

	2006 $'000
Summary of movements in consolidated accumulated losses	
Accumulated losses at the beginning of the financial year	(54,790,328)
Loss for the year	(956,832)
Accumulated losses at the end of the financial year	(55,747,160)

NOTE 23. DEED OF CROSS GUARANTEE (continued)

(c) Balance sheets

Set out below is a consolidated balance sheet as at 30 June 2006 of the Closed Group consisting of White Energy Company Limited, White Energy Technology Limited and its subsidiaries Binderless Coal Briquette Pty Ltd and Coking BCB Pty Ltd.

	2006 $'000
Current assets	
Cash and cash equivalents	6,562,698
Trade and other receivables	491,189
Total current assets	7,053,887
Non-current assets	
Other financial assets	2,381,818
Property, plant and equipment	865,082
Intangible assets	55,983,130
Total non-current assets	59,230,030
Total assets	66,283,917
Current liabilities	
Payables	1,938,474
Related party borrowings	3,307,287
Total current liabilities	5,245,761
Total liabilities	5,245,761
Net assets	61,038,156
Equity	
Contributed equity	116,472,971
Reserves	312,345
Accumulated losses	(55,747,160)
Total equity	61,038,156

There was no deed of guarantee in place during the prior financial year ended 30 June 2005.

NOTE 24. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

On 7 July 2006, 419,400 unlisted options, exercisable at $0.01 with an expiry date of 7 July 2011 were issued to the broker for the placement in May 2006 which raised $5,032,800.

During August 2006, the company finalised the placement approved at the Extraordinary General Meeting on 28 June 2006. A total of $23,024,000 was raised through the issue of 23,983,333 shares at $0.96 per share. In addition placement fees for the capital raising were paid through the issue of unlisted options, being 2,066,896 unlisted options, exercisable at $0.01 with an expiry date of 30 August 2011.

The Company signed formal documentation subsequent to year end with PT Bayan Resources (a member of the Bayan Resources Group) to build, own and operate on a joint venture basis binderless coal briquetting plants with an annual capacity of 5 million tonnes at Bayan's Tabang Mine in the Indonesian region of East Kalimantan. Importantly, Bayan Resources have agreed to acquire up to 1.5 million tonnes per annum of upgraded coal from the joint venture over the first five years of the plants operation representing approximately US$200 million of guaranteed revenue for the joint venture. Feasibility work regarding the Bayan plant has been completed and agreed and the joint venture is now in the process of finalising tender documentation to enable construction of the plant to be commenced.

NOTE 25. RECONCILIATION OF (LOSS) AFTER INCOME TAX TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Operating (loss) after income tax	**(985,168)**	(758,799)	**(956,832)**	(770,240)
Depreciation and amortisation	**7,846**	8,578	**5,947**	8,531
Share based payments reserve	-	270,000	-	270,000
Reversal of provision for closure	-	(200,000)	-	(200,000)
Change in operating assets and liabilities, net of effects from purchase of controlled entity				
(Increase) in prepayments, net of acquisition	**(30,046)**	-	**(30,046)**	-
(Increase) / decrease in other receivables, net of acquisition	**67,503**	(5,804)	**6,111**	(5,804)
Increase / (decrease) in payables, net of acquisition	**171,202**	(68,975)	**189,158**	29,468
Net cash (outflow) from operating activities	**(768,663)**	(755,000)	**(785,662)**	(668,045)

Non cash flow transactions

On 30 June 2006, the Company acquired White Energy Technology Limited and its subsidiaries for a total of $55,278,571 which includes a total non-cash amount $51,428,571 payable through the issue of shares. $2,600,000 of the consideration payable remains outstanding as disclosed in Note 21.

On 8 March 2005, the Company acquired Amerod Exploration Limited (formerly Amerod Resources Limited) for a total of $1,931,817 in ordinary shares, ordinary options and performance options.

NOTE 26. EARNINGS PER SHARE

	Consolidated	
	2006	**2005**
	Cents	**Cents**
Basic and diluted earnings per share	**(2.5)**	(3.0)
Weighted average number (post consolidation) of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	**38,926,715**	15,974,279

As there are no amounts unpaid on ordinary shares or any reduction arising from the exercise of options outstanding during the financial year, no adjustment is necessary in the determination of diluted earnings per share.

NOTE 26. EARNINGS PER SHARE (continued)

Information concerning the classification of securities

Options

The options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. These options do not have a dilutive effect on earnings per share, therefore diluted earnings per share is not materially different from basic earnings per share. Details relating to the options are set out on page 9.

NOTE 27. SHARE BASED PAYMENTS

		Consolidated		Parent	
	Notes	2006	2005	2006	2005
		$	$	$	$
External advisory fees	(a)	**42,345**	–	**42,345**	–
External advisory fees	(b)	**374,315**	–	**374,315**	–
Employee benefit expense	(c)	–	270,000	–	270,000
Total share based payment expense		**416,660**	270,000	**416,660**	270,000

Fair value of options granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(a) 150,000 options were granted on 30 June 2006 for nil consideration to external advisors for services rendered during the year. Options vest immediately and are exercisable at $1.40 per option. Options at grant date have a fair value of $0.2823. Interest free rate used in the calculation of fair value was 5.75%, no expected dividend yield and with volatility of 51%. Options expire on 30 August 2009. No options have been exercised at 30 June 2006.

(b) 419,400 options were granted on 7 July 2006 for nil consideration to external advisors for services rendered during the year. Options vest immediately and are exercisable at $0.01 per option. Options at grant date have a fair value of $0.8925. Interest free rate used in the calculation of fair value was 5.75%, no expected dividend yield and with volatility of 51%. Options expire on 30 August 2011. Although these options were issued on 7 July 2006, they have been accounted for in the Share Based Payments Reserve at 30 June 2006 as the service was completed. No options have been exercised at 30 June 2006.

(c) 6,000,000 management performance options were granted in the prior year for nil consideration in two tranches with different vesting conditions.

3,000,000 of the options vested upon the weighted average share price exceeding $0.30 for a period of 1 month and have a fair value of $0.05. 3,000,000 of the options options vested upon the weighted average share price exceeding $0.35 for a period of 1 month and have a fair value of $0.04.

Interest free rate used in calculation of fair value was 5.15%, no expected dividend yield and with volatility ranging from 42.9% to 50% depending of performance hurdles. Both tranches are exercisable at $0.25 and expire on 30 November 2008. No options have been exercised at 30 June 2006.

NOTE 28. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENT TO IFRSs

(a) At the date of transition to AIFRS, 1 July 2004, there were no adjustments to be made to balances reported under previous AGAAP in either the parent or consolidated entity.

(b) At the end of the reporting period under previous AGAAP: 30 June 2005.

Consolidated	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Current assets				
Cash assets		2,948,989	–	2,948,989
Receivables		23,235	–	23,235
Total current assets		2,972,224	–	2,972,224
Non-current assets				
Other financial assets		250,000	–	250,000
Exploration assets		2,048,702	–	2,048,702
Property, plant and equipment		10,233	–	10,233
Total non-current assets		2,308,935	–	2,308,935
Total assets		5,281,159	–	5,281,159
Current liabilities				
Payables		105,472	–	105,472
Total current liabilities		105,472	–	105,472
Total liabilities		105,472	–	105,472
Net assets		5,175,687	–	5,175,687
Equity				
Contributed equity		59,665,559	–	59,665,559
Reserves	(1)	–	270,000	270,000
Accumulated losses	(1)	(54,489,872)	(270,000)	(54,759,872)
Total equity		5,175,687	–	5,175,687

NOTE 28. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENT TO IFRSs (continued)

(b) At the end of the reporting period under previous AGAAP: 30 June 2005 (continued)

Parent	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Current assets				
Cash assets		2,946,090	–	2,946,090
Receivables		135,652	–	135,652
Total current assets		3,081,742	–	3,081,742
Non-current assets				
Other financial assets		2,631,817	–	2,631,817
Exploration assets		–	–	–
Property, plant and equipment		5,803	–	5,803
Total non-current assets		2,637,620	–	2,637,620
Total assets		5,719,362	–	5,719,362
Current liabilities				
Payables		574,131	–	574,131
Total current liabilities		574,131	–	574,131
Total liabilities		574,131	–	574,131
Net assets		5,145,231	–	5,145,231
Equity				
Contributed equity		59,665,559		59,665,559
Reserves	(1)	–	270,000	270,000
Accumulated losses	(1)	(54,520,328)	(270,000)	(54,790,328)
Total equity		5,145,231	–	5,145,231

(1) Under AASB 2 Share based Payment, from 1 July 2004 the company is required to recognise an expense for those options that were issued to employees under the White Employee Option Plan and to other parties in exchange for services after 7 November 2002 but that had not vested by 1 January 2005.

Applying the policy required by AASB 2 during the year ended 30 June 2005, consolidated accumulated losses at 30 June 2005 have been increased by $270,000, with a corresponding increase in the share based payment reserve. For the year ended 30 June 2005, the consolidated employee expense benefit has increased by $270,000.

NOTE 28. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENT TO IFRSs (continued)

(c) Reconciliation of profit from the year 30 June 2005

Consolidated	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Revenue from continuing operations		59,334		59,334
Employee benefits expense	(1)	(275,811)	(270,000)	(545,811)
Depreciation		(8,578)		(8,578)
Borrowing costs expense		(23)		(23)
External advisory fees		(237,912)		(237,912)
Other expenses from ordinary activities		(25,809)		(25,809)
(Loss) before tax expense	(1)	(488,799)	(270,000)	(758,799)
Income tax expense		–		–
Net (loss)	(1)	(488,799)	(270,000)	(758,799)
Profit attributable to members of White Energy Company Limited	(1)	(488,799)	(270,000)	(758,799)

Parent	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Revenue from continuing operations		45,530		45,530
Employee benefits expense	(1)	(275,811)	(270,000)	(545,811)
Depreciation		(8,531)		(8,531)
Borrowing costs expense		(23)		(23)
External advisory fees		(237,912)		(237,912)
Other expenses from ordinary activities		(23,493)		(23,493)
(Loss) before tax expense	(1)	(500,240)	(270,000)	(770,240)
Income tax expense		–		–
Net (loss)	(1)	(500,240)	(270,000)	(770,240)
Profit attributable to members of White Energy Company Limited	(1)	(500,240)	(270,000)	(770,240)

(d) Reconciliation of cash flow statement for the year 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

DIRECTORS' DECLARATION >>

In the directors' opinion:

(a) the financial statements and notes set out on pages 16 to 54 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(c) the audited remuneration disclosures set out on pages 6 to 8 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 23 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 23.

The directors have been given the declarations by the Executive Director required by Section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney

28 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

AUDIT OPINION

In our opinion

1. the financial report of White Energy Company Limited:

   > gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of White Energy Company Limited and the White Energy Company Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date;

   > is presented in accordance with the *Corporations Act 2001* , Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the audited remuneration disclosures that are contained on pages 6 to 8 of the directors' report comply with Accounting Standard AASB 124 Related Party Disclosures (AASB 124) and the *Corporations Regulations 2001.*

This opinion must be read in conjunction with the rest of our audit report.

SCOPE

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for both White Energy Company Limited (the company) and the White Energy Company Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of key management personnel (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 6 to 8 of the directors' report, as permitted by the *Corporations Regulations 2001.*

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001.* This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

AUDIT APPROACH

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001.* The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF >> WHITE ENERGY COMPANY LIMITED (continued)

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

> examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures; and

> assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

B K Hunter

Partner

Sydney

28 September 2006

<< SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 29 September 2006.

A. DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of equity security holders by size of holding:

	Ord Shares	Options (1)	Options (2)	Options (3)	Options (4)	Options (5)	Options (6)
1 - 1,000	1,545	–	–	–	–	–	–
1,001 - 5,000	213	218	–	–	96	–	–
5,001 - 10,000	119	17	–	–	–	–	–
10,001 - 100,000	106	14	–	–	–	–	–
100,001 & over	24	14	1	1	–	1	3
	2,007	263	1	1	96	1	3

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	15,357,000
(2) 30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000
(4) 30 August 2009	140.0 cents	392,003
(5) 7 July 2011	1.0 cent	419,400
(6) 30 August 2011	1.0 cent	2,066,896

There were 1,438 holders of less than a marketable parcel of ordinary shares.

B. EQUITY SECURITY HOLDERS

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary Shares	
Name	Number held	Percentage of issued shares
National Nominees Limited	31,712,461	26.4%
Gaffwick Pty Ltd	14,233,714	11.9%
Ganra Pty Ltd	13,114,286	11.0%
Citicorp Nominees Pty Limited	8,003,195	6.7%
Bimosa Pty Ltd	6,557,143	5.5%
HSBC Custody Nominees (Australia) Limited	5,921,276	4.9%
Westpac Custodians Nominees Limited	4,501,525	3.8%
Greenworth Pty Ltd	4,371,429	3.6%
Clark Services Australia Pty Ltd	3,535,714	2.9%
Langley Investments Pty Ltd	3,535,714	2.9%
Sanjur Pty Limited	3,032,840	2.6%
Riverbend Investments Pty Ltd	2,400,171	2.0%
Whittaker Custodians Pty Ltd	2,400,171	2.0%
Arthur Phillip Nominees Pty Ltd	1,758,000	1.5%
Alpha Securities Pte Ltd	1,500,000	1.2%
Amanda Poole	1,250,000	1.0%
Arthur Phillip Pty Ltd	651,136	0.5%
Saratoga Equity Partners I Limited	560,000	0.5%
Craig Ian Burton	500,000	0.4%
William Brownlie Fairweather	500,000	0.4%
Nomial Pty Ltd	500,000	0.4%
Donal Paul Windrim	500,000	0.4%
Greatcity Corporation Pty Ltd	500,000	0.4%
	111,538,775	92.9%

B. EQUITY SECURITY HOLDERS (continued)

Unquoted equity security

	Options (1)	Options (2)	Options (3)	Options (4)	Options (5)	Options (6)
Number on issue	15,357,000	6,000,000	6,000,000	392,003	419,400	2,066,896
Number of holders	263	1	1	96	1	3
Greater than 20% Holders						
Taurus Advisory Group LLC	6,875,000	–	–	–	–	–
Arthur Phillip Nominees PL	–	6,000,000	–	–	–	–
Hunter Bay Partners Pty Ltd	–	–	6,000,000	–	–	–
Crosby Investment Holdings Limited	–	–	–	–	419,400	1,616,896

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	15,357,000
(2) 30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000
(4) 30 August 2009	140.0 cents	392,003
(5) 7 July 2011	1.0 cent	419,400
(6) 30 August 2011	1.0 cent	2,066,896

C. SUBSTANTIAL SHAREHOLDERS

Substantial shareholders in the company are set out below:

Name	Number held	Percentage
National Nominees Limited	31,712,461	26.4%
Gaffwick Pty Ltd	14,233,714	11.9%
Ganra Pty Ltd	13,114,286	11.0%
Citicorp Nominees Pty Limited	8,003,195	6.7%
Bimosa Pty Ltd	6,557,143	5.5%

D. VOTING RIGHTS

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares

Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Law, and has one vote on a show of hands and one vote per fully paid share on a poll.

(b) Options

No voting rights.

<< INFORMATION AND SERVICES

REGISTERED OFFICE

Suite 206
The Bentleigh
1 Katherine Street
Chatswood NSW 2067

Telephone: (02) 9419 2966
Facsimile: (02) 9419 2944

PRINCIPLE PLACE OF BUSINESS

Level 5
Grafton Bond Building
201 Kent Street
Sydney NSW 2000

Telephone: (02) 9251 1311
Facsimile: (02) 9251 1638

SHARE REGISTRY / PRINCIPAL REGISTER

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

Telephone (02) 8234 5222
Facsimile (02) 8234 5050

COMPANY SECRETARY

David Franks

AUDITOR

PricewaterhouseCoopers
Darling Park
Tower 2
201 Sussex Street
Sydney NSW 2000

SOLICITORS

Baker & McKenzie
AMP Centre
50 Bridge Street
Sydney NSW 2000

Steinpreis Paganin
Level 4
Next Building
16 Milligan Street
Perth WA 6000

BANKERS

National Australia Bank Limited
NAB House
225 George Street
Sydney NSW 2000

Check out our webite @ **www.whiteenergyco.com.au**


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NOTICE OF ANNUAL GENERAL MEETING

WHITE ENERGY COMPANY LIMITED

NOTICE OF ANNUAL GENERAL MEETING

TIME: 10am (EST)

DATE: Monday 27 November 2006

PLACE: PricewaterhouseCoopers
Level 10
201 Sussex Street
Sydney NSW 2000

Please report first to the Concierge Desk in the Lobby of Tower II to obtain a security pass and instructions

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (612) 9419 2966.

WHITE ENERGY COMPANY LIMITED
ABN 62 071 527 083

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders of White Energy Company Limited to which this Notice of Meeting relates will be held at 10am (EST) on 27 November 2006 at:

PricewaterhouseCoopers
Level 10
201 Sussex Street
Sydney NSW 2000

Please report first to the Concierge Desk in the Lobby of Tower II to obtain a security pass and instructions

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and send the proxy form:

(a) by post to White Energy Company Limited, c/- Franks & Associates Pty Ltd, Suite 206 The Bentleigh, 1 Katherine Street, Chatswood, NSW, 2067; or

(b) by facsimile to the Company on facsimile number (612) 9419 2944,

so that it is received not later than 10am (EST) on 23 November 2006.

Proxy forms received later than this time will be invalid.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders of White Energy Company Limited will be held at PricewaterhouseCoopers, Level 10, 201 Sussex Street, Sydney NSW 2000, at 10am (EST) on 27 November 2006.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Statement and the proxy form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company at the close of business on 23 November 2006.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

<< AGENDA

ADOPTION OF THE ANNUAL FINANCIAL REPORT

To receive the Annual Financial Report, including Directors' declarations and accompanying reports of the Directors and auditors for the financial year ended 30 June 2006.

1. **RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT**

   To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

   "That, for the purposes of Section 250R(2) of the Corporations Act and for all other purposes, approval is given to the adoption of the Remuneration Report as contained in the Company's financial report for the year ended 30 June 2006."

   Short Explanation: The vote on this resolution is advisory only and does not bind the Directors or the Company.

2. **RESOLUTION 2 – RE-ELECTION OF DIRECTOR – MR JOHN ATKINSON**

   To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

   "That, for all purposes, Mr John Atkinson, a director of the Company who retires by rotation in accordance with clause 13.2 of the Constitution and, being eligible, is re-elected as a Director of the Company."

3. **RESOLUTION 3 – RATIFICATION OF ISSUE OF OPTIONS**

   To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

   "That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the allotment and issue of 2,636,296 Options to various parties on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

   Short Explanation: An equity issue can be ratified by shareholders in accordance with the Listing Rules. This allows the Company flexibility to issue securities in the future up to the threshold of 15% of its total ordinary shares in any 12 month period. Please refer to the Explanatory Statement for details.

   Voting Exclusion: The Company will disregard any votes cast on this resolution by any person who participated in the issue of the Options and any of their associates.

4. **RESOLUTION 4 – NON-EXECUTIVE DIRECTORS REMUNERATION**

   To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

   "That, for the purposes of clause 13.7 of the Company's Constitution, ASX Listing Rule 10.17 and all other purposes, the Company approves the maximum aggregate amount that may be paid to Non-Executive Directors of the Company as remuneration for their services in each financial year be set at $450,000 which may be divided among those Directors in the manner determined by the Board of the Company from time to time."

   Short Explanation: Clause 13.7 of the Constitution requires that the maximum aggregate remuneration that may be paid to Non-Executive Directors of the Company be set by the Company in general meeting.

   Voting Exclusion: The Company will disregard any votes cast on this resolution by a Director of the Company and any of their associates.

5. RESOLUTION 5 – GRANT OF OPTIONS TO MR JOHN ATKINSON

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 1,200,000 Options to Mr John Atkinson (or his nominee) on the terms and conditions in the Explanatory Statement."*

Short Explanation: The ASX Listing Rules require the Company to seek shareholder approval prior to the issue of securities to a related party. Under the Corporations Act, the provision of any financial benefit (which includes the grant of options), requires shareholder approval pursuant to the related party provisions (Part 2E). Mr Atkinson, the Managing Director and an executive of the Company, is a related party of the Company by virtue of the fact that he is a director.

Voting Exclusion: The Company will disregard any votes cast on this resolution by Mr Atkinson and any associate of Mr Atkinson.

6. RESOLUTION 6 – GRANT OF OPTIONS TO MR JOHN McGUIGAN

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 1,200,000 Options to Mr John McGuigan (or his nominee) on the terms and conditions in the Explanatory Statement."*

Short Explanation: The ASX Listing Rules require the Company to seek shareholder approval prior to the issue of securities to a related party. Under the Corporations Act, the provision of any financial benefit (which includes the grant of options), requires shareholder approval pursuant to the related party provisions (Part 2E). Mr McGuigan, the Chairman of the Company, is a related party of the Company by virtue of the fact that he is a director.

Voting Exclusion: The Company will disregard any votes cast on this resolution by Mr McGuigan and any associate of Mr McGuigan.

7. RESOLUTION 7 – GRANT OF OPTIONS TO ILYAS KHAN

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 400,000 Options to Mr Ilyas Khan (or his nominee) on the terms and conditions in the Explanatory Statement."*

Short Explanation: The ASX Listing Rules require the Company to seek shareholder approval prior to the issue of securities to a related party. Under the Corporations Act, the provision of any financial benefit (which includes the grant of options), requires shareholder approval pursuant to the related party provisions (Part 2E). Mr Khan is a related party of the Company by virtue of the fact that he is a director.

Voting Exclusion: The Company will disregard any votes cast on this resolution by Mr Khan and any associate of Mr Khan.

8. RESOLUTION 8 – REDUCTION OF CAPITAL

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution:**

"That, for the purposes of Section 256B of the Corporations Act and for all other purposes, the Company's issued share capital be reduced, with effect from the passing of this resolution, in the following manner:

(a) the issued capital of the Company be reduced from $116,472,971 to $62,433,046;

(b) the reduction be made without any Shares being cancelled or any payment to any Shareholders of any paid up share capital; and

(c) by applying the resultant amount of cancelled paid up share capital of $54,039,925 *in eliminating the same amount in the accumulated losses account of the Company."*

Short Explanation: Under Chapter 2J of the Corporations Act, the Company must seek Shareholder approval in circumstances in which it seeks to reduce its share capital. Please refer to the Explanatory Statement for details.

DATED: 18 October 2006

BY ORDER OF THE BOARD

WHITE ENERGY COMPANY LIMITED
David Franks
Company Secretary

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting to be held on 27 November 2006 at 10am (EST) at:

Meeting Room
PricewaterhouseCoopers
Level 10
201 Sussex Street
Sydney NSW 2000

Please report first to the Concierge Desk in the Lobby of Tower II to obtain a security pass and instructions

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1. FINANCIAL STATEMENTS AND DIRECTORS' REPORTS

In accordance with the Company's Constitution, the business of the meeting will include receipt and consideration of the Company's Financial Report and reports of Directors and Auditors for the year ended 30 June 2006.

In accordance with the Corporations Act 2001, shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Financial Report.

During the discussion of this item, the Company's auditor will be present and will answer qualifying questions.

Written questions for the auditor

If you would like to submit a written question to the Company's auditor, please post your question to the Company Secretary or fax it to (02) 9419 2944. Written questions must relate to the content of the auditor's report to be considered at the Annual General Meeting or the conduct of the audit. A list of qualifying questions will be made available at the Annual General Meeting.

Please note that all questions must be received at least five business days before the Annual General Meeting, that is by no later than 10am on 20 November 2006.

2. RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

At a listed company's annual general meeting, a resolution that the Remuneration Report be adopted must be put to the Shareholders. The vote on this resolution is advisory only and does not bind the Directors or the Company.

3. RESOLUTION 2 – RE-ELECTION OF DIRECTOR – MR JOHN ATKINSON

Clause 13.2 of the Constitution requires that if the Company has three or more Directors, one third of those Directors must retire at each annual general meeting.

The Company currently has three Directors and accordingly one must retire. A Director who retires under clause 13.2 is eligible for re-election.

Mr John Atkinson will retire by rotation and seeks re-election.

4. RESOLUTION 3 – RATIFICATION OF ISSUE OF OPTIONS

4.1 Background

As announced to the market on 23 June 2006, the Company made a placement of 242,003 Shares at an issue price of $0.95 per Share to raise $229,903 (**June Placement**). The June Placement was made to current shareholders under the Company's Share Purchase Plan.

As announced to the market on 9 August 2006, the Company made a placement of 23,983,333 Shares at an issue price of $0.96 per Share to raise $23,024,000 (**August Placement**). The August Placement was made to a small group of institutional investors.

In consideration for services provided to the Company in connection with the June Placement and the August Placement, the Company issued Options to the following parties in the following amounts:

(a) *CK Locke & Partners Pty Ltd* – 125,000 Options exercisable at $1.40 on or before 30 August 2009 (**Option 1**);

(b) Ardroy Securities Pty Ltd – 25,000 Options exercisable at $1.40 on or before 30 August 2009 (**Option 1**);

(c) Crosby Limited – 419,400 Options exercisable at $0.01 on or before 7 July 2011 (**Option 2**);

(d) Crosby Limited – 1,616,896 Options exercisable at $0.01 on or before 30 August 2011 (**Option 3**);

(e) Taurus Advisory Group LLC – 225,000 Options exercisable at $0.01 on or before 30 August 2011 (**Option 3**); and

(f) Richard Adelson – 225,000 Options exercisable at $0.01 on or before 30 August 2011 (**Option 3**).

4.2 ASX Listing Rules

ASX Listing Rule 7.1 requires that a listed company obtain shareholder approval prior to the issue of securities representing more than 15% of the issued capital of that company in any 12 month period.

ASX Listing Rule 7.4.2 sets out an exception to ASX Listing Rule 7.1. This rule provides that where a company in general meeting ratifies the previous issue of securities made without approval under ASX Listing Rule 7.1, those securities shall be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

Shareholder ratification for the issue of the total of 2,636,296 Options to the parties set out in Section 4.1 is now sought pursuant to ASX Listing Rule 7.4 to reinstate the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without shareholder approval.

Outlined below is the information required to be provided to Shareholders for the purpose of obtaining shareholder approval pursuant to ASX Listing Rule 7.4:

(a) the total number of securities allotted and issued was 2,636,296 Options;

(b) the Options were issued for free in consideration for services provided to the Company. No funds were raised from the issue of the Options;

(c) the terms and conditions of the Options allotted and issued are set out in Section 4.3 below; and

(d) the allottees of the Options were CK Locke & Partners Pty Ltd, Ardroy Securities Pty Ltd, Crosby Limited, Taurus Advisory Group LLC and Richard Adelson (in the amounts set out in Section 4.1). None of the allottees are related parties or associates of the Company.

4.3 Terms of Options

Each Option will entitle the holder to subscribe for one Share in the Company on the following terms:

(a) the Options may be exercisable at any time prior to 5:00pm EST on the dates set out in the following table (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

  (i) Option 1 : 30 August 2009;

  (ii) Option 2 : 7 July 2011; and

  (iii) Options 3 : 30 August 2011;

(b) the exercise price of each Option is as set out in the following table;

  (i) Option 1 : $1.40;

  (ii) Option 2 : $0.01; and

  (iii) Options 3 : $0.01;

(c) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to the Expiry Date;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation. The Options will not be listed on ASX;

(e) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(f) there will be no participating entitlement inherent in the Options to participate in the new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holder of Options will be notified by the Company in accordance with the requirements of the ASX Listing Rules;

(g) in the event the Company proceeds with a pro rata issue (except a bonus issue) of securities to the holders of Shares after the date of issue of the Options, the exercise price of the Options will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2;

(h) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the expiry date, all rights of an Option holder are to be changed in a manner consistent with the ASX Listing Rules; and

(i) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

5. RESOLUTION 4 – NON-EXECUTIVE DIRECTORS REMUNERATION

Clause 13.8 of the Constitution requires that the maximum aggregate remuneration that may be paid to Non-Executive Directors of the Company be set by the Company in general meeting.

The Company has previously set a maximum aggregate remuneration that may be paid to Non Executive Directors of $325,000 per annum. Due to the reintroduction of non-executive director fees from 1 July 2006 and the likelihood of increasing the number of non-executive directors on the Board, Resolution 4 seeks shareholder approval to set the maximum aggregate remuneration that may be paid to Non-Executive Directors at $450,000 per annum. This aggregate amount has been determined after reviewing similar companies listed on ASX and the Directors believe that this level of remuneration is in line with corporate remuneration of similar companies.

The Company currently has 2 Non-Executive Directors, being Mr Ilyas Khan and Mr John McGuigan. For the past 2 years, the Non-Executive Directors of the Company have not received any remuneration from the Company.

Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 performance options during the year ended 30 June 2005 which vested on 2 November 2005. These were valued at $270,000 in the Explanatory Memorandum attached to the Notice. 3,000,000 of the options vested upon the weighted average share price exceeding $0.30 for a period of 1 month and have a fair value of $0.05 each. 3,000,000 of the options vested upon the weighted average share price exceeding $0.35 for a period of 1 month and have a fair value of $0.04 each. Of the 6,000,000 performance options, 1,500,000 options are held in trust for Mr Ilyas Khan.

If Resolution 4 is passed, the fees paid to each Non-Executive Director may increase in the future and in addition other non-executive directors may be appointed to the Board.

6. RESOLUTIONS 5, 6 AND 7 – GRANT OF OPTIONS TO DIRECTORS

6.1 Background

Pursuant to the Service Agreements entered into between the Company and each of Mr John Atkinson (Managing Director and Executive), Mr John McGuigan (Non-Executive Chairman) and Mr Ilyas Khan (Non-Executive Director) (together, the **Related Parties**), the Company agreed to grant Options in the following amounts:

Director	Number of Options
Mr Atkinson	1,200,000
Mr McGuigan	1,200,000
Mr Khan	400,000

Approval is being sought to grant Options to the Related Parties to secure the ongoing commitment of the Directors to the continued growth of the Company.

The above approvals are sought for the purposes of:

(a) Chapter 2E of the Corporations Act 2001, which governs the giving of financial benefits to directors and other "related parties" of a company; and

(b) ASX Listing Rule 10.11 which provides that, subject to certain exceptions, a company listed on ASX cannot issue or grant securities to a director without shareholder approval.

Shareholders will be aware that at the Extraordinary General Meeting of the Company held on 28 June 2006, Shareholders approved the adoption of an Incentive Option Scheme which was designed to both provide equity linked incentives and act as a retention mechanism for key personnel. The purpose of the Scheme was to ensure that the key employees, consultants, and Directors responsible for the continued development of the White Energy Technology were granted an appropriate incentive to remain with the Company during the next critical phase of it's development. Since that meeting the Board has authorised the allotment of 2,190,000 Options to employees and consultants.

The proposed allocation of 2,800,000 Options to Directors is not part of the Incentive Option Scheme and is issued under Listing Rule 10.11. It is the opinion of the Board that this grant of Options will ensure as far as is practically possible that the relevant individuals responsible for driving the development of the Company over the next several years will be fully committed to the achievement of its key milestones. The Directors active involvement in the execution of the Company's business plan over the next few years is regarded as critical to the future success of the Company. Accordingly, Shareholder approval is now being sought to grant Options to the Directors on the terms outlined.

6.2 Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act regulates the provision of financial benefits to related parties by a public company. Section 208 of the Corporations Act prohibits a public company giving a financial benefit to a related party unless one of a number of exceptions applies.

A "financial benefit" is defined in the Corporations Act in broad terms and includes a public company issuing securities.

For the purposes of this meeting, a "related party" includes a director of the Company. Accordingly, the proposed grant of Options to the Related Parties involves the provision of a financial benefit to a related party of the Company.

Where no exception is applicable (as is the case in these circumstances), Section 208 of the Corporations Act provides that for a public company to give a financial benefit to a related party of that company, the public company must:

(a) obtain the approval of members in the way set out in Sections 217 to 227 of the Corporations Act; and

(b) give the benefit within 15 months after the approval is obtained.

In accordance with the requirements of Sections 217 to 227 of the Corporations Act, the following information is provided to allow shareholders to assess the proposed grant of the Options to the Related Parties:

(a) the related parties to whom the financial benefits will be given are Mr Atkinson, Mr McGuigan and Mr Khan;

(b) the maximum number of Options (being the nature of the financial benefit being provided) to be granted to the Related Parties is 2,800,000, which comprises 1,200,000 Options to each of Mr Atkinson and Mr McGuigan and 400,000 Options to Mr Khan;

(c) the Options will be granted for no consideration and otherwise on the terms and conditions set out in Section 6.4 below;

(d) as at the date of this Notice, the annual remuneration (inclusive of superannuation where applicable) payable to the Related Parties is set out below:

Person	Remuneration
Mr McGuigan	$80,000
Mr Atkinson	$360,000
Mr Khan	$60,000

(e) during the previous financial year ended 30 June 2006, the remuneration (inclusive of superannuation where applicable) paid to the Related Parties is set out below:

Person	Remuneration
Mr McGuigan	Nil
Mr Atkinson	$150,040
Mr Khan	Nil

Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 performance options during the year ended 30 June 2005 which vested on 2 November 2005. These were valued at $270,000 in the Explanatory Memorandum attached to the Notice. 3,000,000 of the options vested upon the weighted average share price exceeding $0.30 for a period of 1 month and have a fair value of $0.05 each. 3,000,000 of the options vested upon the weighted average share price exceeding $0.35 for a period of 1 month and have a fair value of $0.04 each. Of the 6,000,000 performance options, 1,500,000 options are held in trust for Mr Ilyas Khan.

(f) as at the date of this Notice, the Related Parties have notifiable interests in the securities of the Company as set out below:

Person	Shares	Listed Options	Unlisted Options
Mr McGuigan [2, 3]	3,730,280	Nil	90,500
Mr Atkinson [2, 3]	3,695,144	Nil	70,500
Mr Khan [1]	Nil	Nil	Nil

Notes:

1. Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 623,528 Shares and in Crosby Investment Holdings Limited which holds 419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 and 1,616,896 unlisted options exercisable at $0.01, on or before 30 August 2011.
2. Exercisable at $0.25 on or before 30 November 2008.
3. 6,000,000 performance options: $0.25 exercise price on or before 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals. Of the 6,000,000 performance options, 1,500,000 options are held in trust for Mr Ilyas Khan.

(g) other than as set out above, the Related Parties receive no other emoluments from the Company;

(h) if Shareholders approve the grant of Options to the Related Parties and all of their Options are exercised, the effect will be to dilute the shareholding of existing Shareholders by approximately 1.7% (based on the number of Shares currently on issue and assuming no other options are exercised);

(i) the market price for Shares during the term of the Options would normally determine whether or not the Options are exercised. If, at the time any of the Options are exercised, the Shares are trading on ASX at a price that is higher than the exercise price of the Options, there may be a perceived cost to the Company. In the 12 months before the date of this Notice, the highest, lowest and last trading price of Shares on ASX are as set out below:

Highest	$1.15 cents on 19 April 2006
Lowest	$0.44 cents on 11 to 17 November 2006 inclusive
Last	$0.94 cents on 18 October 2006

(j) the ASIC in reviewing documents lodged under Section 218 of the Corporations Act relating to the giving of financial benefits to related parties of public companies requires explanatory information regarding the value of the options proposed to be granted. The value of the Options and the pricing methodology is set out in Section 6.3 below; and

(k) Mr Atkinson, Mr McGuigan and Mr Khan decline to make a recommendation to Shareholders in relation to resolutions 5, 6 and 7 due to their material personal interest in the outcome of the relevant Resolutions. The independent Directors (with respect to Resolutions that they do not have a material personal interest in) recommend that Shareholders vote in favour of resolutions 5, 6 and 7 as they are of the view that the issue of Options to the Related Parties is an appropriate form of remuneration to provide them with an incentive to maximise returns to Shareholders. The Directors are not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolutions.

6.3 Valuation of Options

The Options have been valued by Grant Thornton using the Cox-Ross-Rubenstein Binomial pricing model and based upon the following assumptions:

(a) the valuation date for the Options is 31 August 2006, although the Options will not be granted until the Company has approved the grant of the Options and vest in equal portions immediately, on 31 August 2007 and 31 August 2008;

(b) the price of a fully paid Share as quoted on ASX is based on the One Week Volume Weighted Average Price of the underlying share as at 18 October 2006, being $0.9458;

(c) the exercise price of the Options is $1.20;

(d) the Options expire at 5:00pm (EST) on 31 August 2010;

(e) a risk free rate of 5.62%;

(f) a volatility rate of 39.07% has been applied after considering the company volatility between 2 March 2006 and 18 October 2006 on a daily basis;

(g) the Options will not be listed on ASX; and

(h) the valuation noted below are not necessarily the market price that Options could be traded at and it is not automatically the market prices for taxation purposes.

Based on the above assumptions, the values of each Option to be granted to the Related Parties are as follows:

	Vesting Immediately	Vesting 31 August 2007	Vesting 31 August 2008
Option Value	$0.283	$0.283	$0.283

Accordingly, the total value of the Options to be granted to the Related Parties, vesting over three years, is as follows:

Person	Value
Mr Atkinson	$339,652
Mr McGuigan	$339,652
Mr Khan	$113,217

6.4 Terms of Options

The option terms for Directors under this Resolution set out below are identical to the options issued to employees and consultants under the Company Incentive Option Scheme approved by shareholders at the Extraordinary General Meeting held on 28 June 2006. The philosophy behind both the Incentive Option Scheme and the issue of options to directors is to:

> attract and retain the option holder within the Company; and

> incentivise the option holder's performance.

Each Option will entitle the holder to subscribe for one Share in the Company on the following terms:

(a) subject to paragraph (b), the Options may be exercisable at any time prior to 5:00pm EST on 31 August 2010 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the Options vest as follows:

(i) one-third on the date of grant of the Options;

(ii) one-third on 31 August 2007; and

(iii) one-third on 31 August 2008;

(c) the exercise price of each Option is $1.20;

(d) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to the Expiry Date;

(e) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation. The Options will not be listed on ASX;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) there will be no participating entitlement inherent in the Options to participate in the new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holder of Options will be notified by the Company in accordance with the requirements of the ASX Listing Rules;

(h) in the event the Company proceeds with a pro rata issue (except a bonus issue) of securities to the holders of Shares after the date of issue of the Options, the exercise price of the Options will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2;

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the expiry date, all rights of an Option holder are to be changed in a manner consistent with the ASX Listing Rules; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

6.5 ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval by ordinary resolution prior to the issue of securities (including an option) to a related party. Mr Atkinson, Mr McGuigan and Mr Khan are considered related parties of the Company by virtue of the fact that they are Directors of the Company.

Approval pursuant to Listing Rule 7.1 is not required in order to grant the Options to the Related Parties as approval is being obtained under ASX Listing Rule 10.11. The grant of the Options will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.13 sets out a number of matters which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.11. The following information is provided to Shareholders for the purposes of Listing Rule 10.13:

(a) the maximum number of Options to be issued is 2,800,000 as follows:

   (i) 1,200,000 Options to Mr John Atkinson;

   (ii) 1,200,000 Options to Mr John McGuigan; and

   (iii) 400,000 Options to Mr Ilyas Khan;

(b) the Options will be issued no later than one (1) month from the date of approval of the resolutions (or such later date as approved by ASX) and it is anticipated that the Options will be issued on one date;

(c) the terms and conditions of the Options are set out in Section 6.4 above;

(d) the Shares issued upon exercise of the Options will rank equally in all respects with the Company's existing issued Shares;

(e) the Options are being granted in accordance with the Service Agreements entered into between the Company and each of the Related Parties. The Options will be granted free as consideration for performance of work, both previously and into the future by the Related Parties for the Company and to secure the ongoing commitment of the Related Parties to the continued growth of the Company.

7. RESOLUTION 8 – REDUCTION OF CAPITAL

Resolution 8 seeks Shareholder approval for the Company to reduce its share capital from $116,472,971 to $62,433,046. The proposed capital reduction will not involve the cancellation of any Shares.

Reason for the Proposal

As set out in the Company's annual financial report as at 30 June 2006, the Company has accumulated losses of $55,747,160. The majority of these losses are a direct result of trading losses incurred by the Company over several years prior to it embarking upon the change in Company's activities as approved by shareholders in March 2005. Accumulated losses to March 2005, the date of change in activities to a mining exploration company, totalled $54,039,925.

The Directors do not believe the accumulated losses as presently stated provides an accurate reflection of the trading results of the company since it changed its activities. The Directors wish to update the capital structure, and specifically the accumulated losses position, such that the accumulated losses only includes the trading position since the shareholders approved the change in activities in March 2005.

The passing of Resolution 8 by Shareholders will allow the Company to reduce the accumulated losses account of the Company by $54,039,925. Accordingly, the paid up capital of the Company that is not represented by available assets (due to the accumulated losses) will be cancelled.

Procedural Requirements

In order for the Company to make an equal capital reduction in compliance with Sections 256B and 256C of the Corporations Act, the capital reduction must:

(a) be fair and reasonable to the Company's Shareholders as a whole;

(b) not materially prejudice the Company's ability to pay its creditors; and

(c) be approved by Shareholders passing an ordinary resolution at a general meeting.

The proposed capital reduction is an equal reduction because it:

(a) relates only to Shares;

(b) applies to each Shareholder in proportion to the number of Shares they hold; and

(c) the terms of the reduction are the same for each Shareholder.

Pursuant to ASX Listing Rule 7.20, the following information on the effect of the proposed capital reduction is provided:

(a) the number of Shares on issue will not be affected by the capital reduction;

(b) the Company does not have any partly paid shares on issue; and

(c) the number of convertible securities on issue will not be affected by the capital reduction.

Financial Impact

The effect of the proposed capital reduction will be a reduction in the Company's share capital from $116,472,971 to $62,433,046 as at 30 June 2006.

Impact on Creditors

The Directors consider that, as the proposed capital reduction is for no consideration and no Company funds are being used, it will not prejudice the Company's ability to pay its creditors.

Fairness and reasonableness of proposal

As the reduction applies equally to all Shares in the Company, the Directors consider that the proposed capital reduction is fair and reasonable to Shareholders as a whole. The Board therefore recommends that the Resolution be passed.

Option holders

Option holders are not financially affected by this proposal. In a proportional sense, their economic interest in the Company will be exactly the same as it was prior to any approval of the reduction.

NOTES >>

Designed and Produced by **Computershare**

Grant Thornton Corporate Finance

Grant Thornton

Independent Directors
White Energy Limited
Level 5, Grafton Bond Building
201 Kent St
Sydney NSW 2000

18 October 2006

Dear Sirs,

INDEPENDENT OPTION VALUATION ASSESSMENT
WHITE ENERGY LIMITED

1 INTRODUCTION AND SCOPE

Grant Thornton Corporate (NSW) Pty Limited ("Grant Thornton Corporate Finance") has been requested to provide the Independent Directors of White Energy Limited ("WEC" or "the Company") with an independent valuation of the options to be issued to Directors of the Company under Service Agreements ("SA") to acquire 2.8 million fully paid ordinary shares in the Company in accordance with the terms set out below ("Options").

Set out below is an extract of the ordinary resolution relating to the Options, which are to be put before the shareholders.

Resolution 5 – Grant of Options to Mr John Atkinson

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 1,200,000 Options to Mr John Atkinson (or his nominee) on the terms and conditions in the Explanatory Statement."

Resolution 6 – Grant of Options to Mr John McGuigan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 1,200,000 Options to Mr John McGuigan (or his nominee) on the terms and conditions in the Explanatory Statement."

Resolution 7 – Grant of Options to Mr Ilyas Khan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 400,000 Options to Mr Ilyas Khan (or his nominee) on the terms and conditions in the Explanatory Statement."

Level 17, 383 Kent Street
Sydney NSW 2000
PO Locked Bag Q800
QVB Post Office
Sydney NSW 1230
T +61 2 8297 2400
F +61 2 9299 4445
E info@gtnsw.com.au
W www.grantthornton.com.au

Grant Thornton Corporate (NSW) Pty Ltd
ABN 59 003 265 987
Holder of Australian Financial
Services License No: 247140

The Directors are related parties to the Company in accordance with section 228 (2) of the Corporation Act. Accordingly, the Company will seek shareholder approval in accordance with ASX Listing Rule 10.11 and Section 2 of the Corporations Act.

The Independent Directors have commissioned this independent valuation to assist them in their duties to provide shareholders with full and proper disclosure to enable shareholders to assess the merits of the Options to be issued.

Our report is prepared solely for the purpose of assisting the Directors of WEC in assessing the value of the Options. This report should not be used for any other purpose. We will not assume responsibility for losses to WEC, or to any other party as a result of the circulation, reproduction or use of this report other than for the purpose stated above.

2 EXECUTIVE SUMMARY

We set out below the recipients and a brief summary of the terms of the Options, as provided by the Independent Directors:

Figure 1 Number of Options to be issued to Directors

Director	Total Options	Grant Date	Exercise Price ($)	Tranche 1 Immediate	Tranche 2 31-Aug-07	Tranche 3 31-Aug-08
John McGuigan	1,200,000	31-Aug-06	1.2	400,000	400,000	400,000
John Atkinson	1,200,000	31-Aug-06	1.2	400,000	400,000	400,000
Ilyas Khan	400,000	31-Aug-06	1.2	133,333	133,333	133,333
	2,800,000			933,333	933,333	933,333

Each Option gives right to acquire one fully paid ordinary share in the Company.

Figure 2 Key terms of the Options

Term	Tranche 1	Tranche 2	Tranche 3
Grant Date	31-Aug-06	31-Aug-06	31-Aug-06
Vesting Date	Immediate	31-Aug-07	31-Aug-08
Expiry Date	31-Aug-10	31-Aug-10	31-Aug-10
Exercise Price ($)	1.200	1.200	1.200
Volatility	39.07%	39.07%	39.07%
Dividend	0.00%	0.00%	0.00%

Based on the Terms set out above, we set out below our assessment of the value per Option:

Figure 3 Valuation assessment per Option – Grant Thornton Corporate Finance

	$
Tranche 1	0.283
Tranche 2	0.283
Tranche 3	0.283

Based our assessment of the value per Option, we set out below the total value of the Options issued to each Director:

Figure 4 Valuation Assessment of Options to be issued to each Director

John McGuigan	Tranche 1	Tranche 2	Tranche 3	Total
Number of Options	400,000	400,000	400,000	1,200,000
Value per Option ($)	0.283	0.283	0.283	
Total Value ($)	**113,217**	**113,217**	**113,217**	**339,652**

John Atkinson	Tranche 1	Tranche 2	Tranche 3	Total
Number of Options	400,000	400,000	400,000	1,200,000
Value per Option ($)	0.283	0.283	0.283	
Total Value ($)	**113,217**	**113,217**	**113,217**	**339,652**

Ilyas Khan	Tranche 1	Tranche 2	Tranche 3	Total
Number of Options	133,333	133,333	133,333	400,000
Value per Option ($)	0.283	0.283	0.283	
Total Value ($)	**37,739**	**37,739**	**37,739**	**113,217**
Grand Total	**264,174**	**264,174**	**264,174**	**792,522**

3 VALUATION OF THE OPTIONS

We have used the Cox-Ross-Rubenstein Binomial Model to assess the value of the Options. The Options entitle the holder to purchase one fully paid ordinary share in the Company by paying the exercise price to WEC once the Options have vested. We have used the following inputs to the American Option valuation model:

- *Exercise price* – as per the information provided, we have assumed an exercise price of $1.20.
- *Option life* – the Options may be exercised at any point between the Vesting and the Expiry Date, being 31 August 2010.
- *Vesting Period* - under the SA, the Options issued to Directors on 31 August 2006, subject to Shareholder approval, will vest in three equal Tranches. The Tranches vest as follows.
  - i) Tranche 1 – Vests immediately;
  - ii) Tranche 2 – Vesting 12 months after the grant date;
  - iii) Tranche 3 – Vests 24 months after the grant date.
- *Price of the underlying share* – for the purpose of the Option valuation we have assumed the share price to be 1 Week Volume Weighted Average Price ("VWAP") of the underlying share as at 18 October 2006, being $0.946.
- *Expected Volatility* – we have assessed an expected volatility of 39.1%, being the Volatility of WEC shares between 2 March 2006 (date of announcement of Amerod Resources Limited and White Energy Limited deal) and 18 October 2006. We have assumed that the expected volatility at over the life of the Option will be equal our assessed Volatility as at 18 October 2006.
- *Dividends* – we have assumed that no dividends will be paid by the Company over the life of the Options.
- *Risk-free rate* – we have assumed a risk free rate of 5.62%.

4 LIMITATIONS AND RELIANCE ON INFORMATION

The purpose of this assessment is to assist the Directors in their assessment of the fair market value of the Equity Instruments in order include an Independent Valuation of Options issued to Directors in a Notice of Meeting to Shareholders. Our report is prepared solely for the purpose of assisting the Directors of WEC in assessing the value of the Options. This report should not be used for any other purpose. We will not assume responsibility for losses occasioned to WEC, or to any other party as a result of the circulation, reproduction or use of this report. In addition to any other rights available to them, Grant Thornton Corporate Finance expressly advises that it:

- makes no representation or warranty, express or implied, as to the accuracy, currency, reliability or completeness of the information in this document; and
- is not responsible or liable in any way whatsoever for any claim, loss, damage, cost or expense, whether direct, indirect, consequence otherwise, arising (whether in negligence or otherwise) out of or in connection with this document, its contents or any omissions from it.

This document does not constitute, and under no circumstances is this document to be used or considered as, an offer of securities for issue or sale, an invitation to apply for the issue of securities, an invitation to offer to purchase securities, or an offer to underwrite securities or to provide finance.

This report is based on information as provided by WEC. Grant Thornton Corporate Finance has considered and relied upon this information. Grant Thornton Corporate Finance has no reason to believe that any material facts have been withheld. WEC has confirmed they believe that all relevant information has been produced that is known to them. Grant Thornton Corporate Finance has evaluated the information provided to it by WEC through inquiry, analysis and review, and nothing has come to our attention to indicate the information provided was materially misstated or would not afford reasonable grounds upon which to base our report.

Nothing in this report should be taken to imply that Grant Thornton Corporate Finance has audited any information supplied to us, or has in any way carried out an audit on the books of accounts or other records of WEC.

Yours faithfully
GRANT THORNTON CORPORATE (NSW) PTY LTD

SCOTT T GRIFFIN
Director and Authorised Representative

Page 4

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306C010312

PROXY FORM

APPOINTMENT OF PROXY
WHITE ENERGY COMPANY LIMITED
ABN 62 071 527 083

GENERAL MEETING

Mr AB Sample
Sample Unit
123 Sample Street
SAMPLE SUBURB 2022

I/We being a Member of White Energy Company Limited entitled to attend and vote at the Meeting, hereby

Appoint ☐ (Name of proxy) OR ☐ Mark this box if you wish to appoint the Chairman of the Meeting as your proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at 10am (EST), on 27 November 2006 at PricewaterhouseCoopers, Level 10, 201 Sussex Street, Sydney NSW 2000 and at any adjournment thereof. If no directions are given, the Chairman will vote in favour of all the resolutions.

Voting on Business of the General Meeting

	FOR	AGAINST	ABSTAIN
Resolution 1 – Adoption of the Remuneration Report	☐	☐	☐
Resolution 2 – Re-election of Mr John Atkinson	☐	☐	☐
Resolution 3 – Ratification of Issue of Options	☐	☐	☐
Resolution 4 – Non Executive Directors Remuneration	☐	☐	☐
Resolution 5 – Grant of Options to Mr John Atkinson	☐	☐	☐
Resolution 6 – Grant of Options to Mr John McGuigan	☐	☐	☐
Resolution 7 – Grant of Options to Mr Ilyas Khan	☐	☐	☐
Resolution 8 – Reduction of Capital	☐	☐	☐

OR In relation to these Resolutions, if the Chairman is to be your proxy and you do **not** wish to direct your proxy how to vote on these Resolutions, please place a mark in this box ☐
By marking this box, you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on these Resolutions and your votes will not be counted in computing the required majority if a poll is called on these Resolutions. The Chairman intends to vote in favour of these Resolutions.

IF THE CHAIRMAN IS TO BE YOUR PROXY IN RELATION TO RESOLUTIONS 1 TO 8 YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY IN RELATION TO RESOLUTIONS 1 TO 8 WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is ____________ %. Signed this ____________ day of ____________ 2006

By:
Individuals and joint holders

Signature	Signature	Signature

Companies (affix common seal if appropriate)

Director	Director/Company Secretary	Sole Director and Sole Company Secretary

014912 - V1

WHITE ENERGY COMPANY LIMITED
ABN 62 071 527 083

Instructions for Completing 'Appointment of Proxy' Form

1. A member entitled to attend and vote at a Meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3. Corporate shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - 2 directors of the company;

   - a director and a company secretary of the company; or

   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a Proxy Form will not prevent individual shareholders from attending the Meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the Meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the Meeting.

5. Where a Proxy Form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

RECEIVED

2007 MAR 22 A 10: 20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

White Energy Company Limited
(Formerly Amerod Resources Limited)

ABN 62 071 527 083

Annual report
As at 30 June 2006

Contents Page

White Energy Company Limited

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

Chairman's Letter

Dear Shareholder

It has been an extremely busy year for our Company. Significant corporate milestones have been achieved, the most critical being the acquisition of White Energy Technology Limited and its exclusive licence to patented technology developed by the CSIRO which processes relatively poor quality coal into a higher quality product with significant cost and environmental benefits.

There is significant demand for White Energy's technology globally. The process is extremely effective when applied to sub-bituminous coal. These coals represent the most abundant form of coal resources. Historically however there has been minimal demand for this type of coal because its high moisture content makes it a relatively inefficient fuel source. Applying White Energy's process to sub-bituminous coal redresses these inefficiencies and creates a higher quality fuel with all the characteristics of expensive bituminous coals.

During the year the Company also took the first critical step in commercialising its coal technology. In this regard, the Company signed formal documentation subsequent to year end with PT Bayan Resources (a member of the Bayan Resources Group) to build, own and operate on a joint venture basis binderless coal briquetting plants with an annual capacity of 5 million tonnes at Bayan's Tabang Mine in the Indonesian region of East Kalimantan. Importantly, Bayan Resources have agreed to acquire up to 1.5 million tonnes per annum of upgraded coal from the joint venture over the first five years of the plants operation representing approximately US$200 million of guaranteed revenue for the joint venture. Feasibility work regarding the Bayan plant has been completed and agreed and the joint venture is now in the process of finalising tender documentation to enable construction of the plant to be commenced.

Also during the year the Company entered into various Heads of Agreements with a number of large global corporations to investigate the potential to commercially exploit the technology in the key markets of China, Indonesia and Japan. Negotiations are ongoing with a number of these parties and final documentation is likely to be signed soon.

On the back of its focus on coal technology, the Company has undertaken the following capital raising programs during the year to 30th June 2006:

- raised AU$500,000 at a price of AU$0.25 during July 2005;
- raised AU$5,032,800 at AU0.90 a share during May 2006;
- participation by shareholders in a Share Purchase Plan at AU0.95 per share, with a one for one free attaching option at AU$1.40 during June 2006.

Subsequent to year end, and as approved at the Extraordinary General Meeting held on 28 June 2006, the Company raised a further AU$23,024,000 at AU$0.96 per share through a share placement to various financial institutions located in Australia, Singapore, the United Kingdom, the United States and Hong Kong.

The Company continues to evaluate the future for its mineral assets, with further investigations and work to be undertaken in the coming months.

The Board would like to thank the shareholders, both old and new, for supporting the Company in this very interesting phase of the Company's history.

Yours faithfully

John McGuigan
Chairman

28 September 2006

Directors' report

The directors present their report on the consolidated entity, consisting of White Energy Company Limited (**"the Company"** or **"White Energy"**, formerly Amerod Resources Limited) and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors

The following persons were directors of the Company during the whole of the financial year and up to the date of this report:

J.V. McGuigan

J.C. Atkinson

I.T. Khan

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of evaluation of the mining exploration assets and continued due diligence of the coal processing technology over which the Company held an option to acquire. The Board proposed to shareholders to acquire the coal technology company, White Energy Technology Limited and its subsidiaries, with shareholders approving the acquisition at the Extraordinary General Meeting held on 28 June 2006. The acquisition was subsequently completed on 30 June 2006.

Dividends

No amounts have been paid or declared by way of dividend during the current financial year (2005 : Nil).

Review of Operations

The consolidated entity's loss from ordinary activities was $985,168 (2005: $758,799). Comments on the operations and the results of those operations are set out below:

a) Revenue comprises $186,730 interest earned on the consolidated entity's cash deposits
b) At an Extraordinary General Meeting held on 28 June 2006, the shareholders approved the acquisition of White Energy Technology Limited and its subsidiaries. The acquisition took place on 30 June 2006. The total consideration payable for the acquisition amounted to $55,278,571 and included:
   - the issue of 51,428,571 shares at $1.00 per share for a total of $51,428,571
   - Cash payment of $1,000,000
   - Cash payable within 6 months of settlement of $2,600,000
   - Option paid on agreement of purchase contract of $250,000

   The acquisition provides a new area of operations, in addition to the mining exploration assets, being the Coal Technology license that was acquired as part of the transaction.

Earnings per share	**2006** Cents	**2005** Cents
Basic and diluted earnings per share	(2.5)	(3.0)

Diluted earnings per share represents the impact on shareholder earnings if all options that had been on issue were instead converted into ordinary shares.

Directors' report (continued)

Significant Changes in the State of Affairs

During the year, the Company acquired White Energy Technology Limited and its subsidiaries and furthered the change in the nature of its activities initiated in the prior financial year, to a company involved in the resource sector in two main areas being:

(i) a broad based resource house with initial projects in nickel exploration; and

(ii) owner and developer of Coal Processing Technology.

Subsequent to the acquisition of White Energy Technology and its subsidiaries, the Company changed its name from Amerod Resources Limited to White Energy Company Limited in acknowledgement of the change in direction the company had taken.

Changes to the contributed equity of the Company from $59,665,559 to $116,472,971 have resulted from:

Details	Notes	Number of shares	$
Issue of shares at 25 cents per share		2,000,000	500,000
Issue of shares on exercise of options at 25 cents per option		685,000	171,250
Issue of shares under share purchase plan at 95 cents per share		242,003	229,903
Issue of shares under placement at 90 cents per share		5,592,000	5,032,800
Issue of shares for acquisition of White Energy Technology Ltd & its subsidiaries at $1.00 per share (share price at date of completion on 30 June 2006)		51,428,571	51,428,571
Less: transaction costs		-	(555,112)
Balance		59,947,574	56,807,412

Except for the matters discussed above, there were no other significant changes in the state of affairs of the consolidated entity during the financial year.

Matters Subsequent to the End of the Financial Year

Except for the matters discussed below, no matters or circumstances have arisen since 30 June 2006 that significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the consolidated entity's state of affairs in future financial years.

On 7 July 2006, 419,400 unlisted options, exercisable at $0.01 with an expiry date of 7 July 2011 were issued to the broker for the placement in May 2006 which raised $5,032,800.

During August 2006, the company finalised the placement approved at the Extraordinary General Meeting on 28 June 2006. A total of $23,024,000 was raised through the issue of 23,983,333 fully paid shares at $0.96 per share. In addition placement fees for the capital raising were paid through the issue of unlisted options, being 2,066,896 unlisted options, exercisable at $0.01 with an expiry date of 30 August 2011.

Directors' report (continued)

The Company signed formal documentation subsequent to year end with PT Bayan Resources (a member of the Bayan Resources Group) to build, own and operate on a joint venture basis binderless coal briquetting plants with an annual capacity of 5 million tonnes at Bayan's Tabang Mine in the Indonesian region of East Kalimantan. Importantly, Bayan Resources have agreed to acquire up to 1.5 million tonnes per annum of upgraded coal from the joint venture over the first five years of the plants operation representing approximately US$200 million of guaranteed revenue for the joint venture. Feasibility work regarding the Bayan plant has been completed and agreed and the joint venture is now in the process of finalising tender documentation to enable construction of the plant to be commenced.

Likely Developments and Expected Results of Operations

White Energy Company Limited will continue to undertake work on its exploration projects as well as develop the coal technology which was acquired during the year through the acquisition of White Energy Technology Limited.

Information on Directors

JV McGuigan LL.B, B.Ec., FCPA – Non-Executive Chairman
Mr McGuigan was appointed as a director on 11 September 1998 and as Executive Chairman on 7 March 2000. Mr McGuigan stood down as executive chairman on 30 June 2001. Mr McGuigan has both an accounting and legal background. He has been on the boards of a number of public and private companies and has maintained an active involvement in charitable and civic organisations. Mr McGuigan retired as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr Atkinson. Mr McGuigan is a member of the audit committee and the remuneration/nomination committee.

Other current directorships : Nil

Former directorships in last 3 years : Nil

JC Atkinson B.Juris., LL.B – Executive Director
Prior to joining the Company Mr Atkinson was a solicitor and partner with Baker & McKenzie in Hong Kong, where he practised principally as a mergers and acquisitions lawyer. He resigned as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr McGuigan. Mr Atkinson became a director of the Company on 15 February 1999 and is a member of the audit committee and the remuneration/nomination committee. On 1 January 2003, Mr Atkinson was appointed an executive director.

Other current directorships : Nil

Former directorships in last 3 years : Nil

IT Khan B.A. (Hons) – Non-Executive Director
Co-founder of techpacific. Former managing director of Nomura, based in Hong Kong, and responsible for regional (non-Japan Asian) investment banking and fixed income business. Mr Khan has over 17 years' corporate finance and investment banking experience with financial institutions such as Citicorp, UBS and Schroders. In addition to techpacific, Mr. Khan is also managing director of Crosby Asia Holdings, a regional Asian investment banking firm, and a board member of Entone, a Hong Kong and US-based broadband services company.

Other current directorships : Nil

Former directorships in last 3 years : Nil

Information on Company Secretary

The Company Secretary is David Franks BEc, CA, CFP, JP. Mr Franks was appointed on 3 February 2006 and is principal of Franks and Associates Pty Ltd (Chartered Accountants). He is currently company secretary of the following public companies: Microview Limited, White Energy Company Limited, Solar Sailor Holdings Limited, Van Eyk.Com Limited and Van Eyk Research Limited.

Directors' report (continued)

Particulars of Directors' Interests in Shares and Options

Details of the directors' interests in shares and options of the Company as at the date of this report are as follows:

Director	Ordinary shares	Options (1)	Options (2)
JV McGuigan	3,730,280	90,500	-
JC Atkinson	3,695,144	70,500	-
IT Khan (3)	-	-	-
Hunter Bay Partners Pty Ltd (4)	-	-	6,000,000

(1) Standard options: $0.25 exercise price, expiring 30 November 2008.
(2) 6,000,000 performance options: $0.25 exercise price, expiring 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals.
(3) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 623,528 Shares and in Crosby Investment Holdings Limited which holds 419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 and 1,616,896 unlisted options exercisable at $0.01, expiring 30 August 2011.
(4) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited.

Meetings of Directors

The numbers of meetings of the Company's Board of directors and of each Board committee held during the year ended 30 June 2006 and the number of meetings attended by each director were:

	Meetings of Directors		Meetings of Audit & Finance Committee	
Non-executive directors	**Held ***	**Attended**	**Held ***	**Attended**
JV McGuigan	15	15	N/A	N/A
IT Khan	15	14	#	#
Executive director				
JC Atkinson	15	15	N/A	N/A

* reflects the numbers of meetings held while a director held office or was a member of the committee

not a member of the Audit & Finance committee

N/A Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the Board.

Retirement, Election and Continuation in Office of Directors

It is the Board's policy to consider the appointment and retirement of non-executive directors on a case-by-case basis. In doing so, the Board must take into account the requirements of the Australian Stock Exchange Listing Rules and the Corporations Act 2001.

In accordance with the Company's constitution, Mr J C Atkinson will retire at the Company's forthcoming annual general meeting and offers himself for re-election.

Currently, all directors are required to be re-elected at least every three years, at least one-third of the directors must retire at each annual general meeting.

Directors' report (continued)

Remuneration report (audited)

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration

B. Details of remuneration

C. Service agreements

D. Share based compensation – options

E. Additional information (not audited)

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited.

A. Principles used to determine the nature and amount of remuneration (audited)

Remuneration of executive directors and other senior executives and the remuneration policies of the Company generally are determined by the Board. Executive remuneration is reviewed annually by the Board, having regard to individual performance and comparative market rates. In addition to base salary, remuneration packages include superannuation and fringe benefits. Executives are also eligible to participate in the Company's Employee Option Plan (details are set out in Note 17). Remuneration and other terms of employment are formalised in service agreements. In relation to Mr Atkinson, executive director for the year ended 30 June 2006, the remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Remuneration of non-executive directors is determined by the Board within the maximum approved by the shareholders from time to time. Non-executive directors are also eligible to participate in the Company's Employee Option Plan. Effective 1 April, 2002 the directors resolved to suspend payment of all directors' fees.

For the year to 30 June 2006, the nature and amount of remuneration for the Directors has been determined such that no director fees were agreed to be paid for non-executive directors and a base package for executive directors as set as outlined in 2005. Due to the significant changes in the company over the last 5 years, including shareholder approval in 2005 for the change in activities of the company and subsequent relisting and capital restructuring, it is not appropriate to comment upon the policy of remuneration of directors and the company's performance over this time period.

B. Details of remuneration (audited)

Details of the nature and amount of each element of the emoluments of each director of the Company and each of key management personnel of the Company and the consolidated entity receiving the highest emoluments are set out in the following table:

Non-executive directors of White Energy Company Limited

	Short Term Benefits		Post Employment	Share Based	Total
Name	Cash Salary $	Non Monetary $	Superannuation $	Options $	Total $
2006					
JV McGuigan	-	-	-	-	-
IT Khan	-	-	-	-	-
2005	Directors' fees $		Superannuation $	Options $	Total $
JV McGuigan	-		-	-	-
IT Khan	-		-	-	-

Directors' report (continued)

B. Details of remuneration (audited) (continued)

Executive director of White Energy Company Limited

Name	Short Term Benefits Cash Salary $	Non Monetary $	Post Employment Superannuation $	Share Based Options $	Total Total $
2006					
JC Atkinson	127,528	-	11,100	-	138,628
2005					
JC Atkinson	139,240	-	10,800	-	150,040
Hunter Bay Partners Pty Ltd (i)	-	-	-	270,000	270,000

As it was the case in the prior year, John Atkinson continued to assume certain executive responsibilities, particularly in relation to the investigation and review of alternative business opportunities and the capital restructuring of the Company.

(i) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options during the year ended 30 June 2005 which vested on 2 November 2005. There are no unvested options at 30 June 2006. These were valued at $270,000 in the Explanatory Memorandum attached to the Notice.
During the year ended 30 June 2006, $12,126 (2005: $17,640) was paid to Hunter Bay Partners for secretarial services and $82,066 (2005: $44,045) was paid to Hunter Bay Services for rent, communication and administrative costs relating to the company's office costs.

The key management personnel of the White Energy Company Limited Consolidated Group (the Group) are the directors of White Energy Company Limited (see page 7 and 8 above). Except for the Executive Director discussed on page 8 above, there are no other executives to the Group.

Company Secretary of White Energy Company Limited

Name	Short Term Benefits Cash Salary $	Non Monetary $	Post Employment Superannuation $	Share Based Options $	Total Total $
2006					
D Franks	85,370	-	-	-	85,370
2005					
D Franks	18,895	-	18,895	-	18,895

David Franks' chartered accounting firm, Franks & Associates Pty Ltd, is paid for performing these services. The fees above are excluding GST.

C. Service agreements (audited)

Remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however they have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Arrangements relating to remuneration currently in place are set out below:

JC Atkinson, Executive Director

- Term of agreement –commencing 1 November 2005, on a rolling contract with base salary to be reviewed each financial year. Mr Atkinson, although an executive director retires and seeks re-election under the rotation of directors policy
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $10,900 per month, to be reviewed annually by the remuneration committee, plus motor vehicle allowance.

Directors' report (continued)

C. Service agreements (audited) (continued)

DJ Franks, Company Secretary

- Term of agreement – 12 months from February 2005
- Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.
- Term of agreement – 12 months from 1 June 2006
- Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.

D. Share based compensation – options (audited)

No options have been provided in the year ended 30 June 2006 as compensation to any directors or key management personnel.

During the year ended 30 June 2005, pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 performance options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson. The performance criteria have been satisfied, with 3,000,000 of the options vested upon the weighted average share price exceeding $0.30 for a period of 1 month (fair value of $0.05 per option) and 3,000,000 of the options options vested upon the weighted average share price exceeding $0.35 for a period of 1 month (fair value of $0.04 per option).

Any other options granted during, since the end of or in the prior financial year have been in relation to capital raising or payments to suppliers.

E. Additional information (unaudited)

The overall level of executive reward for companies would normally take into account the performance of the Group over a number of years, with greater emphasis given to the current and prior year. Due to the significant changes that have occurred over the last 5 years, with shareholders approving in March 2005 the restructuring, recapitalisation, significant change in activities of the company and subsequent relisting on the Australian Stock Exchange, a commentary on share price movements over the last 5 years compared to executive reward over this period is not appropriate. Since the shareholder approval mentioned, the share price has risen approximately 400% with minimal changes to director remuneration.

Shares Under Option

Shares under option at 30 June 2006 are as follows:

Date options granted	Expiry date	Issue price of Shares	Number under option
8 March 2005 (1)	30 November 2008	$0.25	8,477,000
8 March 2005 (2)	30 November 2008	$0.25	7,000,000
8 March 2005 (3)	30 November 2008	$0.25	6,000,000
8 March 2005 (4)	30 November 2008	$0.40	6,000,000
30 June 2006 (5)	30 August 2009	$1.40	392,003
			27,869,003

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 16 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

(1) Issued under Prospectus dated 4 February 2006, 1 for 2 attached free option and Listing Rule 7.1 on 15 March 2006
(2) Issued under Prospectus dated 4 February 2006, part consideration for acquisition of Amerod Exploration Limited
(3) Issued under Prospectus, performance options to Hunter Bay Partners Pty Ltd, an entity which is associated with Mr JV McGuigan and Mr JC Atkinson
(4) Issued under Prospectus dated 4 February 2006, part consideration for acquisition of Amerod Exploration Limited
(5) Issued under Share Purchase Plan dated 24 May 2006 and to brokers for services

Directors' report (continued)

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

All options that had previously been issued to employees lapsed upon cessation of their employment pursuant to the Rules of the Employee Option Plan.

Shares Issued on Exercise of Options

A total of 685,000 options were exercised during the year ended 30 June 2006.

There are a total of 27,869,003 options over ordinary shares on issue at 30 June 2006, with the terms and conditions outlined above.

Subsequent to year end, 419,400 options were issued on 7 July 2006 and 2,066,896 options were issued on 30 August 2006 and during the period 24 July 2006 to 29 August 2006, 120,000 options were exercised at an exercise price of 25 cents.

Insurance of officers

During the financial year, the consolidated entity paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any subsidiary bodies corporate as defined in the insurance policy.

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

Environmental regulation

The consolidated entity is committed to environmental care and aims to carry out its activities in an environmentally responsible and scientifically-sound way. In performing exploration activities, some disturbances of the land in the creation of tracks, drill rig pads, sumps and the clearing of vegetation occur. These activities have been managed in a way that reduced environmental impact to a practical minimum. Rehabilitation of any land disturbances would occur as soon as practicable after exploration activity in an area has been completed.

The consolidated entity has, as far as the Directors are aware, complied with all statutory requirements relating to its exploration activities.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company are important.

Details of amounts paid or payable to the auditor for additional non-audit services provided during the year are set out in Note 18 to the Financial Statements.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out in Note 18 to the Financial Statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non audit services have been reviewed by the board to ensure they do not impact the impartiality and objectivity of the auditor
- None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditors own work, acting in a management or decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

Directors' report (continued)

Non-audit services (continued)

A copy of the auditors' independence declaration as required under Section 307C of the Corporations Act 2001 is set out on Page 12.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
28 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of White Energy Company Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of White Energy Company Limited (and the entities it controlled) during the period.

B K Hunter
PricewaterhouseCoopers

Sydney
28 September 2006

Corporate governance statement

The Board of Directors of White Energy Company Limited is responsible for the corporate governance of the Company. The Board monitors the business affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board of Directors acknowledge the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council. However in view of the Company's current size and extent of nature of operations, full adoption of the recommendations is currently not practical. The Board will continue to work towards full adoption of the recommendations in line with growth and development of the Company in the years ahead. Where the Company's framework was different to the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council, it has been noted.

A summary of the current corporate governance practices as adopted by the Board is as follows:

The Board of Directors

The board carries out its responsibilities according to the following mandate:
- The Board should comprise at least three directors, with at least two-thirds being non-executive directors;
- The Chairman of the board should be a non-executive director;
- The directors should possess a broad range of skills, qualifications and experience;
- The board should at least meet on a quarterly basis; and
- All available information in connection with items to be discussed at a meeting of the board shall be provided to each director prior to that meeting.

The primary responsibilities of the Board include:
- The approval of the annual and half-yearly financial report;
- The establishment of the long term goals of the consolidated entity and strategic plans to achieve those goals;
- The review and adoption of annual budgets for the financial performance of the consolidated entity and monitoring the results on a quarterly basis;
- Ensuring that the consolidated entity has implemented adequate internal controls together with appropriate monitoring of compliance activities; and
- Ensuring that the consolidated entity is able to pay its debts as and when they fall due.

The Company discloses the curriculum vitae of each director in its Annual Report.

The function of Chairperson (John McGuigan) and Executive Director (John Atkinson) are separate.

Due to the size of the Company, the members of the Remuneration Committee and Nomination Committee are the same.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The majority of the Board should be independent. Presently the Board consists of one part time executive director (John Atkinson) and two non-executive directors (John McGuigan and Ilyas Khan). However as each of their shareholding in the Company is considered substantial, they are not considered independent.
- The Chairperson should be independent. Presently the Chairperson is John McGuigan who is a non-executive director. However as his shareholding in the Company is considered substantial, he is not considered independent.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the consolidated entity's expense concerning any aspect of the consolidated entity's operations or undertaking in order to fulfill their duties and responsibilities as directors.

Ethical Standards

The Board endeavours to ensure that the Directors, officers and employees of the Company act with integrity and observe the highest standards of behaviour and business ethics in relation to their corporate activities.

Corporate governance statement (continued)

Specifically, that Directors, officers and employees must:

- Comply with the law
- Act in the best interests of the Company
- Be responsible and accountable for their actions, and
- Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

Trading Policy
The company's policy regarding Directors and employees trading in its securities, is set by the finance committee. The policy restricts Directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit & Finance Committee
The board has established an audit and finance committee consisting of the following directors:

- Mr John McGuigan (Chairperson)
- Mr John Atkinson

The names and qualifications of the directors in the Audit & Finance Committee and the number of meetings held are disclosed in the Annual Report.

The audit and finance committee provides a forum for the effective communication between the Board and external auditors. The committee reviews:

- The annual and half-yearly financial report prior to their approval by the Board;
- The effectiveness of management information systems and systems of internal control; and
- The efficiency and effectiveness of the external audit function.

The audit and finance committee invites the Chief Financial Officer, other directors and the external auditors to attend committee meetings on occasion. The audit and finance committee also meets with external auditors, as necessary, concerning any matters that arise in connection with the performance of their role, including the adequacy of internal controls. Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the board.

The Audit & Finance Committee requests the Company's external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditors report.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

- The Audit & Finance Committee should consist of three members, the majority being independent and the Chairperson being independent and not the Chairperson of the Board. The committee only consists of two members, with the Chairperson being the Chairperson of the Board and as outlined in *The Board of Directors* Section, the directors are not considered independent.

Continuous Disclosure
The company secretary has been appointed as the person responsible for communications with the Australian Stock Exchange (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX.
The Board and the Company Secretary are responsible for the communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings. The Company adheres to best practice in its preparation of Notices of Meetings to ensure all shareholders are fully informed.

Corporate governance statement (continued)

Remuneration Committee / Nomination Committee
The Board has established a remuneration committee / nomination committee consisting of the following directors:
- Mr John McGuigan (Chairperson)
- Mr John Atkinson

The remuneration committee reviews the remuneration policies applicable to all Directors and executive officers on an as needed basis and makes recommendations on remuneration packages and terms of employment to the board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the consolidated entity's operations, the remuneration committee occasionally seeks the advice of external advisers in connection with the structure of remuneration packages.

Full remuneration disclosure, including superannuation entitlements, and the number of meetings of the Remuneration Committee is provided by the Company in its Annual Report. The Remuneration Committee ensures that all equity based executive remuneration is made within the guidelines set by plans approved by shareholders.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Remuneration Committee should consist of three members, the majority being independent and chaired by an independent person. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent

The nomination committee considers the appointment and retirement of non-executive directors on a case by case basis. In doing so, the Board must take into account the requirements of Listing Rules and the Corporations Act 2001. Currently all Directors are required to be re-elected at least every three years and at least one-third of directors must retire at each annual general meeting. This process also includes ongoing evaluation of the performance of the Board and its individuals according to the goals, objectives and primary responsibilities of each director as outlined in *The Board of Directors* Section.

During the year ended 30 June 2006, the have been no changes to executive or non executive remuneration, with the only form of remuneration during the year being the base employment package for the executive director. No bonus or short and long term incentive payments were considered. Therefore no performance evaluation for the board and its current members has taken place in the reporting period.

The remuneration of directors has been included in the directors' report.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Nomination Committee should consist of three members, the majority being independent. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent

Corporate governance statement (continued)

Risk Management
The Board is responsible for the consolidated entity's system of internal controls. The Board constantly monitors the operation and financial aspects of the consolidated entity's activities and considers the recommendations and advice of external auditors and other external advisers on the operations and financial risks that face the consolidated entity.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the consolidated entity has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

- The Company does not have a full time chief executive officer or chief financial officer and therefore statements are not obtained from such persons in relation to Best Practice Recommendation 4.1.

Code of Conduct
As part of the Board's commitment to the highest standard of conduct, the consolidated entity adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- Responsibilities to shareholders;
- Compliance with laws and regulations;
- Relations with customers and suppliers;
- Ethical responsibilities;
- Employment practices; and
- Responsibilities to the environment and the community.

White Energy Company Limited
Financial report
As at 30 June 2006

Contents Page

This financial report covers both White Energy Company Limited as an individual entity and the consolidated entity consisting of White Energy Company Limited and its controlled entities.

White Energy Company Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered Office	Principal Place of Business
White Energy Company Limited	White Energy Company Limited
Suite 206 The Bentleigh	Level 5, Grafton Bond Building
1 Katherine Street	201 Kent Street
Chatswood NSW 2067	Sydney NSW 2000

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 3-12 which is not part of this financial report.

The financial report was authorised for issue by the directors on 28 September 2006. The company has the power to amend and reissue the financial report.

Income statements - for the year ended 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Revenue from continuing operations	5	**186,730**	59,334	**186,694**	45,530
Accounting and audit fees		**(89,755)**	(113,216)	**(83,755)**	(113,216)
Employee benefits expense		**(289,394)**	(545,811)	**(289,393)**	(545,811)
Depreciation		**(7,846)**	(8,578)	**(5,947)**	(8,531)
Finance costs	6	**(3,147)**	(23)	**(3,128)**	(23)
External advisory fees		**(550,991)**	(237,912)	**(550,991)**	(237,912)
Travel		**(66,001)**	(10,919)	**(66,001)**	(10,919)
Occupancy expenses		**(93,409)**	(69,249)	**(76,909)**	(69,249)
Reversal of expense provision		**-**	200,000	**-**	200,000
Other expenses		**(71,355)**	(32,425)	**(67,402)**	(30,109)
(Loss) before income tax expense		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Income tax expense	7	**-**	-	**-**	-
Net (loss)		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Loss attributable to members of White Energy Company Limited		**(985,168)**	(758,799)	**(956,832)**	(770,240)
		Cents	Cents		
Basic and diluted earnings per share	26	**(2.5)**	(3.0)		

The above income statements should be read in conjunction with the accompanying notes.

WHITE ENERGY COMPANY LIMITED
ABN 62 071 527 083

Balance sheets - as at 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Current assets					
Cash and cash equivalents	8	**6,564,354**	2,948,989	**6,450,072**	2,946,090
Trade and other receivables	9	**136,106**	23,235	**1,257,832**	135,652
Total current assets		**6,700,460**	2,972,224	**7,707,904**	3,081,742
Non-current assets					
Other financial assets	10	**-**	250,000	**57,660,388**	2,631,817
Property, plant and equipment	11	**867,613**	10,233	**26,496**	5,803
Exploration assets	12	**2,274,779**	2,048,702	**-**	-
Intangible assets	13	**55,983,130**	-	**-**	-
Total non-current assets		**59,125,522**	2,308,935	**57,686,884**	2,637,620
Total assets		**65,825,982**	5,281,159	**65,394,788**	5,719,362
Current liabilities					
Trade and other payables	14	**4,411,391**	105,472	**3,982,317**	574,131
Total current liabilities		**4,411, 391**	105,472	**3,982,317**	574,131
Total liabilities		**4,411,391**	105,472	**3,982,317**	574,131
Net assets		**61,414,591**	5,175,687	**61,412,471**	5,145,231
Equity					
Contributed equity	15	**116,472,971**	59,665,559	**116,472,971**	59,665,559
Reserves	16	**686,660**	270,000	**686,660**	270,000
Accumulated losses	16	**(55,745,040)**	(54,759,872)	**(55,747,160)**	(54,790,328)
Total equity		**61,414,591**	5,175,687	**61,412,471**	5,145,231

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity - for the year ended 30 June 2006

		Consolidated		Parent	
	Notes	2006 $	2005 $	2006 $	2005 $
Total equity at the beginning of the financial year		**5,175,687**	572,257	**5,145,231**	553,242
No movement		-	-	-	-
Net income/(loss) recognised directly in equity		-	-	-	-
Loss for the year		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Total recognised income and expense for the year		**(985,168)**	(758,799)	**(956,832)**	(770,240)
Transactions with equity holders in their capacity as equity holders:					
Issue shares		**57,362,524**	5,596,617	**57,362,524**	5,596,617
Share based payment (management performance options)		-	270,000	-	270,000
Share based payment (capital raising costs)		**416,660**	-	**416,660**	-
Less: transaction costs		**(555,112)**	(504,388)	**(555,112)**	(504,388)
		57,224,072	5,362,229	**57,224,072**	5,362,229
Total equity at the end of the financial year		**61,414,591**	5,175,687	**61,412,471**	5,145,231

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Statements of cash flows - for the year ended 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Cash flow from operating activities					
Receipts from customers (inclusive of goods & services tax)		-	3,049	-	3,049
Payments to suppliers and employees (inclusive of goods & services tax)		(962,473)	(808,507)	(975,339)	(707,748)
		(962,473)	(805,458)	(975,339)	(704,699)
Interest received		196,957	50,481	192,805	36,677
Borrowing costs		(3,147)	(23)	(3,128)	(23)
Net cash (outflows) from operating activities	25	(768,663)	(755,000)	(785,662)	(668,045)
Cash flows from investing activities					
Loans made to controlled entities		(368,825)	-	(587,616)	(125,344)
Loans received from controlled entities		-	-	4,116	478,170
Payments for purchase of subsidiaries (net of cash acquired)		(887,374)	3,150	(1,000,000)	-
Payments for investment in other entity		-	(250,000)	-	(250,000)
Payments for exploration assets		(232,646)	(20,892)	-	-
Payments for property, plant and equipment		(29,602)	(4,477)	(29,331)	-
Net cash (outflows) from investing activities		(1,518,447)	(272,219)	(1,612,831)	102,826
Cash flows from financing activities					
Proceeds from shares and options issued		5,933,925	3,664,800	5,933,925	3,664,800
Costs of share issue		(31,450)	(504,388)	(31,450)	(504,388)
Net cash inflows from financing activities		5,902,475	3,160,412	5,902,475	3,160,412
Net increase (decrease) in cash and cash equivalents		3,615,365	2,133,193	3,503,982	2,595,193
Cash and cash equivalents at the beginning of the financial year		2,948,989	815,796	2,946,090	350,897
Cash and cash equivalents at the end of the financial year	8	6,564,354	2,948,989	6,450,072	2,946,090
Non cash investing and financing activities	25				

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the financial statements
30 June 2006

Notes to the financial statements

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for White Energy Company Limited as an individual entity and the consolidated entity consisting of White Energy Company Limited and its subsidiaries.

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AFIRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of White Energy Company Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation*

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

The financial report is the first White Energy Company Limited full year financial report to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of White Energy Company Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects to AIFRS. When preparing the White Energy Company Limited financial report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments and exploration assets, the comparative figures were restated to reflect these adjustments. White Energy has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 6 *Exploration for and Evaluation of Mineral Resources* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the company's equity and net income are provided in Note 28.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by White Energy Company Limited (**"White Energy"**, **"Company"** or **"parent entity"**) as at 30 June 2006 and the results of all controlled entities for the year then ended. White Energy Company Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Note 1. Summary of significant accounting policies (continued)

Principles of consolidation (continued)

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(d)).

Investments in subsidiaries are accounted for at cost in the individual financial statements of White Energy Company Limited.

(a) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(b) Revenue recognition

Interest income is recognised on a time proportion basis using the effective interest method.

(c) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

White Energy and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. White Energy is responsible for recognising the current and deferred tax assets and liabilities for the tax consolidated group. The group notified the Australian Taxation Office on 7 October 2005 that it had formed an income tax consolidated group to apply from 1 July 2003.

Note 1. Summary of significant accounting policies (continued)

(c) Income tax (continued)

With the acquisition of White Energy Technology Limited and subsidiary companies on 30 June 2006, it is anticipated that these entities will join the tax consolidated group on 30 June 2006. The Australian Taxation Office has not been notified of this event as yet.

The head entity, White Energy Company Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

(d) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(t)). If the cost of acquisition is less than the Group's share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(e) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units) which are aligned with each area of interest in the case of exploration assets.

The licence as disclosed in Note 13 was originally valued based on the cash and value of consideration provided for acquiring the entities which owned the licence, adjusted for all other assets and liabilities acquired through these entities. In reviewing for impairment, the Directors commissioned an independent valuation of the licenses as provided to shareholders in the Explanatory Memorandum for their consideration at the Extraordinary General Meeting held on 28 June 2006.

(f) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Note 1. Summary of significant accounting policies (continued)

(g) Trade Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

(h) Exploration and Evaluation Costs

Exploration and evaluation expenditure on exploration tenements and rights to farm-in are accumulated separately for each area of interest. Such expenditure is comprised of net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Exploration expenditure for each area of interest is carried forward as an asset provided one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploitation of the area of interest, or
- alternatively, by its sale; or
- exploration activities in the area of interest have not yet reached a stage which permit a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure that fails to meet at least one of the conditions outlined above is written off or a provision made. Provisions are made where farm-in partners are sought and there is a possibility that carried-forward expenditures may have to be written off in the future. In the event that farm-in agreements are reached or the Company undertakes further exploration in its own right on those properties, the provisions would be reviewed and if appropriate, written back.

Evaluation of each area of interest/mineral resource is carried forward, but only to the extent its recoupment out of revenue to be derived from the relevant area of interest/mineral resource, or from sale of that area of interest, is reasonably assured.

When an area of interest is abandoned, any expenditure carried forward in respect of that area is written off. Expenditure is not carried forward in respect of any area of interest unless the Company's right of tenure to that area of interest is current.

No amortisation has been, or will be, charged until the asset is available for use, that is, when the asset has been sufficiently developed so that production is in progress.

(i) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, interests in listed and unlisted securities, other than subsidiaries and associates, were brought to account at cost and dividend income was recognised in the income statement when receivable. For zero coupon bonds, the difference between the amount paid and the redemption amount was amortised to the income statement over the period to maturity using the effective yield. The discount rate was that implicit in the transaction. Transaction costs were excluded from the carrying amounts.

Adjustments on transition date: 1 July 2005

At the date of transition (1 July 2005) no changes to carrying amounts were required.

Note 1. Summary of significant accounting policies (continued)

(i) Investments and other financial assets (continued)

From 1 July 2005

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. At the reporting date the only financial assets held were as follows:

(i) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

(j) Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment 2 –3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(k) Intangible assets

(i) Licences

Licences have a finite useful life and are carried at cost less accumulated amortisation and impairment losses.

Amortisation is calculated using the straight-line method to allocate the cost of licences over their estimated useful lives, which at present are estimated to be 17 to 20 years.

(l) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Note 1. Summary of significant accounting policies (continued)

(m) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include interest on bank overdrafts, bank fees and charges.

(n) Provisions

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. .

(o) Employee entitlements

***(i)* Retirement benefit obligation**

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(iii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the employee option plan and an employee share scheme.

Shares and options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under the employee option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Note 1. Summary of significant accounting policies (continued)

(o) Employee entitlements (continued)

Shares options granted after 7 November 2002 and vested after 1 January 2005 (continued)

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital. There were no share based payments vested before 1 January 2005.

(p) Contributed equity

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(q) Earning per share

(i) - Basic earnings per share
Basic earnings per share is determined by dividing the profit/(loss) after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) - Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(s) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

(i) - UIG 4 Determining whether an Asset Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

(ii) - UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The Group does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group's financial statements.

(iii) - AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Group has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. It is not believed these amendments will affect the group's financial statements.

Note 1. Summary of significant accounting policies (continued)

(s) New accounting standards and UIG interpretations (continued)

(iv) - AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed in relation to the Group's financial instruments.

(v) - UIG 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The Group has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the Group's financial statements.

(vi) - AASB 2005-6 Amendments to Australian Accounting Standards [AASB 121]

AASB 2005-6 is applicable to annual reporting periods ending on or after 31 December 2006. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation. White Energy Company Limited does not have any monetary items forming part of a net investment in a foreign operation. The amendment to AASB 121 will therefore have no impact on the Group's financial statements.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on liquidity and cash flow management. Risk management is carried out by the Executive Director, under policies approved by the Board of Directors, who evaluates financial risks in close co-operation with the Group's key management personnel.

(a) Credit risk

The group has no significant concentrations of credit risk.

(b) Market risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

For the year ended 30 June 2006, the Group was not exposed to foreign exchange risk.

(c) Liquidity risk

In order to meet the needs of the business, the Group ensures there are sufficient cash funds available to meet expenses incurred. Primarily, this has been achieved through equity raising.

(d) Cash flow risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are not materially exposed to changes in market interest rates.

(e) Interest rate risk exposures

The Group is not currently exposed to interest rate risk as it has no interest rate bearing borrowings.

Note. 3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of intangible assets

The Group tests annually whether intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 1. As intangible assets in the balance sheet were acquired as part of the acquisition disclosed in Note 21 on 30 June 2006, the first annual impairment test will not be until 30 June 2007. The fair value assigned to the assets acquired, as disclosed in Note 21, was found to be fair by independent valuation report.

Exploration activities in the area of interest have not yet reached a stage which permit a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Note 4. Segment Information

The Company previously operated in a single business segment, being an exploration mining company in one geographical area, being Australia. At 30 June 2006, the company acquired White Energy Technology Limited and its subsidiaries which operate in the coal technology sector, therefore as at the balance sheet date, it has assets and liabilities in three sectors.

Coal Technology
Exclusive licence to patented technology developed by the CSIRO which processes relatively poor quality coal into a higher quality product

Mining
Mining exploration assets

Unallocated
Corporate and listed holding company activities

2006	Coal Technology $	Mining $	Unallocated $	Inter-segment eliminations $	Total $
Other revenue	-	-	186,730	-	186,730
Expenses	-	(28,372)	(1,143,526)	-	(1,171,898)
Loss before tax	-	(28,372)	(956,796)	-	(985,168)
Depreciation	-	(1,900)	(5,946)	-	(7,846)
Segment assets	56,204,969	2,282,599	7,960,000	(621,586)	65,825,982
Segment liabilities	1,176,198	380,945	3,982,317	(1,128,069)	4,411,391
Acquisitions of plant and equipment and intangible assets	56,821,716	226,077	26,640	-	57,074,433

Note 4. Segment Information (continued)

2005	Coal Technology $	Mining $	Unallocated $	Inter-segment eliminations $	Total $
Other revenue	-	-	59,334	-	59,334
Expenses	-	(6,796)	(816,303)	4,966	(818,133)
Loss before tax	-	(6,796)	(756,969)	4,966	(758,799)
Depreciation	-	317	8,531	(270)	8,578
Segment assets	-	2,064,844	4,267,708	(1,051,393)	5,281,159
Segment liabilities	-	134,855	574,130	(603,513)	105,472
Acquisitions of plant and equipment and intangible assets	-	2,048,702	4,477	-	2,053,179

Note 5. Revenue

	Consolidated		Parent	
	2006 $	2005 $	**2006 $**	2005 $
Revenue from continuing operations	-	-	-	-
Other revenue				
Interest	**186,694**	56,285	**186,694**	42,481
Other	**36**	3,049	-	3,049
	186,730	59,334	**186,694**	45,530

Note 6. Expenses

	Consolidated		Parent	
	2006 $	2005 $	**2006 $**	2005 $
Loss before income tax includes the following significant expenses:				
Reversal of provision – closure costs	-	(200,000)	-	(200,000)
Interest and finance charges paid/payable	**3,147**	23	**3,128**	23
Rental expense	**63,950**	36,817	**47,450**	36,817
Defined contribution superannuation expense	**21,001**	21,286	**21,001**	21,286

Note 7. Income tax

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
(a) Income tax expense				
Current tax	-	-	-	-
Deferred tax	-	-	-	-
Under (over) provided in prior years	-	-	-	-
	-	-	-	-
Income tax expense is attributable to:				
Profit/(loss) from continuing operations	-	-	-	-
Profit/(loss) from discontinuing operations	-	-	-	-
Aggregate income tax expense	-	-	-	-
Deferred income tax (revenue) expense included in income tax expense comprises:				
Decrease (increase) in deferred tax assets	-	-	-	-
(Decrease) increase in deferred tax liabilities	-	-	-	-
	-	-	-	-
(b) Numerical reconciliation of income tax expense to prima facie tax payable				
Loss from continuing operations before income tax expense	**(985,168)**	(758,799)	**(956,832)**	(770,240)
Tax at the Australian tax rate of 30% (2005 - 30%)	**(295,550)**	(227,640)	**(287,050)**	(231,072)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Restructuring costs (reversal of provision)	-	60,000	-	60,000
Share based payments reserve	-	81,000	-	81,000
Other non deductible items	**59,757**	-	**59,188**	-
	59,757	141,000	**59,188**	141,000
Deferred tax liabilities	**(86,717)**	-	**(18,894)**	-
Deferred tax assets subject to set off provisions	**20,100**	-	**18,300**	-
Unused tax losses for which no deferred tax asset has been recognised	**302,410**	86,640	**228,456**	-
	235,793	86,640	**227,862**	90,072
Income tax expense	-	-	-	-
(c) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	**2,397,969**	1,389,935	-	-
Potential tax benefit at 30%	**719,391**	416,981	-	-

Due to a change in ownership in the year ended 2002/03, the Group must rely on the same business test for the ability to utilise unused tax losses. The Group is presently seeking advice in relation to this matter.

Note 7. Income tax (continued)

(d) Offset of deferred tax liabilities with deferred tax assets and tax losses

At 30 June 2006 a total of $228,069 in deferred tax liabilities, arising from exploration expenditure, is offset by $37,200 in deferred tax assets and $190,869 in carried forward tax losses.

At 30 June 2005 a total of $141,352 in deferred tax liabilities, arising from exploration expenditure, is offset by $17,100 in deferred tax assets and $124,252 in carried forward tax losses.

Tax consolidation legislation
White Energy Company Limited and its wholly-owned Australian subsidiary have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation was notified of this decision on 7 October 2005. With the acquisition of White Energy Technology Limited and subsidiary companies on 30 June 2006, it is anticipated that these entities will join the tax consolidated group on 30 June 2006. The Australian Taxation Office has not been notified of this event as yet.

The wholly-owned entities have fully compensated White Energy for deferred tax liabilities assumed by White Energy on the date of the implementation of the legislation and have been fully compensated for any deferred tax assets transferred to White Energy. The entities have entered into a tax sharing and funding agreement. Under the terms of this proposed agreement, the wholly-owned entities will reimburse White Energy for any current income tax payable by White Energy arising in respect of their activities. The reimbursements will be payable at the same time as the associated income tax liability falls due and will therefore be recognised as a current tax-related receivable by White Energy. In the opinion of the Directors, the proposed tax sharing agreement will also be a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by White Energy.

Note 8. Current assets – Cash and cash equivalents

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Cash at bank and on hand	**6,564,354**	2,948,989	**6,450,072**	2,946,090
	6,564,354	2,948,989	**6,450,072**	2,946,090

Reconciliation to cash at end of year

The above figures are reconciled to cash at the end of the financial year as shows in the statement of cash flows as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Balances as above	**6,564,354**	2,948,989	**6,450,072**	2,946,090
Balances as per statement of cash flows	**6,564,354**	2,948,989	**6,450,072**	2,946,090

Deposits at call

In 2006, the deposits bear interest at rate of 0% to 5.20% (2005: 4.6%) and $0 (2005: $17,500) is secured pursuant to a Bank Guarantee.

Cash acquired through purchase of subsidiaries

Through the purchase of White Energy Technology Limited and its subsidiaries, $112,626 of cash and cash equivalents was acquired (Note 21).

Note 8. Current assets – Cash and cash equivalents (continued)

Interest rate risk

The Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table:

Trade and other receivables	Floating interest rate $	1 year or less $	Over 1 to 2 years $	Over 2 to 3 years $	Over 3 to 4 years $	Over 4 to 5 years $	Over 5 years $	Non-interest bearing $	Total $
2006	-	-	-	-	-	-	-	136,106	136,106
2005	-	-	-	-	-	-	-	23,235	23,235
Weighted average interest rate	-	-	-	-	-	-	-	-	

Note 9. Current assets – Trade and other receivables

	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Loans to related parties	-	-	1,221,786	125,344
Prepayments	30,045	-	30,046	-
Other	106,061	23,235	6,000	10,308
	136,106	23,235	1,257,832	135,652

Note 10. Non-current assets - Other financial assets

	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Other (non-traded) investments				
Convertible Note in private company	-	250,000	-	250,000
Shares in controlled entities (Note 22)	-	-	57,660,388	2,381.817
Shares in other related parties	-	-	-	-
	-	250,000	57,660,388	2,631.817

Note 11. Non-current assets – Property, plant & equipment

	Plant & equipment $	PT Bayan Plant $	Total $
Consolidated			
At 1 July 2004			
Cost	22,857	-	22,857
Accumulated depreciation	(8,523)	-	(8,523)
Net book amount	14,334	-	14,334
Year ended 30 June 2005			
Additions through acquisition	4,747	-	4,747
Depreciation	(8,848)	-	(8,848)
Closing net book amounts	10,233	-	10,233
At 30 June 2005			
Cost	27,604	-	27,604
Accumulated depreciation	(17,371)	-	(17,371)
Net book amount	10,233	-	10,233
Year ended 30 June 2006			
Additions	26,640	-	26,640
Additions through acquisition	-	838,586	838,586
Depreciation	(7,846)	-	(7,846)
Closing net book amounts	29,027	838,586	867,613
At 30 June 2006			
Cost	54,244	838,586	892,830
Accumulated depreciation	(25,217)	-	(25,217)
Net book amount	29,027	838,586	867,613

Note 11. Non-current assets – Property, plant & equipment (continued)

	Plant & equipment $	Total $
Parent		
At 1 July 2004		
Cost	22,857	22,857
Accumulated depreciation	(8,523)	(8,523)
Net book amount	14,334	14,334
Year ended 30 June 2005		
Additions	-	-
Depreciation	(8,531)	(8,531)
Closing net book amounts	5,803	5,803
At 30 June 2005		
Cost	22,857	22,857
Accumulated depreciation	(17,054)	(17,054)
Net book amount	5,803	5,803
Year ended 30 June 2006		
Additions	26,640	26,640
Additions through acquisition	-	-
Depreciation	(5,947)	(5,947)
Closing net book amounts	26,496	26,496
At 30 June 2006		
Cost	49,497	49,4967
Accumulated depreciation	(23,001)	(23,001)
Net book amount	26,496	26,496

Note 12. Non-current assets – Exploration assets

	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Exploration Tenements				
Glen Ayle : E69/1962				
Cost at beginning of reporting period	11,714	-	-	-
Net book amount	11,714	-	-	-
Additions	7,379	-	-	-
Additions through acquisition	-	11,714	-	-
Cost at end of reporting period	19,093	11,714	-	-
Net book amount	19,093	11,714	-	-
Glen Ayle : E69/1963				
Cost at beginning of reporting period	9,061	-	-	-
Net book amount	9,061	-	-	-
Additions	37,130	-	-	-
Additions through acquisition	-	9,061	-	-
Cost at end of reporting period	46,191	9,061	-	-
Net book amount	46,191	9,061	-	-
Glen Ayle : E69/1964				
Cost at beginning of reporting period	8,051	-	-	-
Net book amount	8,051	-	-	-
Additions	14,223	-	-	-
Additions through acquisition	-	8,051	-	-
Cost at end of reporting period	22,274	8,051	-	-
Net book amount	22,274	8,051	-	-
Bridgetown : E70/2723				
Cost at beginning of reporting period	13,112	-	-	-
Net book amount	13,112	-	-	-
Additions	12,748	-	-	-
Additions through acquisition	-	13,112	-	-
Cost at end of reporting period	25,860	13,112	-	-
Net book amount	25,860	13,112	-	-

Note 12. Non-current assets – Exploration assets (continued)

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Bridgetown : E70/2724				
Cost at beginning of reporting period	14,179	-	-	-
Net book amount	14,179	-	-	-
Additions	13,085	-	-	-
Additions through acquisition	-	14,179	-	-
Cost at end of reporting period	27,264	14,179	-	-
Net book amount	27,264	14,179	-	-
Nanutarra : E08/1162				
Cost at beginning of reporting period	32,650	-	-	-
Net book amount	32,650	-	-	-
Additions	65,505	-	-	-
Additions through acquisition	-	32,650	-	-
Cost at end of reporting period	98,155	32,650	-	-
Net book amount	98,155	32,650	-	-
Mt Mundy : E37/771				
Cost at beginning of reporting period	25,997	-	-	-
Net book amount	25,997	-	-	-
Additions	47,064	-	-	-
Additions through acquisition	-	25,997	-	-
Cost at end of reporting period	73,061	25,997	-	-
Net book amount	73,061	25,997	-	-
Bridgetown : E70/2855				
Cost at beginning of reporting period	-	-	-	-
Net book amount	-	-	-	-
Additions	9,149	-	-	-
Additions through acquisition	-	-	-	-
Cost at end of reporting period	9,149	-	-	-
Net book amount	9,149	-	-	-

Note 12. Non-current assets – Exploration assets (continued)

	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Bridgetown : E70/2856				
Cost at beginning of reporting period	-	-	-	-
Net book amount	-	-	-	-
Additions	9,794		-	-
Additions through acquisition	-		-	-
Cost at end of reporting period	9,794		-	-
Net book amount	9,794		-	-
McMahons Reef EL Application: 2647				
Cost at beginning of reporting period	-	-	-	-
Net book amount	-	-	-	-
Additions	10,000	-	-	-
Additions through acquisition	-	-	-	-
Cost at end of reporting period	10,000	-	-	-
Net book amount	10,000	-	-	-
Exploration rights				
Cost at beginning of reporting period	1,933,938	-	-	-
Net book amount	1,933,938	-	-	-
Additions	-	-	-	-
Additions through acquisition	-	1,933,938	-	-
Cost at end of reporting period	1,933,938	1,933,938	-	-
Net book amount	1,933,938	1,933,938	-	-
Total exploration assets	2,274,779	2,048,702	-	-

The exploration rights of $1,933,938 represents the amount paid by the Group in excess of carrying book values in acquiring the portfolio of mining assets from the vendors of Amerod Exploration Limited.

Note 13. Non current assets – Intangible assets

	License $	Total $
Consolidated		
At 1 July 2004		
Cost	-	-
Accumulated depreciation	-	-
Net book amount	-	-
Year ended 30 June 2005		
Additions through acquisition	-	-
Depreciation	-	-
Closing net book amounts	-	-
At 30 June 2005		
Cost	-	-
Accumulated depreciation	-	-
Net book amount	-	-
Year ended 30 June 2006		
Additions	-	-
Additions through acquisition	55,983,130	55,983,130
Depreciation	-	-
Closing net book amounts	55,983,130	55,983,130
At 30 June 2006		
Cost	55,983,130	55,983,130
Accumulated depreciation	-	-
Net book amount	55,983,130	55,983,130

The coal technology license was acquired as part of the acquisition disclosed in Note 21 on 30 June 2006.

Note 13. Non current assets – Intangible assets (continued)

	License $	Total $
Parent		
At 1 July 2004		
Cost	-	-
Accumulated depreciation	-	-
Net book amount	-	-
Year ended 30 June 2005		
Additions through acquisition	-	-
Depreciation	-	-
Closing net book amounts	-	-
At 30 June 2005		
Cost	-	-
Accumulated depreciation	-	-
Net book amount	-	-
Year ended 30 June 2006		
Additions	-	-
Additions through acquisition	-	-
Depreciation	-	-
Closing net book amounts	-	-
At 30 June 2006		
Cost	-	-
Accumulated depreciation	-	-
Net book amount	-	-

Note 14. Current liabilities – Trade and other payables

		Consolidated		Parent	
		2006 $	2005 $	**2006 $**	2005 $
Trade creditors		**848,585**	46,441	**839,031**	36,930
Loans from controlled entities	(a)	**-**	-	**482,286**	478,170
Amounts payable to vendors on purchase of White Energy Technology Ltd and its subsidiaries	(b)	**2,600,000**	-	**2,600,000**	-
Other creditors		**225,001**	-	**-**	-
Other creditors – accruals		**737,805**	59,031	**61,000**	59,031
		4,411,391	105,472	**3,982,317**	574,131

(a) There are no fixed repayment terms attached to the loan and no interest is payable.

(b) Amounts payable for the acquisition of White Energy Technology Ltd and its subsidiaries are in accordance with the share sale agreement. Amounts are due to be paid within 6 months of the date of acquisition, 30 June 2006. Payable amounts do not attract interest.

Note 15. Contributed equity

	Parent			
	2006 Shares	2005 Shares	2006 $	2005 $
(a) Share capital				
Paid up capital ordinary shares each fully paid	95,961,051	36,013,477	116,472,971	59,665,559

(b) Movements in ordinary share capital

Date	Details	Notes	Number of shares	Number of options	$
30 June 2004	Balance		137,186,243		54,573,330
18 Feb 2005	Consolidation of shares 1 for 20	(g)	(130,326,766)		-
8 Mar 2005	Issue of shares at $0.20 per share	(e)	17,500,000		3,500,000
8 Mar 2005	Issue of shares at nil consideration	(e)	3,830,000		-
8 Mar 2005	Issue of shares at $0.20 per share	(e)	7,000,000		1,400,000
8 Mar 2005	Issue of 25 cent options expiring 30 Nov 2008	(d)		7,000,000	269,167
8 Mar 2005	Issue of 40 cent options expiring 30 Nov 2008	(d)		6,000,000	262,650
8 Mar 2005	Issue of shares at $0.20 per share	(e)	824,000		164,800
					60,169,947
	Less: Transaction costs arising on share issues				(504,388)
30 June 2005	Balance		36,013,477		59,665,559
29 July 2005	Issue of shares at $0.25 per share	(e)	2,000,000		500,000
4 Aug 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	10,000		2,500
27 Sept 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	15,000		3,750
11 Oct 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	125,000		31,250
13 Oct 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	15,000		3,750
24 Oct 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	20,000		5,000
26 Oct 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	50,000		12,500
2 Nov 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	5,000		1,250
9 Nov 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	7,500		1,875
11 Nov 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	55,000		13,750
14 Dec 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	12,500		3,125
22 Dec 2005	Exercise of 25 cent options expiring 30 Nov 2008	(d)	5,000		1,250
10 Jan 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	5,000		1,250
24 Jan 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	25,000		6,250
27 Jan 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	5,000		1,250
6 Feb 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	75,000		18,750
8 Mar 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	5,000		1,250
17 Mar 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	10,000		2,500
22 Mar 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	30,000		7,500
10 Apr 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	65,000		16,250
27 Apr 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	75,000		18,750
12 May 2006	Issue of shares at $0.90 per share	(e)	5,592,000		5,032,800
23 May 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	30,000		7,500
8 June 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	35,000		8,750
26 June 2006	Share purchase plan	(f)	242,003		229,903
30 June 2006	Issue of shares at $1.00 per share	(e)	51,428,571		51,428,571
30 June 2006	Exercise of 25 cent options expiring 30 Nov 2008	(d)	5,000		1,250
30 June 2006	Issue options for nil consideration	(d)	-	392,003	-
	Less: Transaction costs arising on share issues				(555,112)
30 June 2006	Balance		95,961,051		116,472,971

Note 15. Contributed equity (continued)

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 18 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

(c) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder is entitled to vote, may vote in person, or by proxy or attorney or, being a corporation, be representative duly authorised under the Corporations Act 2001, and has one vote on a show of hands and one vote per fully paid share on a poll.

(d) Options

Pursuant to the approval of shareholders at the Annual General Meeting in December 2005, 8,000,000 options were issued to Arthur Phillip Pty Ltd in consideration for investment banking services rendered at an issue price of 3.7 cents a share and an expiry date of 30 September 2007. Pursuant to the Prospectus dated 4 February 2005, these options were cancelled.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 15,750,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued as follows:

(i) 7,000,000 options to the vendors of Amerod Explorations Limited (formerly Amerod Resources Limited) which are included in the cost of acquiring the business

(ii) 8,750,000 options to the subscribers under the Prospectus where 1 free attaching option was issued for every 2 shares allotted and issued.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.40 and an expiring date of 30 November 2008 were issued to the vendors of Amerod Explorations Limited which are included in the cost of acquiring the business.

Pursuant to Listing Rule 7.1, 412,000 options with an exercise price of $0.25 and an expiry date of 30 November 2008 were issued to the subscribers where 1 free attaching option was issued for every 2 shares allotted and issued.

Pursuant to shareholder approval at the Extraordinary General Meeting on 28 June 2006, 242,003 options were allotted under the Share Purchase Plan and 150,000 options were allotted to external advisors for provision of services. Options have a $1.40 exercise price and expire 30 August 2009.

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 27 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

(e) Issue of shares

On 8 March 2005 the company raised $3,500,000 of funds through a placement of 17,500,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company purchased Amerod Explorations Limited through a placement of 7,000,000 ordinary shares at an issue price of $0.20 as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company allotted Taurus Advisory Group PPL for nil consideration 3,830,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005, the company pursuant to Listing Rule 7.1, raised $164,800 of funds through a placement of 824,000 ordinary shares.

On 29 July 2005 the company raised $500,000 of funds through the placement of 2,000,000 shares via prospectus.

Note 15. Contributed equity (continued)

(e) Issue of shares (continued)

On 12 May 2006 the company raised $5,032,800 of funds through the placement of 5,592,000 shares under Listing Rule 7.1.

On 30 June 2006, The Company issued 51,428,571 ordinary shares at $1.00 as part of consideration for the acquisition of White Energy Technology Limited ($51,428,571).

(f) Share Purchase Plan

Under the company's shareholder approved Share Purchase plan, on 26 June 2006 $229,903 was raised via the issue of 242,003 shares.

(g) Share consolidation

As approved by shareholders on 18 February 2005 the company consolidated its shares on a 1 for 20 basis, resulting in a reduction in the number shares from 137,186,243 to 6,859,477.

Note 16. Reserves and retained losses

(a) Reserves

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Share based payments reserve				
Balance 1 July	**270,000**	-	**270,000**	-
Options expense	**42,345**	270,000	**42,345**	270,000
Options expense	**374,315**	-	**374,315**	-
Balance 30 June	**686,660**	270,000	**686,660**	270,000

419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011 were issued on 7 July 2006, and have been accounted for in Note 18 of the Share Based Payments Reserve at 30 June 2006 as the service to which it related was completed in the Financial Year.

Share based payment reserve

The share based payment reserve is used to recognise the fair value of options issued but not exercised.

(b) Accumulated losses

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Accumulated losses at the beginning of the financial year	**(54,759,872)**	(54,001,073)	**(54,790,328)**	(54,020,088)
Loss attributable to members of White Energy Company Limited	**(985,168)**	(758,799)	**(956,832)**	(770,240)
Accumulated losses at the end of the financial year	**(55,745,040)**	(54,759,872)	**(55,747,160)**	(54,790,328)

Note 17. Key management personnel disclosures

(a) Directors

The following persons were directors of White Energy Company Limited during the financial year:

Chairman – non-executive
J.V. McGuigan

Executive directors
J.C. Atkinson, *Managing Director*

Non-executive directors
I.T. Khan

(b) Other key management personnel

Except for the executive director discussed above, there are no other executives.

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2006	2005	2006	2005
	$	$	$	$
Short-term employee benefits	127,528	139,240	127,528	139,240
Post-employment benefits	11,100	10,800	11,100	10,800
Share-based payments	374,315	270,000	374,315	270,000
Total	512,943	420,040	512,943	420,040

The company has taken advantage of the relief provided by Corporations Regulations CR2M.6.04 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-D of the remuneration report on pages 7 to 9.

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 9.

Option holdings

The numbers of options over shares in the company held during the financial year by each director of White Energy Company Limited and other key management personnel of the consolidated entity, including their personally-related entities, are set out below.

On 28 June 2006, shareholders approved an Incentive Options Plan for directors, management, employees and consultants. Under the Plan, up to 5% of the issue capital of the company can be allotted, with the terms and conditions attaching to the options to be determined by the Board of Directors. At 30 June 2006, no allocations had been made.

Note 17. Key management personnel disclosures (continued)

2006				
Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year	Vested and Exercisable at the end of the year
Non-executive directors of White Energy Company Limited				
J.V. McGuigan	90,500	-	90,500	90,500
I.T. Khan	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	70,500	-	70,500	70,500
Hunter Bay Partners Pty Ltd	6,000,000	-	6,000,000	6,000,000

2005				
Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year *	Vested and Exercisable at the end of the year
Non-executive directors of White Energy Company Limited				
J.V. McGuigan	-	-	90,500	90,500
I.T. Khan	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	-	-	70,500	70,500
Hunter Bay Partners Pty Ltd	-	6,000,000	6,000,000	-

No options are vested and unexercisable at the end of the year. * granted in March 2006 capital raising

Share holdings

The numbers of shares in the company held during the financial year by each director of White Energy Company Limited and other key management personnel of the consolidated entity, including their personally-related entities, are set out below. There were no shares granted during the reporting period as compensation.

2006				
Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Non-executive directors of White Energy Company Limited				
J.V. McGuigan	1,330,623	-	2,399,657	3,730,280
I.T. Khan (1)	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	1,294,973	-	2,400,171	3,695,144

Note 17. Key management personnel disclosures (continued)

2005				
Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Non-executive directors of White Energy Company Limited				
J.V. McGuigan	11,475,473	-	(10,144,850)	1,330,623
I.T. Khan (1)	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	12,100,793	-	(10,805,820)	1,294,973

(1) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 623,528 Shares and in Crosby Investment Holdings Limited which holds 419,400 unlisted options exercisable at $0.01, expiring on 7 July 2011. Although these options were issued on 7 July 2006, they have been accounted for in Note 27 of the Share Based Payments Reserve at 30 June 2006 as the service was completed.

(e) Loans to key management personnel

No loans were made to any key management personnel during the year.

(f) Other transactions with key management personnel

Hunter Bay Partners Pty Ltd, a director related entity, and Hunter Bay Services Pty Limited, a director-related entity, were paid $82,066 (2005: $44,045) for the provision of office accommodation, parking and the use of certain office-related facilities and services and were paid $12,126 (2005: $17,640) for the provision of secretarial services during the 12 months ended 30 June 2006.

Ventnor Capital, a director related entity of Richard Monti (a director of Amerod Exploration Limited), was paid $47,131 (2005: $11,875) for the provision of mining exploration consultancy services.

Arthur Phillip, a director related entity of Richard Poole (a director of Amerod Explorations Limited) was paid $164,860 (2005: $280,000) for the provision of corporate advisory services.

Note 18. Remuneration of auditors

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
During the year the following services were paid to the auditor of the parent entity and its related practices:				
Fees paid to PricewaterhouseCoopers – Australia				
Audit and review of financial reports	40,254	26,237	34,254	26,237
Accounting services	-	3,520	-	3,520
Tax compliance services	-	-	-	-
Tax advice on acquisitions and group reorganisation	19,500	-	19,500	-
Valuation and due diligence advice	-	-	-	-

The parent entity bears the cost of the audit for all companies within the group. It is the consolidated entity's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the consolidated entity are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. It is the consolidated entity's policy to seek competitive tenders for all major consulting projects.

Note 19. Commitments for expenditure

In order to maintain an interest in the mining and exploration tenements in which the consolidated entity is involved, the consolidated entity is committed to meet the conditions under which the tenements were granted and the obligations of any joint venture agreements. The timing and amount of exploration expenditure commitments and obligations of the consolidated entity are subject to the minimum expenditure commitments required by the relevant state department of Minerals and Energy, and may vary significantly from the forecast based upon the results of the work performed which will determine the prospectivity of the relevant area of interest.

(a) Exploration Work

The company has certain obligations to perform minimum exploration work and expend minimum amounts of money on its mining tenements. Obligations for the next 12 months are expected to amount to $288,485 (2005: $61,130). No estimate has been given of expenditure commitments beyond 12 months as this is dependent on the directors' ongoing assessment of operations and, in certain instances, Native Title negotiations.

In June 1992 the High Court of Australia held in the Mabo case that the common law of Australia recognises a form of native title. The full impact that the Mabo decision may have on tenements held by the Company is not yet known. The Company is aware of native title claims that have been lodged with the National Native Title Tribunal ("the Tribunal") over several areas in Western Australia in which the Company holds interests. The native title claims have been accepted by the Tribunal for determination under section 63(1) of the Native Title Act 1993 (Commonwealth).

Note 20. Related party transactions

Directors and key management personnel

a) Disclosures relating to directors and key management personnel are set out in Note 17.

b) Related parties of directors include related party entities and individuals who are considered related parties under the Corporations Act 2001.

c) Loans to/from related parties

	Consolidated		**Parent**	
	2006	2005	**2006**	2005
	$	$	**$**	$
Loans to:				
Subsidiaries				
Beginning of the year	-	-	**125,344**	-
Advances	-	-	**1,096,442**	125,344
End of the year	-	-	**1,221,786**	125,344
Loans from:				
Subsidiaries				
Beginning of the year	-	-	**478,170**	-
Advances	-	-	**4,116**	478,170
End of the year	-	-	**482,286**	478,170

d) Terms and conditions
Loans to and from subsidiaries are interest free and at call.

e) Ownership interests in related parties
Interests held in controlled entities is set out in Note 22.

Note 21. Business combinations

(a) Summary of acquisition

2006
On 30 June 2006 the parent entity acquired 100% of the issued share capital of White Energy Technology Limited and its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd.

The acquired business contributed nil revenue to net profit of the Group as the acquisition took place on the last day of the reporting period. If the acquisition had occurred on 1 July 2005, consolidated revenue and consolidated loss for the year ended 30 June 2006 would have been $226,435 and $1,781,002 respectively. These amounts have been calculated using the Group's accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2005, together with the consequential tax effects.

2005
On 18 February 2005 the parent entity acquired 100% of the issued share capital of Amerod Exploration Limited (formerly Amerod Resources Limited) for $1,931,817. The Company acquired the company Amerod Exploration Limited (formerly Amerod Resources Limited) for the issue of 7,000,000 ordinary shares at $0.20, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 options exercisable at $0.40 expiring 30 November 2008.

(b) Summary of acquisition continued

	$
2006	
Purchase consideration (refer to (c) below):	
Cash paid	1,000,000
Deferred cash consideration (e)	2,600,000
Fair value of shares issued as consideration (51,428,571 shares at $1.00 per share)	51,428,571
Option paid on agreement of purchase contract	250,000
Total purchase consideration	55,278,571
Fair value of net identifiable assets acquired (refer to (d) below)	55,278,571

	$
2005	
Purchase consideration (refer to (c) below):	
Cash paid	-
Deferred cash consideration	-
Fair value of shares and options issued as consideration (7,000,000 shares at $0.20 each, 7,000,000 options exercisable at $0.25 and 6,000,000 performance options exercisable at $0.40 *)	1,931,817
Total purchase consideration	1,931,817
Fair value of net identifiable assets acquired (refer to (d) below)	1,931,817

* the fair value of the options was independently assessed under the Black-Scholes methodology

Note 21. Business combinations (continued)

(c) Purchase consideration

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Outflow of cash to acquire subsidiary, net of cash acquired				
Cash consideration	1,000,000	-	1,000,000	-
Less: Balances acquired				
Cash	(112,626)	(3,150)	-	(3,150)
Outflow/ (inflow) of cash	887,374	(3,150)	1,000,000	(3,150)

(d) Assets and liabilities acquired

The assets and liabilities arising from the acquisition are as follows:

2006	Acquiree's carrying amount $	Fair value $
Cash	112,626	112,626
Trade receivables	45,563	45,563
Plant and equipment	838,586	838,586
Intangible assets: license (refer to note f below)	-	55,983,130
Trade payables	(613,262)	(613,262)
Borrowings	(1,338,072)	(1,088,072)
Net identifiable assets acquired	(954,559)	55,278,571

2005	Acquiree's carrying amount $	Fair value $
Cash	3,150	3,150
Exploration assets	93,872	93,872
Exploration rights	-	1,933,938
Trade payables	(99,143)	(99,143)
Net identifiable assets acquired	(2,121)	1,931,817

(e) In accordance with the purchase contract, $2.825 million of the total cash consideration outstanding at 30 June 2006 is payable within 6 months of the date of acquisition, 30 June 2006.

(f) The initial accounting for the business combination in respect of White Energy Technology Limited has been only provisionally determined by reporting date. The Company is in the process of allocating the cost of the business combination to each of the separately identifiable intangible assets acquired. In accordance with AASB 3 *Business Combinations* this will be completed within twelve months of the acquisition date.

Note 22. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

Name of entity	Country of incorporation	Class of share	Equity Holding		Cost of parent entity's investment	
			2006	2005	2006	2005
			%	%	$	$
Spike Services Pty Ltd	Australia	Ordinary	100	100	450,000	450,000
Spike Licenses, Inc.	United States	Ordinary	100	100	155	155
Amerod Exploration Ltd	Australia	Ordinary	100	100	1,931,817	1,931,817
Amerod Holdings PL	Australia	Ordinary	100	100	-	-
White Energy Technology Limited	Australia	Ordinary	100	-	55,278,571	-
Binderless Coal Briquette Company Pty Ltd	Australia	Ordinary	100	-	-	-
Coking BCB Pty Ltd	Australia	Ordinary	100	-	-	-
Shares in controlled entities – at cost					57,660,543	2,381,972
Less: provision for write down to recoverable amount					(155)	(155)
Shares in controlled entities – at recoverable amount					57,660,388	2,381,817

Note 23. Deed of cross guarantee

White Energy Company Limited and White Energy Technology Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Consolidated income statement

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by White Energy Company Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group consisting of White Energy Company Limited and White Energy Technology Limited.

	2006 $'000
Income statement	
Revenue from continuing operations	
Other income	186,694
Employee benefits expense	(237,816)
Depreciation and amortisation expense	(5,948)
Finance costs	(3,128)
External advisory fees	(477,983)
Other expenses	(418,651)
Loss before income tax	(956,832)
Income tax expense	-
Loss for the year	(956,832)

Note 23. Deed of cross guarantee (continued)

(b) Summary of movements in consolidated accumulated losses

	2006
	$'000
Summary of movements in consolidated accumulated losses	
Accumulated losses at the beginning of the financial year	(54,790,328)
Loss for the year	(956,832)
Accumulated losses at the end of the financial year	(55,747,160)

(c) Balance sheets

Set out below is a consolidated balance sheet as at 30 June 2006 of the Closed Group consisting of White Energy Company Limited, White Energy Technology Limited and its subsidiaries Binderless Coal Briquette Pty Ltd and Coking BCB Pty Ltd.

	2006
	$'000
Current assets	
Cash and cash equivalents	6,562,698
Trade and other receivables	491,189
Total current assets	7,053,887
Non-current assets	
Other financial assets	2,381,818
Property, plant and equipment	865,082
Intangible assets	55,983,130
Total non-current assets	59,230,030
Total assets	66,283,917
Current liabilities	
Payables	1,938,474
Related party borrowings	3,307,287
Total current liabilities	5,245,761
Total liabilities	5,245,761
Net assets	61,038,156
Equity	
Contributed equity	116,472,971
Reserves	312,345
Accumulated losses	(55,747,160)
Total equity	61,038,156

There was no deed of guarantee in place during the prior financial year ended 30 June 2005.

Note 24. Events occurring after the balance sheet date

On 7 July 2006, 419,400 unlisted options, exercisable at $0.01 with an expiry date of 7 July 2011 were issued to the broker for the placement in May 2006 which raised $5,032,800.

During August 2006, the company finalised the placement approved at the Extraordinary General Meeting on 28 June 2006. A total of $23,024,000 was raised through the issue of 23,983,333 shares at $0.96 per share. In addition placement fees for the capital raising were paid through the issue of unlisted options, being 2,066,896 unlisted options, exercisable at $0.01 with an expiry date of 30 August 2011.

The Company signed formal documentation subsequent to year end with PT Bayan Resources (a member of the Bayan Resources Group) to build, own and operate on a joint venture basis binderless coal briquetting plants with an annual capacity of 5 million tonnes at Bayan's Tabang Mine in the Indonesian region of East Kalimantan. Importantly, Bayan Resources have agreed to acquire up to 1.5 million tonnes per annum of upgraded coal from the joint venture over the first five years of the plants operation representing approximately US$200 million of guaranteed revenue for the joint venture. Feasibility work regarding the Bayan plant has been completed and agreed and the joint venture is now in the process of finalising tender documentation to enable construction of the plant to be commenced.

Note 25. Reconciliation of (loss) after income tax to net cash outflow from operating activities

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Operating (loss) after income tax	**(985,168)**	(758,799)	**(956,832)**	(770,240)
Depreciation and amortisation	**7,846**	8,578	**5,947**	8,531
Share based payments reserve	-	270,000	-	270,000
Reversal of provision for closure	-	(200,000)	-	(200,000)
Change in operating assets and liabilities, net of effects from purchase of controlled entity				
(Increase) in prepayments, net of acquisition	**(30,046)**	-	**(30,046)**	-
(Increase) / decrease in other receivables, net of acquisition	**67,503**	(5,804)	**6,111**	(5,804)
Increase / (decrease) in payables, net of acquisition	**171,202**	(68,975)	**189,158**	29,468
Net cash (outflow) from operating activities	**(768,663)**	(755,000)	**(785,662)**	(668,045)

Non cash flow transactions

On 30 June 2006, the Company acquired White Energy Technology Limited and its subsidiaries for a total of $55,278,571 which includes a total non-cash amount $51,428,571 payable through the issue of shares. $2,600,000 of the consideration payable remains outstanding as disclosed in Note 21.

On 8 March 2005, the Company acquired Amerod Exploration Limited (formerly Amerod Resources Limited) for a total of $1,931,817 in ordinary shares, ordinary options and performance options.

Note 26. Earnings per share

	Consolidated	
	2006	**2005**
	Cents	**Cents**
Basic and diluted earnings per share	**(2.5)**	(3.0)
Weighted average number (post consolidation) of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	**38,926,715**	15,974,279

Note 26. Earnings per share (continued)

As there are no amounts unpaid on ordinary shares or any reduction arising from the exercise of options outstanding during the financial year, no adjustment is necessary in the determination of diluted earnings per share.

Information concerning the classification of securities

Options
The options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. These options do not have a dilutive effect on earnings per share, therefore diluted earnings per share is not materially different from basic earnings per share. Details relating to the options are set out on page 9.

Note 27. Share based payments

		Consolidated		Parent	
		2006	2005	**2006**	2005
		$	$	**$**	$
External advisory fees	(a)	**42,345**	-	**42,345**	-
External advisory fees	(b)	**374,315**	-	**374,315**	-
Employee benefit expense	(c)	**-**	270,000	**-**	270,000
Total share based payment expense		**416,660**	270,000	**416,660**	270,000

Fair value of options granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(a) 150,000 options were granted on 30 June 2006 for nil consideration to external advisors for services rendered during the year. Options vest immediately and are exercisable at $1.40 per option. Options at grant date have a fair value of $0.2823. Interest free rate used in the calculation of fair value was 5.75%, no expected dividend yield and with volatility of 51%. Options expire on 30 August 2009. No options have been exercised at 30 June 2006.

(b) 419,400 options were granted on 7 July 2006 for nil consideration to external advisors for services rendered during the year. Options vest immediately and are exercisable at $0.01 per option. Options at grant date have a fair value of $0.8925. Interest free rate used in the calculation of fair value was 5.75%, no expected dividend yield and with volatility of 51%. Options expire on 30 August 2011. Although these options were issued on 7 July 2006, they have been accounted for in the Share Based Payments Reserve at 30 June 2006 as the service was completed. No options have been exercised at 30 June 2006.

(c) 6,000,000 management performance options were granted in the prior year for nil consideration in two tranches with different vesting conditions.

3,000,000 of the options vested upon the weighted average share price exceeding $0.30 for a period of 1 month and have a fair value of $0.05. 3,000,000 of the options options vested upon the weighted average share price exceeding $0.35 for a period of 1 month and have a fair value of $0.04.

Interest free rate used in calculation of fair value was 5.15%, no expected dividend yield and with volatility ranging from 42.9% to 50% depending of performance hurdles. Both tranches are exercisable at $0.25 and expire on 30 November 2008. No options have been exercised at 30 June 2006.

Note 28. Explanation of transition to Australian equivalent to IFRSs

(a) At the date of transition to AIFRS, 1 July 2004, there were no adjustments to be made to balances reported under previous AGAAP in either the parent or consolidated entity.

(b) At the end of the reporting period under previous AGAAP: 30 June 2005

Consolidated	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Current assets				
Cash assets		2,948,989	-	2,948,989
Receivables		23,235	-	23,235
Total current assets		2,972,224	-	2,972,224
Non-current assets				
Other financial assets		250,000	-	250,000
Exploration assets		2,048,702	-	2,048,702
Property, plant and equipment		10,233	-	10,233
Total non-current assets		2,308,935	-	2,308,935
Total assets		5,281,159	-	5,281,159
Current liabilities				
Payables		105,472	-	105,472
Total current liabilities		105,472	-	105,472
Total liabilities		105,472	-	105,472
Net assets		5,175,687	-	5,175,687
Equity				
Contributed equity		59,665,559	-	59,665,559
Reserves	(1)	-	270,000	270,000
Accumulated losses	(1)	(54,489,872)	(270,000)	(54,759,872)
Total equity		5,175,687	-	5,175,687

Note 28. Explanation of transition to Australian equivalent to IFRSs (continued)

(b) At the end of the reporting period under previous AGAAP: 30 June 2005

Parent	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Current assets				
Cash assets		2,946,090	-	2,946,090
Receivables		135,652	-	135,652
Total current assets		3,081,742	-	3,081,742
Non-current assets				
Other financial assets		2,631,817	-	2,631,817
Exploration assets		-	-	-
Property, plant and equipment		5,803	-	5,803
Total non-current assets		2,637,620	-	2,637,620
Total assets		5,719,362	-	5,719,362
Current liabilities				
Payables		574,131	-	574,131
Total current liabilities		574,131	-	574,131
Total liabilities		574,131	-	574,131
Net assets		5,145,231	-	5,145,231
Equity				
Contributed equity		59,665,559	-	59,665,559
Reserves	(1)	-	270,000	270,000
Accumulated losses	(1)	(54,520,328)	(270,000)	(54,790,328)
Total equity		5,145,231	-	5,145,231

(1) Under AASB 2 *Share based Payment*, from 1 July 2004 the company is required to recognise an expense for those options that were issued to employees under the White Employee Option Plan and to other parties in exchange for services after 7 November 2002 but that had not vested by 1 January 2005.

Applying the policy required by AASB 2 during the year ended 30 June 2005, consolidated accumulated losses at 30 June 2005 have been increased by $270,000, with a corresponding increase in the share based payment reserve. For the year ended 30 June 2005, the consolidated employee expense benefit has increased by $270,000.

Note 28. Explanation of transition to Australian equivalent to IFRSs (continued)

(c) Reconciliation of profit from the year 30 June 2005

Consolidated	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Revenue from continuing operations		59,334		59,334
Employee benefits expense	(1)	(275,811)	(270,000)	(545,811)
Depreciation		(8,578)		(8,578)
Borrowing costs expense		(23)		(23)
External advisory fees		(237,912)		(237,912)
Other expenses from ordinary activities		(25,809)		(25,809)
(Loss) before tax expense	(1)	(488,799)	(270,000)	(758,799)
Income tax expense		-		-
Net (loss)	(1)	(488,799)	(270,000)	(758,799)
Profit attributable to members of White Energy Company Limited	(1)	(488,799)	(270,000)	(758,799)

Parent	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Revenue from continuing operations		45,530		45,530
Employee benefits expense	(1)	(275,811)	(270,000)	(545,811)
Depreciation		(8,531)		(8,531)
Borrowing costs expense		(23)		(23)
External advisory fees		(237,912)		(237,912)
Other expenses from ordinary activities		(23,493)		(23,493)
(Loss) before tax expense	(1)	(500,240)	(270,000)	(770,240)
Income tax expense		-		-
Net (loss)	(1)	(500,240)	(270,000)	(770,240)
Profit attributable to members of White Energy Company Limited	(1)	(500,240)	(270,000)	(770,240)

(d) Reconciliation of cash flow statement for the year 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 17 to 58 are in accordance with the Corporations Act 2001, including:
   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(c) the audited remuneration disclosures set out on pages 7 to 9 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 23 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 23.

The directors have been given the declarations by the Executive Director required by Section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
28 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of White Energy Company Limited

Audit opinion

In our opinion

1. the financial report of White Energy Company Limited:

    - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of White Energy Company Limited and the White Energy Company Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date,
    - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the audited remuneration disclosures that are contained on pages 7 to 9 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility
The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for both White Energy Company Limited (the company) and the White Energy Company Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of key management personnel (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 7 to 9 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

PRICEWATERHOUSECOOPERS

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and consolidated entity's financial position, and their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

B K Hunter
Partner

Sydney
28 September 2006

Shareholder information

The shareholder information set out below was applicable as at 13 September 2006.

A. Distribution of equity securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares	Options (1)	Options (2)	Options (3)	Options (4)	Options (5)	Options (6)
1 - 1,000	1,580	-	-	-	-	-	-
1,001 - 5,000	209	218	-	-	96	-	-
5,001 - 10,000	116	17	-	-	-	-	-
10,001 - 100,000	106	14	-	-	-	-	-
100,001 & over	45	14	1	1	-	1	3
	2,056	263	1	1	96	1	3

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	15,357,000
(2)30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000
(4) 30 August 2009	140.0 cents	392,003
(5) 7 July 2011	1.0 cent	419,400
(6) 30 August 2011	1.0 cent	2,066,896

There were 1,379 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary Shares Number held	Percentage of issued shares
National Nominees Limited	31,751,185	26.4%
Gaffwick Pty Ltd	14,082,964	11.8%
Ganra Pty Ltd	13,114,286	11.0%
Citicorp Nominees Pty Limited	8,230,995	6.9%
Bimosa Pty Ltd	6,557,143	5.5%
HSBC Custody Nominees (Australia) Limited	5,921,276	4.9%
Westpac Custodians Nominees Limited	4,501,525	3.8%
Greenworth Pty Ltd	4,371,429	3.6%
Clark Services Australia Pty Ltd	3,535,714	2.9%
Langley Investments Pty Ltd	3,535,714	2.9%
Sanjur Pty Limited	3,032,840	2.6%
Riverbend Investments Pty Ltd	2,400,171	2.0%
Whittaker Custodians Pty Ltd	2,400,171	2.0%
Arthur Phillip Nominees Pty Ltd	1,750,000	1.5%
Alpha Securities Pte Ltd	1,500,000	1.2%
Amanda Poole	1,250,000	1.0%
Arthur Phillip Pty Ltd	651,136	0.5%
Saratoga Equity Partners 1 Limited	560,000	0.5%
Craig Ian Burton	500,000	0.4%
William Brownlie Fairweather	500,000	0.4%
Greatcity Corporation Pty Ltd	500,000	0.4%
	110,646,549	92.2%

Shareholder information (continued)

Unquoted equity security

	Options (1)	Options (2)	Options (3)	Options (4)	Options (5)	Options (6)
Number on issue	15,357,000	6,000,000	6,000,000	392,003	419,400	2,066,896
Number of holders	263	1	1	96	1	3
Greater than 20% Holders						
Taurus Advisory Group LLC	6,875,000	-	-	-	-	-
Arthur Phillip Nominees PL	-	6,000,000	-	-	-	-
Hunter Bay Partners Pty Ltd	-	-	6,000,000	-	-	-
Crosby Investment Holdings Limited	-	-	-	-	419,400	1,616,896

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	15,357,000
(2)30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000
(4) 30 August 2009	140.0 cents	392,003
(5) 7 July 2011	1.0 cent	419,400
(6) 30 August 2011	1.0 cent	2,066,896

C. Substantial shareholders

Substantial shareholders in the company are set out below:

Name	Number held	Percentage
National Nominees Limited	31,751,185	26.4%
Gaffwick Pty Ltd	14,082,964	11.8%
Ganra Pty Ltd	13,114,286	11.0%
Citicorp Nominees Pty Limited	8,230,995	6.9%
Bimosa Pty Ltd	6,557,143	5.5%

F. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Law, and has one vote on a show of hands and one vote per fully paid share on a poll.

(b) Options
No voting rights.

Information and services

Registered Office

Level 5, Grafton Bond Building, 201 Kent Street, Sydney NSW 2000 Telephone: (02) 9251 1311 Facsimile: (02) 9251 1638

Share Registry / Principal Register

Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000 Telephone (02) 8234 5222 Facsimile (02) 8234 5050

Company Secretary

David Franks

Auditor

PricewaterhouseCoopers, Darling Park Tower 2, 201 Sussex Street, Sydney NSW 2000

Solicitors

Baker & McKenzie, AMP Centre, 50 Bridge Street, Sydney NSW 2000
Steinpreis Paganin, Level 4, Next Building, 16 Milligan Street, Perth WA 6000

Bankers

National Australia Bank Limited, NAB House, 225 George Street, Sydney NSW 2000

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

29 September 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

COMPLIANCE PROSPECTUS DATED 17 JULY 2006

The compliance prospectus dated 17 July 2006 has closed today, 29 September 2006, fully subscribed.

A total of $8,000 was raised under the prospectus, the maximum amount permitted, at $1.00 per share.

This Prospectus has been prepared for the purpose of Section 708A(11) of the Corporations Act to remove any restrictions on the sale of securities to be issued by the Company during the Offer Period.

Attached is an Appendix 3B outlining the allotment.

David Franks
Company Secretary
White Energy Company Limited
61 2 9419 2966

END